TEMBEC INDUSTRIES INC.,
Issuer,

TEMBEC INC.,
Guarantor,

and

HSBC BANK USA,
Trustee

____________________

Indenture

Dated January 19, 2001
____________________

U.S. $500,000,000

8.50% Senior Notes due February 1, 2011

Tembec Industries Inc.

Reconciliation and tie between Trust Indenture Act of
1939 and Indenture, dated as of January 19, 2001

Trust Indenture
Act Section	Indenture Section

§ 310(a)(1)	608
(a)(2)	608
(b)	609
§ 312(c)	701
§ 314(a)	703
(a)(4)	1008(a)
(c)(1)	102
(c)(2)	102
(e)	102
§ 315(b)	602
§ 316(a)(lastsentence)	101 ("Outstanding")
(a)(1)(A)	502, 512
(a)(1)(B)	513
(b)	508
(c)	104(d)
§ 317(a)(1)	503
(a)(2)	504
(b)	1003
§ 318(a)	111

Note:This reconciliation and tie shall not, for any purpose, be deemed to be a part of this Indenture.

i

"Exchange Act"	7
"Exchange Offer"	7
"Exchange Offer Registration Statement"	7
"Exchange Notes"	8
"Excluded Debt"	8
"Excluded Subsidiary"	8
"Expiration Date"	8
"Fall-away Event"	8
"generally accepted accounting principles"	8
"Global Note" or "Global Notes"	8
"Gradation"	8
"Guarantee"	9
"Guaranteed Obligations"	9
"Guarantor"	9
"Guarantor Request" or "Guarantor Order"	9
"Holder"	9
"Incur"	9
"Independent Investment Banker"	9
"Indenture"	9
"Initial Notes"	9
"Interest Payment Date"	9
"Inventory"	9
"Investment"	9
"Investment Grade"	9
"Lien"	10
"Maturity"	10
"Moody's"	10
"Net Available Proceeds"	10
"Note"	10
"Offer"	10
"Offer to Purchase"	10
"Offering Circular"	12
"Officers' Certificate"	12
"Opinion of Counsel"	12
"Outstanding"	12
"pari passu"	13
"Paying Agent"	13
"Permitted Joint Venture"	13
"Person"	13
"Predecessor Note"	13
"Preferred Stock"	14
"Private Placement Legend"	14
"Purchase Amount"	14
"Purchase Date"	14
"Purchase Price"	14
"Qualified Capital Stock"	14
"Rating Agencies"	14
"Rating Category"	14
"Rating Decline"	14
"Receivables"	14
"Receivables Program"	14

"Receivables Program Assets"	14
"Redeemable Stock"	15
"Redemption Date"	15
"Redemption Price"	15
"Reference Treasury Dealer"	15
"Reference Treasury Dealer Quotations"	15
"Registration Default"	15
"Registration Default Period"	15
"Registration Rights Agreement"	15
"Registration Statement"	15
"Regular Record Date"	15
"Regulation S"	16
"Related Person"	16
"Responsible Officer"	16
"Restricted Global Note"	16
"Rule 144A"	16
"S&P"	16
"Sale and Leaseback Transaction"	16
"Securities Act	16
"Security Register"	16
"Senior Debt"	16
"Shelf Registration Statement"	16
"Special Record Date"	16
"Stated Maturity"	16
"Subordinated Debt"	16
"Subsidiary"	16
"Taxes"	17
"Treasury Yield"	17
"Trust Indenture Act" or "TIA"	17
"Trustee"	17
"U.S.$" or "United States Dollars"	17
"Unrestricted Subsidiary"	17
"Vice President"	18
"Voting Stock"	18
"Wholly-Owned Subsidiary"	18
"Working Capital Facility"	18
SECTION 102. Compliance Certificates and Opinions.	18
SECTION 103. Form of Documents Delivered to the Trustee.	18
SECTION 104. Acts of Holders.	19
SECTION 105. Notices, Etc., to Trustee, Company and Guarantor.	20
SECTION 106. Notice to Holders; Waiver.	20
SECTION 107. Effect of Headings and Table of Contents.	21
SECTION 108. Successors and Assigns.	21
SECTION 109. Separability Clause.	21
SECTION 110. Benefits of Indenture.	21
SECTION 111. Governing Law.	21
SECTION 112. Agent for Service; Submission to Jurisdiction; Waiver of Immunities.	21
SECTION 113. Conversion of Currency.	22
SECTION 114. Currency Equivalent.	23
SECTION 115. No Recourse Against Others.	23
SECTION 116. Counterparts.	24

SECTION 609. Resignation and Removal; Appointment of Successor.	52
SECTION 610. Acceptance of Appointment by Successor.	53
SECTION 611. Merger, Conversion, Consolidation or Succession to Business.	53
ARTICLE SEVEN
HOLDERS LISTS AND REPORTS BY TRUSTEE, COMPANY AND GUARANTOR
SECTION 701. Disclosure of Names and Addresses of Holders.	54
SECTION 702. Reports by Trustee.	54
SECTION 703. Reports by Company and Guarantor.	54
ARTICLE EIGHT
CONSOLIDATION, AMALGAMATION, MERGER, CONVEYANCE, SALE OR LEASE; CERTAIN
ASSET PURCHASES
SECTION 801. Company May Consolidate, Amalgamate, Merge, Convey, Sell or Lease, Only on Certain Terms.	55
SECTION 802. Successor Substituted.	56
SECTION 803. Notes to Be Secured in Certain Events.	56
ARTICLE NINE
SUPPLEMENTAL INDENTURES
SECTION 901. Supplemental Indentures Without Consent of Holders.	56
SECTION 902. Supplemental Indentures with Consent of Holders.	57
SECTION 903. Execution of Supplemental Indentures.	58
SECTION 904. Effect of Supplemental Indentures.	58
SECTION 905. Conformity with Trust Indenture Act.	58
SECTION 906. Reference in Notes to Supplemental Indentures.	58
SECTION 907. Notice of Supplemental Indentures.	58
ARTICLE TEN
COVENANTS OF THE COMPANY
SECTION 1001. Payment of Principal, Premium, If Any, and Interest Under Notes.	59
SECTION 1002. Maintenance of Office or Agency.	59
SECTION 1003. Money for Note Payments to Be Held in Trust.	59
SECTION 1004. Corporate Existence.	60
SECTION 1005. Maintenance of Properties.	60
SECTION 1006. Insurance.	61
SECTION 1007. Statement by Officers As to Default.	61
SECTION 1008. Additional Amounts.	61
SECTION 1009. Payment of Taxes and Other Claims.	62
SECTION 1010. Purchase of Notes upon Change of Control Triggering Event.	62
SECTION 1011. Limitation on Debt.	63
SECTION 1012. Limitation on Subsidiary Debt and Preferred Stock.	65
SECTION 1013. Limitation on Restricted Payments.	66
SECTION 1014. Prohibition on Limitations Concerning Distributions By and Transfers to Subsidiaries.	67
SECTION 1015. Limitation on Liens.	68
SECTION 1016. Limitation on Sale and Leaseback Transactions; Fall-away Event.	70
SECTION 1017. Limitation on Transactions with Affiliates and Related Persons.	70
SECTION 1018. Limitation on Asset Dispositions.	70
SECTION 1019. Limitation on Issuances and Sales of Capital Stock of Wholly-Owned Subsidiaries.	72
SECTION 1020. Provision of Financial Statements.	72
SECTION 1021. Waiver of Certain Covenants.	72
SECTION 1022. Limitation on Applicability of Certain Covenants.	73
ARTICLE ELEVEN

v

REDEMPTION OF NOTES
SECTION 1101. Right of Redemption.	73
SECTION 1102. Applicability of Article.	73
SECTION 1103. Election to Redeem; Notice to Trustees.	73
SECTION 1104. Selection by Trustee of Notes to Be Redeemed.	73
SECTION 1105. Notice of Redemption.	74
SECTION 1106. Deposit of Redemption Price.	74
SECTION 1107. Notes Payable on Redemption Date.	74
SECTION 1108. Notes Redeemed in Part.	75
SECTION 1109. Redemption for Changes in Canadian Withholding Taxes.	75
ARTICLE TWELVE
DEFEASANCE AND COVENANT DEFEASANCE
SECTION 1201. Company's Option to Effect Defeasance or Covenant Defeasance.	75
SECTION 1202. Defeasance and Discharge.	75
SECTION 1203. Covenant Defeasance.	76
SECTION 1204. Conditions to Defeasance or Covenant Defeasance.	76
SECTION 1205. Deposited Money and U.S. Government Obligations to Be Held in Trust; Other Miscellaneous Provisions.	78
SECTION 1206. Reinstatement.	78
ARTICLE THIRTEEN
TEMBEC GUARANTEE
SECTION 1301. Guarantee.	79
SECTION 1302. Obligations of the Company Unconditional.	80
SECTION 1303. Ranking of Guarantee.	80
SECTION 1304. Limitation of Guarantees.	80
SECTION 1305. Release of Guarantor.	81
SECTION 1306. Guarantor May Consolidate, Etc. on Certain Terms.	81

INDENTURE, dated January 19, 2001 among TEMBEC INDUSTRIES INC., a corporation duly continued and existing under the Canada Business Corporations Act (herein called the “Company”), having its principal office at 800 René-Lévesque Boulevard West, Montréal, Québec H3B 1X9, TEMBEC INC., a corporation duly organized and existing under the laws of the Province of Quebec (herein called the “Guarantor”), having its principal office at 800 René-Lévesque Boulevard West, Montréal, Québec H3B IX9, and HSBC BANK USA, a banking corporation and trust company duly organized and existing under the laws of the State of New York, as Trustee (herein called the “Trustee”).

RECITALS OF THE COMPANY AND THE GUARANTOR

The Company has duly authorized the creation of and issue of its 8.50% Senior Notes due February 1, 2011 (hereinafter called the “Initial Notes”) and 8.50% Exchange Senior Notes due February 1, 2011 (hereinafter called the “Exchange Notes” and, together with the Initial Notes, the “Notes”) of substantially the tenor and amount hereinafter set forth, and to provide therefor the Company has duly authorized the execution and delivery of this Indenture

This Indenture shall, at all times, be governed and construed on the basis that it is subject to the applicable provisions of the Trust Indenture Act and, upon the effectiveness of the Exchange Offer Registration Statement (as defined herein) or the Shelf Registration Statement (as defined herein), as the case may be, this Indenture shall, in accordance with the Trust Indenture Act, be subject to, and shall be governed by, applicable provisions of the Trust Indenture Act.

The Guarantor indirectly owns beneficially and of record 100% of the Capital Stock of the Company; the Guarantor and the Company are members of the same consolidated group of companies; the Guarantor will derive direct and indirect economic benefit from the issuance of the Notes; accordingly, the Guarantor has duly authorized the execution and delivery of this Indenture to provide for the Guarantee with respect to the Notes as set forth in this Indenture.

All things necessary have been done to make the Notes, when executed by the Company and authenticated and delivered hereunder and duly issued by the Company, the valid obligations of the Company, to make the Guarantee, when executed by the Guarantor and delivered hereunder, the valid obligation of the Guarantor and to make this Indenture a valid agreement of the Company and the Guarantor, in accordance with their and its terms.

NOW, THEREFORE, THIS INDENTURE WITNESSETH:

For and in consideration of the premises and the purchase of the Notes by the Holders thereof, it is mutually covenanted and agreed, for the equal and proportionate benefit of all Holders of the Notes, as follows:

ARTICLE ONE
DEFINITIONS AND OTHER PROVISIONS
OF GENERAL APPLICATION

SECTION 101. Definitions.

For all purposes of this Indenture, except as otherwise expressly provided or unless the context otherwise requires:

(a) the terms defined in this Article have the meanings assigned to them in this Article, and include the plural as well as the singular;

(b) all other terms used herein which are defined in the Trust Indenture Act, either directly or by reference therein, have the meanings assigned to them therein, and the terms "cash transaction" and "self-liquidating paper", as used in TIA Section 311, shall have the meanings assigned to them in the rules of the Commission adopted under the Trust Indenture Act;

(c) all accounting terms not otherwise defined herein have the meanings assigned to them in accordance with generally accepted accounting principles, and, except as otherwise herein expressly provided, the term "generally accepted accounting principles" with respect to any computation required or permitted hereunder shall mean such accounting principles as are generally accepted at the date of such computation; and

(d) the words "herein", "hereof" and "hereunder" and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision.

Certain terms, used principally in Article Ten, are defined in that Article.

"Act", when used with respect to any Holder, has the meaning specified in Section 104.

"Additional Amounts" has the meaning specified in Section 1008.

"Additional Notes" means Notes that are issued under a supplemental indenture after the date that the Notes are first issued by the Company and authenticated by the Trustee under this Indenture, which will rank pari passu with the Notes initially issued in all respects (or in all respects except for the payment of interest accruing prior to the issue date of such Additional Notes or except for the first payment of interest following the issue date of such Additional Notes).

"Affiliate" of any Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

"Agent Member" means any members of, or participants in, the Depositary.

"Applicable Procedures" means applicable procedures of the Depositary.

"Asset Disposition" by any Person means any transfer, conveyance, sale, lease or other disposition by such Person or any of its Subsidiaries (including an amalgamation, consolidation or merger or other sale of any such Subsidiary with, into or to another Person in a transaction in which such Subsidiary ceases to be a Subsidiary, but excluding a disposition by a Subsidiary of such Person to such Person or a Wholly-Owned Subsidiary of such Person or by such Person to a Wholly-Owned Subsidiary of such Person) of (i) shares of Capital Stock (other than Qualified Capital Stock) or other ownership interests of a Subsidiary of such Person, (ii) substantially all of the assets of such Person or any of its Subsidiaries representing a division or line of business or (iii) other assets (excluding (a) Receivables, Inventory and other current assets or (b) assets with an aggregate value of less than U.S.$10 million in any 12-month period) or rights of such Person or any of its Subsidiaries outside of the ordinary course of business; provided that the sale, licensing, sublicensing or other disposition of assets or rights consisting solely of intellectual property and related goodwill shall not constitute an Asset Disposition.

"Attributable Value" means, as to any particular lease under which any Person is at the time liable for a term of more than 12 months, and at any date as of which the amount thereof is to be determined, the total net amount of rent required to be paid by such Person under such lease during the remaining term thereof (excluding any subsequent renewal or other extension option held by the lessee), discounted from the respective due dates to the date of determination at a rate equivalent to the rate used for the purposes of financial reporting in accordance with generally accepted accounting principles. The net amount of rent required to be paid under any such lease for any such period shall be the aggregate amount of rent payable by the lessee with respect to such period after excluding amounts required to be paid on account of insurance, taxes, assessments, utility, operating and labor costs and similar charges.

"Board of Directors" means, with respect to the Company, either the board of directors of the Company or any duly authorized committee of that board, and, with respect to the Guarantor, either the board of directors of the Guarantor or any duly authorized committee of that board.

"Board Resolution" means, with respect to the Company, a copy of a resolution certified by the Secretary or an Assistant Secretary of the Company to have been duly adopted by the Board of Directors and to be in full force and effect on the applicable date of such certification, and delivered to the Trustee, and, with respect to the Guarantor, a copy of a resolution certified by the Secretary or an Assistant Secretary of the Guarantor to have been duly adopted by the Board of Directors and to be in full force and effect on the applicable date of such certification, and delivered to the Trustee.

"Borrowing Base" of any Person means an amount equal to 90% of (x) the sum of (i) the value of Receivables plus (ii) the value of Inventory of such Person minus (y) the value of any Receivables of such Person pledged, contributed, paid or otherwise transferred or encumbered pursuant to any Receivables Program that is not part of such Person's Working Capital Facility. The value of Receivables shall be their book value determined in accordance with generally accepted accounting principles. The value of Inventory shall be the lower of its cost and its book value (on a FIFO basis) determined in accordance with generally accepted accounting principles.

"Business Day" means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in The City of New York are authorized or obligated by law or executive order to close.

"C$" means a dollar or other equivalent unit in such coin or currency of Canada as at the time shall be legal tender for the payment of public and private debts.

"Canada" means, unless otherwise specified with respect to any Notes pursuant to Section 301, Canada (including the provinces thereof), its territories, its possessions and other areas subject to its jurisdiction.

"Capital Lease Obligation" of any Person means the obligation to pay rent or other payment amounts under a lease of (or other Debt arrangements conveying the right to use) real or personal property of such Person which is required to be classified and accounted for as a capital lease or a liability on the face of a balance sheet of such Person in accordance with generally accepted accounting principles. The stated maturity of such obligation shall be the date of the last payment or rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

"Capital Stock" of any Person means any and all shares, interests, participations or other equivalents (however designated) of corporate stock of such Person.

"CEDEL S.A." means Cedel Bank, S.A., or its successor.

"Change of Control" means the occurrence of, after the date of this Indenture, either of the following events: (a) any Person or any Persons acting together that would constitute a group (a "Group") for purposes of Section 13(d) of the Exchange Act, or any successor provision thereto, together with any Affiliates or Related Persons thereof (other than the Guarantor or a Wholly-Owned Subsidiary of the Guarantor, in the case of the Company), shall beneficially own (within the meaning of Rule l3d-3 under the Exchange Act, or any successor provision thereto) at least 50% of the aggregate voting power of all classes of Voting Stock of the Company or the Guarantor; or (b) any Person or Group, together with any Affiliates or Related Persons thereof (other than the Guarantor or a Wholly-Owned Subsidiary of the Guarantor, in the case of the Company), shall succeed in having a sufficient number of its nominees elected to the Board of Directors of the Company or the Guarantor such that such nominees, when added to any existing director remaining on the Board of Directors of the Company or the Guarantor after such election, who was a nominee of an Affiliate or Related Person of such Person or Group, will constitute a majority of the Board of Directors of the Company or the Guarantor.

"Change of Control Triggering Event" means the occurrence of a Change of Control and a Rating Decline.

"Clearstream" has the meaning specified in Section 201.

"Commission" means the Securities and Exchange Commission, as from time to time constituted, created under the Exchange Act, as amended, or, if at any time after the execution of this Indenture such Commission is not existing and performing the duties now assigned to it under the Trust Indenture Act, then the body performing such duties at such time.

"Company" means the Person named as the "Company" in the first paragraph of this Indenture, until a successor Person shall have become such pursuant to the applicable provisions of this Indenture, and thereafter "Company" shall mean such successor Person.

"Company Request" or "Company Order" means a written request or order signed in the name of the Company by any one of its Chairman, its President, any Vice President, its Treasurer or an Assistant Treasurer, and delivered to the Trustee.

"Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes.

"Comparable Treasury Price" means, with respect to any Redemption Date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third Business Day preceding such Redemption Date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 Quotations for U.S. Government Securities" or (ii) if such release (or any successor release) is not published or does not contain such prices on such Business Day, (A) the average of the Reference Treasury Dealer Quotations for such Redemption Date, after excluding the highest and lowest such Reference Treasury Dealer Quotations for such Redemption Date, or (B) if the Independent Investment Banker obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations.

"Consolidated Cash Flow Available for Fixed Charges" of any Person means, without duplication, for any period (i) the Consolidated Net Income of such Person for such period plus (ii) the sum of (A) Consolidated Interest Expense of such Person for such period, plus (B) Consolidated Income Tax Expense of such Person for such period, plus (C) the consolidated depreciation and amortization expense included in the income statement for such Person for such period, plus (D) other non-cash charges of such Person for such period deducted from consolidated revenues in determining Consolidated Net Income for such period, excluding, in the case of each of Clauses (A) through (D) above, amounts attributable to any Excluded Subsidiary minus (iii) non-cash items of such Person for such period increasing consolidated revenues in determining Consolidated Net Income for such period.

"Consolidated Cash Flow Ratio" of any Person means for any period the ratio of (i) Consolidated Cash Flow Available for Fixed Charges of such Person for such period to (ii) the sum of (A) Consolidated Interest Expense of such Person for such period, plus (B) the annual interest expense (including the amortization of debt discount) with respect to any Debt proposed to be Incurred by such Person or its Subsidiaries, plus (C) the annual interest expense (including the amortization of debt discount) with respect to any other Debt Incurred by such Person or its Subsidiaries since the end of such period to the extent not included in Clause (ii)(A), minus (D) Consolidated Interest Expense of such Person to the extent included in Clause (ii)(A) with respect to any Debt that will no longer be outstanding as a result of the Incurrence of the Debt Incurred; provided, however, that in making such computation, the Consolidated Interest Expense of such Person attributable to interest on any debt bearing a floating interest rate shall be computed on a pro forma basis as if the rate in effect on the date of computation had been the applicable rate for the entire period; and provided further, that in the event such Person or its Subsidiaries has made Asset Dispositions or acquisitions of assets not in the ordinary course of business (including acquisitions of other Persons by merger, consolidation, amalgamation or purchase of Capital Stock) during or after such period, such computation shall be made on a pro forma basis as if the Asset Dispositions or acquisitions had taken place on the first day of such period.

"Consolidated Income Tax Expense" of any Person means for any period the consolidated provision for income taxes of such Person for such period calculated on a consolidated basis in accordance with generally accepted accounting principles.

"Consolidated Interest Expense" of any Person means for any period the consolidated gross interest expense included in a consolidated income statement of such Person for such period calculated on a consolidated basis in accordance with generally accepted accounting principles (other than gross interest expense associated with Excluded Debt of any Excluded Subsidiary and gross interest expense of any Person that is not a Subsidiary of the Company unless payment of such interest expense has been guaranteed by the Company), including without limitation or duplication (or, to the extent not so included, with the addition of), (i) the amortization of Debt discounts; (ii) any payments or fees with respect to letters of credit, bankers acceptances or similar facilities; (iii) fees with respect to interest rate swap or similar agreements or foreign currency hedge, exchange or similar agreements; (iv) Preferred Stock dividends declared and payable in cash in respect of Preferred Stock of such Person or any Subsidiary of such Person, except Preferred Stock held by such Person or a Wholly-Owned Subsidiary of such Person (other than an Excluded Subsidiary); (v) interest paid by such Person on any Debt Guaranteed by such Person; and (vi) the portion of any rental obligation allocable to interest expense.

"Consolidated Net Income" of any Person means for any period the consolidated net income (or loss) of such Person for such period determined on a consolidated basis in accordance with generally accepted accounting principles; provided that there shall be excluded therefrom (a) the net income (or loss) of any person acquired by such Person or a Subsidiary of such Person in a pooling-of-interests transaction for any period prior to the date of such transaction, (b) the net income (but not net loss) of any Excluded Subsidiary of such Person, to the extent of the restrictions applicable to dividends, distributions or other payments to such Person by such Excluded Subsidiary, (c) the net income (or loss) of any Person that is not a Subsidiary of such Person except to the extent of the amount of dividends or other distributions actually paid to such Person by such other Person during such period, (d) gains or losses on Asset Dispositions by such Person or its Subsidiaries, and (e) all extraordinary gains and extraordinary losses.

"Consolidated Net Tangible Assets" means the total amount of assets of any Person on a consolidated basis, including deferred pension costs, after deducting therefrom (i) all current liabilities (excluding any indebtedness classified as a current liability), (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and financing costs and all other like intangible assets and (iii) appropriate adjustments on account of minority interests of other Persons holding shares of the Subsidiaries of such Person, all as set forth in the most recent balance sheet of such Person and its consolidated Subsidiaries (but, in any event, as of a date within 150 days of the date of determination) and computed in accordance with generally accepted accounting principles.

"Consolidated Net Worth" of any Person means the consolidated stockholders' equity of such Person, determined on a consolidated basis in accordance with generally accepted accounting principles, less amounts attributable to Redeemable Stock of such Person, provided, however, that, with respect the Company, adjustments following the date of the Indenture to the accounting books and records of the Company in accordance with generally accepted accounting principles resulting from the acquisition of control of the Company by another Person shall not be given effect to.

"Corporate Trust Office" of a Trustee means the principal corporate trust office of the Trustee, at which at any particular time its corporate trust business shall be administered, which office at the date of execution of this Indenture is located at 140 Broadway, New York 10005-1180.

"Corporation" includes corporations, associations, companies and business trusts.

"Debt" means (without duplication) with respect to any Person, whether recourse is to all or a portion of the assets of such Person and whether or not contingent, (i) every obligation of such Person for money borrowed, (ii) every obligation of such Person evidenced by bonds, debentures, notes or assets or businesses, (iii) every reimbursement obligation of such person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such Person, (iv) every obligation of such Person issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business), (v) every Capital Lease Obligation of such Person, (vi) the maximum fixed redemption or repurchase price of Redeemable Stock of such Person at the time of determination, (vii) every obligation to pay rent or other similar payment amounts of such Person with respect to any Sale and Leaseback Transaction to which such Person is a party and (viii) every obligation of the type referred to in Clauses (i) through (vii) of another Person and all dividends of another Person the payment of which, in either case, such Person has Guaranteed or is responsible or liable, directly or indirectly, as obligor, Debt Guarantor or otherwise; provided that "Debt" shall not include any Excluded Debt of any Excluded Subsidiary or Affiliate of such Person.

"Debt Guarantee" by any Person means any obligation, contingent or otherwise, of such Person guaranteeing any Debt of any other Person (the "primary obligor") in any manner, whether directly or indirectly, and including, without limitation, any obligation of such Person, (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Debt or to purchase (or to advance or supply funds for the purchase of) any security for the payment of such Debt, (ii) to purchase property, securities or services for the purpose of assuring the holder of such Debt of the payment of such Debt, or (iii) to maintain working capital, equity capital or other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Debt (and "Guaranteed", "Guaranteeing" and "Debt Guarantor" shall have meanings correlative to the foregoing); provided, however, that the Debt Guarantee by any Person shall not include endorsements by such Person for collection or deposit, in either case, in the ordinary course of business.

"Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

"Defaulted Interest" has the meaning specified in Section 306.

"Depositary" or "DTC" means The Depository Trust Company, New York, New York, its successors or any other depository appointed in its stead in accordance with Section 609 of this Indenture.

"Disqualified Stock" of any Person means any Capital Stock of such Person which, by its terms (or by the term of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the Company, any Subsidiary of the Company or the holder thereof, in whole or in part, on or prior to the final Stated Maturity of the Notes.

"Euroclear" has the meaning specified in Section 201. "Event of Default" has the meaning specified in Section 501. "Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended.

"Exchange Offer" means the offer by the Company to the Holders of the Initial Notes to exchange all of the Initial Notes for Exchange Notes, as provided for in the Registration Rights Agreement.

"Exchange Offer Registration Statement" means the Exchange Offer Registration Statement as defined in the Registration Rights Agreement.

"Exchange Notes" has the meaning stated in the recitals of this Indenture and refers to any Exchange Notes containing terms identical in all material respects to the Initial Notes that are issued and exchanged for the Initial Notes in accordance with the Exchange Offer, as provided for in the Registration Rights Agreement and this Indenture.

"Excluded Debt" means Debt or that portion of Debt of any Excluded Subsidiary (i) as to which neither the Company nor any of its Subsidiaries (other than an Excluded Subsidiary) (A) provides credit support (including any undertaking, agreement or instrument which would constitute Debt), (B) is directly or indirectly liable or (C) constitutes the lender and (ii) no default with respect to which (including any rights which the holders thereof may have to take enforcement action against an Excluded Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Debt of such Excluded Subsidiary or any of its Subsidiaries (other than an Excluded Subsidiary) to declare a default on such other Debt or cause the payment thereof to be accelerate or payable prior to its stated maturity.

"Excluded Holder" has the meaning specified in Section 1008.

"Excluded Subsidiary" of any Person means any Subsidiary of such Person that is subject to restrictions on its ability (i) to pay, directly or indirectly, dividends or make any other distributions in respect of its Capital Stock or pay any Debt or other obligation owed to such Person or any other Subsidiary of such Person; (ii) to make loans or advances to such Person or any Subsidiary of such Person; or (iii) to transfer any of its property or assets to such Person. For greater certainty, any Subsidiary of such Person that is permitted to make payments, advances or transfers of the type referred to in Clauses (i) through (iii) above subject to restrictions on such Person's use of the money, property or assets so paid, advanced or transferred or requirements that such money, property or assets be pledged to a Person other than the Trustee or their nominees, shall be deemed to be an Excluded Subsidiary; provided, however, that Spruce Falls Inc. shall not be an Excluded Subsidiary.

"Expiration Date" has the meaning specified in the definition of "Offer to Purchase" in this Section.

"Fall-away Event" has the meaning specified in Section 1022.

"generally accepted accounting principles" means, with respect to any computation required or permitted under the Indenture, such accounting principles as are generally accepted in Canada as consistently applied by the Company on the date of the Indenture. Unless otherwise specifically indicated, all calculations or determinations of a Person shall be performed or made on a consolidated basis in accordance with generally accepted accounting principles but shall not include the accounts of Unrestricted Subsidiaries, except to the extent of dividends and distributions actually paid to the Company or one of its Wholly-Owned Subsidiaries or Related Persons that are not Subsidiaries.

"Global Note" or "Global Notes" has the meaning specified in Section 201.

"Gradation" means a gradation within a Rating Category or a change to another Rating Category, which shall include: (i) "+" and "-" in the case of S&P's current Rating Categories (e.g., a decline from BB+ to BB would constitute a decrease of one gradation); (ii) 1, 2 and 3 in the case of Moody's current Rating Categories (e.g., a decline from Ba1 to Ba2 would constitute a decrease of one gradation); or (iii) the equivalent in respect of successor Rating Categories of S&P or Moody's or Rating Categories used by Rating Agencies other than S&P and Moody's.

"Guarantee" means the guarantee by the Guarantor of the Guaranteed Obligations under this Indenture as set forth in Article Thirteen of this Indenture.

"Guaranteed Obligations" has the meaning specified in Section 1301.

"Guarantor" means the Person named as the "Guarantor" in the first paragraph of this Indenture.

"Guarantor Request" or "Guarantor Order" means a written request or order signed in the name of the Guarantor by its Chairman, its President, any Vice President, its Treasurer or an Assistant Treasurer, and delivered to the Trustee.

"Holder" means a Person in whose name a Note is registered in the Security Register.

"Incur" means, with respect to any Debt or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise) assume, Debt Guarantee or otherwise become liable in respect of such Debt or other obligation or the recording, as required pursuant to generally accepted accounting principles or otherwise, of any such Debt or other obligation on the balance sheet of such Person (and "Incurrence", "Incurred", "Incurrable" and "Incurring" shall have meanings correlative to the foregoing); provided, however, that a change in generally accepted accounting principles that results in an obligation of such Person that exists at such time becoming Debt shall not be deemed an Incurrence of such Debt.

"Independent Investment Banker" means Goldman, Sachs & Co. or its successor or, if such firm is unwilling or unable to select the Comparable Treasury Issue, one of the remaining Reference Treasury Dealers appointed by the Company or selected by the Trustee after consultation with the Company.

"Indenture" means this instrument as originally executed (including all exhibits and schedules hereto) and as it may from time to time be supplemented or amended by one or more indentures supplemental hereto entered into pursuant to the applicable provisions hereof.

"Initial Notes" has the meaning set forth in the recitals of this Indenture.

"Interest Payment Date" means the Stated Maturity of an installment of interest on the Notes.

"Inventory" of a Person means all inventory of such Person, including (i) all raw materials, work in process, parts, components, assemblies, supplies and materials used or consumed by such Person's business; (ii) all goods, wares and merchandise, finished or unfinished, held for sale or lease; and (iii) all goods returned or repossessed by such Person.

"Investment" by any Person means any direct or indirect loan, advance or other extension of credit or capital contribution to (by means of transfers of cash or other property to others or payments for property or services for the account or use of others, or otherwise), or purchase or acquisition of Capital Stock, bonds, notes, debentures or other securities or evidences of Debts issued by any other Person.

"Investment Grade" means (i) BBB- or above, in the case of S&P (or its equivalent under any successor Rating Categories of S&P) and Baa3 or above, in the case of Moody's (or its equivalent under any successor Rating Categories of Moody's), or (ii) the equivalent in respect of the Rating Categories of any Rating Agencies substituted for S&P or Moody's.

"Lien" means, with respect to any property or assets, any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien, charge, easement (other than any easement not materially impairing usefulness or marketability), encumbrance, preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such property or assets (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

"Maturity", when used with respect to any Note, means the date on which the principal of such Note or an installment of principal becomes due and payable as therein or herein provided, whether at the Stated Maturity or by declaration of acceleration, notice of redemption or otherwise.

"Moody's" means Moody's Investors Service, Inc. and its successors.

"Net Available Proceeds" from any Asset Disposition by any Person means cash or readily marketable cash equivalents received (including by way of sale or discounting of a note, installment receivable or other receivable, but excluding any other consideration received in the form of assumption by the acquirer of Debt or other obligations relating to such properties or assets or received in any other non-cash form) therefrom by such Person, net of (i) all legal, title and recording tax expenses, commissions and other fees and expenses Incurred and all federal, state, provincial, foreign and local taxes required to be accrued as a liability as a consequence of such Asset Disposition, (ii) all payments made by such Person or its Subsidiaries on any Debt which is secured by such assets in accordance with the terms of any Lien upon or with respect to such assets or which must by the terms of such Lien, or in order to obtain a necessary consent to such Asset Disposition or by applicable law be repaid out of the proceeds of such Asset Disposition, and (iii) all distributions and other payments made to minority interest holders in Subsidiaries of such Person or joint ventures as a result of such Asset Disposition.

"Note" and "Notes" have the meaning set forth in the recitals of this Indenture and more particularly means any Notes authenticated and delivered under this Indenture. For all purposes of this Indenture, the term "Notes" shall include any Exchange Notes to be issued and exchanged for any Initial Notes in accordance with the Exchange Offer as provided for in the Registration Rights Agreement as well as any Additional Notes that may be issued under a supplemental indenture and this Indenture and, for purposes of this Indenture, all Initial Notes and Exchange Notes, including any Additional Notes, shall vote together as one series of Notes under this Indenture.

"Offer" has the meaning specified in the definition of "Offer to Purchase" in this Section 101.

"Offer to Purchase" means a written offer (the "Offer") sent by the Company by first class mail, postage prepaid, to each Holder at his address appearing in the Security Register on the date of the Offer pursuant to which the Company offers to purchase up to the principal amount of Notes specified in such Offer at the purchase price specified in such Offer (as determined pursuant to this Indenture). Unless otherwise required by applicable law, the Offer shall specify an expiration date (the "Expiration Date") of the Offer to Purchase which shall be, subject to any contrary requirements of applicable law, not less than 30 days or more than 60 days after the date of such Offer and a settlement date (the "Purchase Date") for purchase of Notes within five Business Days after the Expiration Date. The Company shall notify the Trustee at least 15 Business Days (or such shorter period as is acceptable to the Trustee) prior to the mailing of the Offer of the Company's obligation to make an Offer to Purchase, and the Offer shall be mailed by the Company or, at the Company's request, by the Trustee in the name and at the expense of the Company. The Offer shall be prepared by the Company and shall contain information concerning the business of the Company and its Subsidiaries which the Company in good faith believes will enable such Holders to make an informed decision with respect to the Offer to Purchase (which at a minimum will include (i) the most recent annual and quarterly financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in the documents required to be filed with the Trustee pursuant to Section 1020 (which requirements may be satisfied by delivery of such documents together with the Offer), (ii) a description of material developments in the Company's business subsequent to the date of the latest of such financial statements referred to in Clause (i) (including a description of the events requiring the Company to make the Offer to Purchase), (iii) if applicable, appropriate pro forma financial information concerning the Offer to Purchase and the events requiring the Company to make the Offer to Purchase and (iv) any other information required by applicable law to be including therein. The Offer shall contain all instructions and materials necessary to enable such Holders to tender Notes pursuant to the Offer to Purchase. The Offer shall also state:

(1)         the Section of this Indenture pursuant to which the Offer to Purchase is being made;

(2)         the Expiration Date and the Purchase Date;

(3)        the aggregate principal amount of the Outstanding Notes offered to be purchased by the Company pursuant to the Offer to Purchase (including, if less than 100%, the manner by which such has been determined pursuant to the Section hereof requiring the Offer to Purchase) (the "Purchase Amount");

(4)        the purchase price to be paid by the Company for each U.S.$1,000 aggregate principal amount of Notes accepted for payment (as specified pursuant to this Indenture) (the "Purchase Price");

(5)        that the Holder may tender all or any portion of the Notes registered in the name of such Holder and that any portion of a Note tendered must be tendered in an integral multiple of U.S.$1,000 principal amount;

(6)        the place or places where Notes are to be surrendered for tender pursuant to the Offer to Purchase;

(7)        that interest on any Note not tendered or tendered but not purchased by the Company pursuant to the Offer to Purchase will continue to accrue;

(8)        that on the Purchase Date the Purchase Price will become due and payable upon each Note accepted for payment pursuant to the Offer to Purchase and that interest thereon shall cease to accrue on and after the Purchase Date;

(9)        that each Holder electing to tender a Note pursuant to the Offer to Purchase will be required to surrender such Note at the place or places specified in the Offer prior to the close of business on the Expiration Date (such Note being, if the Company or the Trustee so required, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Trustee duly executed by, the Holder thereof or his attorney duly authorized in writing);

(10)      that Holders will be entitled to withdraw all or any portion of Notes tendered if the Company (or its Paying Agent) receives, not later than the close of business on the Expiration Date, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder, the principal amount of the Note the Holder tendered, the certificate number of the Note the Holder tendered and a statement that such Holder is withdrawing all or a portion of his tender;

(11)      that (a) if Notes in an aggregate principal amount less than or equal to the Purchase Amount are duly tendered and not withdrawn pursuant to the Offer to Purchase, the Company shall purchase all such Notes and (b) if Notes in an aggregate principal amount in excess of the Purchase Amount are tendered and not withdrawn pursuant to the Offer to Purchase, the Company shall purchase Notes having an aggregate principal amount equal to the Purchase Amount on a pro rata basis (with such adjustments as may be deemed appropriate so that only Notes in denominations of U.S.$1,000, or integral multiples thereof shall be purchased); and

(12)      that in case of any Holder whose Note is purchased only in part, the Company shall execute, and the Trustee shall authenticate and deliver to the Holder of such Note without service charge, a new Note or Notes, of any authorized denomination as requested by such Holder, in an aggregate principal amount equal to and in exchange for the unpurchased portion of the Note so tendered.

Any Offer to Purchase shall be governed by and effected in accordance with the Offer for such Offer to Purchase.

"Offering Circular" means the offering circular dated January 10, 2001 pertaining to the Notes.

"Officers' Certificate" means a certificate signed by the Chairman, the President or a Vice President, and by the Treasurer, an Assistant Treasurer, the Secretary or an Assistant Secretary of the Company or the Guarantor, as the case may be, and delivered to the Trustee.

"Opinion of Counsel" means a written opinion of counsel, who may be counsel for the Company, including an employee of the Company, and who shall be acceptable to the Trustee.

"Outstanding", when used with respect to Notes, means, as of the date of determination, all Notes theretofore authenticated and delivered under this Indenture, except:

(i)         Notes theretofore cancelled by the Trustee or delivered to the Trustee for cancellation;

(ii)        Notes, or portions thereof, for whose payment or redemption, money in the necessary amount has been theretofore deposited with the Trustee or any Paying Agent (other than the Company) in trust or set aside and segregated in trust by the Company (if the Company shall act as its own Paying Agent) for the Holders of such Notes; provided that, if such Notes are to be redeemed, notice of such redemption has been duly given pursuant to this Indenture or provision therefor satisfactory to the Trustee has been made;

(iii)       Notes, except to the extent provided in Sections 1202 and 1203, with respect to which the Company has effected defeasance and/or covenant defeasance as provided in Article Twelve; and

(iv)       Notes which have been paid pursuant to Section 306 or in exchange for or in lieu of which other Notes have been authenticated and delivered pursuant to this Indenture, other than any such Notes in respect of which there shall have been presented to the Trustee proof satisfactory to it that such Notes are held by a protected purchaser in whose hands the Notes are valid obligations of the Company;

provided, however, that in determining whether the Holders of the requisite principal amount of Outstanding Notes have given any request, demand, authorization, direction, consent, notice or waiver hereunder, and for the purpose of making the calculations required by TIA Section 313, Notes owned by the Company, the Guarantor or any other obligor upon the Notes or any Affiliate of the Company, the Guarantor or such other obligor shall be disregarded and deemed not to be Outstanding, except that, in determining whether the Trustee shall be protected in making such calculation or in relying upon any such request, demand, authorization, direction, notice, consent or waiver, only Notes which the Trustee knows to be so owned shall be so disregarded. Notes so owned which have been pledged in good faith may be regarded as Outstanding if the pledges establishes to the satisfaction of the Trustee the pledgees' right so to act with respect to such Notes and that the pledges is not the Company, the Guarantor or any other obligor upon the Notes or any Affiliate of the Company or such other obligor.

"pari passu", when used with respect to the ranking of any Debt of any Person in relation to other Debt of such Person, means that each such Debt (a) either (i) is not subordinated in right of payment to any other Debt of such Person or (ii) is subordinate in right of payment to the same Debt of such Person as is the other and is so subordinate to the same extent and (b) is not subordinate in right of payment to the other or to any Debt of such Person as to which the other is not so subordinate.

"Paying Agent" means any Person (including the Company acting as Paying Agent) authorized by the Company to pay the principal of (and premium, if any) or interest on any Notes on behalf of the Company.

"Permitted Joint Venture" means any joint venture arrangement (which may be structured as an unincorporated joint venture, corporation, partnership, association or limited liability company) with an Affiliate or a Related Person which engages only in a business which in the good faith judgment of the Board of Directors is related to the business of the Company.

"Person" means an individual, a corporation, a partnership, an association, a limited liability company, a trust or any other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

"Predecessor Note" of any particular Note means every previous Note evidencing all or a portion of the same debt as that evidenced by such particular Note; and, for the purposes of this definition, any Note authenticated and delivered under Section 305 in exchange for a mutilated security or in lieu of a lost, destroyed or stolen Note shall be deemed to evidence the same debt as the mutilated, lost, destroyed or stolen Note.

"Primary Treasury Dealer" has the meaning specified in the definition of "Reference Treasury Dealer" in this Section.

"Preferred Stock", as applied to the Capital Stock of any Person, means the Capital Stock of such Person of any class or classes (however designated) that ranks prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of Capital Stock of any other class of such Person.

"Private Placement Legend" has the meaning specified in Section 2.02(1).

"Purchase Amount" has the meaning specified in the definition of "Offer to Purchase" in this Section.

"Purchase Date" has the meaning specified in the definition "Offer to Purchase" in this Section.

"Purchase Price" has the meaning specified in the definition of "Offer to Purchase" in this Section.

"Qualified Capital Stock" means Capital Stock of the Company or any Wholly-Owned Subsidiary that is issued to employees or directors of the Company, or such Wholly-Owned Subsidiary pursuant to any employee or directors' stock option, bonus or other compensation plan or grant, in each case as adopted by the Board of Directors of the Company or such Wholly-Owned Subsidiary.

"Rating Agencies" means (i) S&P and Moody's or (ii) if S&P or Moody's or both of them are not making ratings of the Notes publicly available, a nationally recognized U.S. rating agency or agencies, as the case may be, selected by the Company, which will be substituted for S&P or Moody's or both, as the case may be.

"Rating Category" means (i) with respect to S&P, any of the following categories (any of which may include a "+" or "-" ): AAA, AA, A, BBB, BB, B, CCC, CC, C and D (or equivalent successor categories); (ii) with respect to Moody's, any of the following categories: Aaa, Aa, A, Baa, Ba, B, Caa, Ca, C and D (or equivalent successor categories), and (iii) the equivalent of any such categories of S&P or Moody's used by another Rating Agency, if applicable.

"Rating Decline" means that at any time within 90 days (which period shall be extended so long as the rating of the Notes is under publicly announced consideration for possible downgrade by any Rating Agency) after the date of public notice of a Change of Control, or of the intention of the Company or the Guarantor or of any Person to effect a Change of Control, the rating of the Notes is decreased by any Rating Agency by one or more Gradations and the rating by such Rating Agency on the Notes following such downgrade is below Investment Grade.

"Receivables" of a Person means all of the accounts receivable of such Person, whether now existing or existing in the future.

"Receivables Program" means, with respect to any Person, an agreement or other arrangement or program providing for the advance of funds to such Person against the pledge, contribution, sale or other transfer of encumbrances of Receivables Program Assets of such Person or such Person and/or one or more of its Subsidiaries.

"Receivables Program Assets" means all of the following property and interests in property, whether now existing or existing in the future or hereafter arising or acquired: (i) accounts, (ii) accounts receivable, general intangibles, instruments, contract rights, documents and chattel paper

(including, without limitation, all rights to payment created by or arising from sales of goods, leases of goods, or the rendition of services, no matter how evidenced, whether or not earned by performance), (iii) all unpaid seller's or lessor's rights (including, without limitation, rescission, replevin, reclamation and stoppage in transit) relating to any of the foregoing or arising therefrom, (iv) all rights to any goods or merchandise represented by any of the foregoing (including, without limitation, returned or repossessed goods), (v) all reserves and credit balances with respect to any such accounts receivable or account debtors, (vi) all letters of credit, security or guarantees of any of the foregoing, (vii) all insurance policies or reports relating to any of the foregoing, (viii) all collection or deposit accounts relating to any of the foregoing, (ix) all books and records relating to any of the foregoing, (x) all instruments, contract rights, chattel paper, documents and general intangibles related to any of the foregoing and (xi) all proceeds of any of the foregoing.

"Redeemable Stock" of any Person means any equity security of such Person that by its terms or otherwise is required to be redeemed prior to the final Stated Maturity of the Notes or is redeemable at the option of the holder thereof at any time prior to the final Stated Maturity of the Notes.

"Redemption Date", when used with respect to any Note to be redeemed, in whole or in part, means the date fixed for such redemption by or pursuant to this Indenture.

"Redemption Price", when used with respect to any Note to be redeemed, means the price at which it is to be redeemed pursuant to this Indenture.

"Reference Treasury Dealer" means each of (i) Goldman, Sachs & Co. and any other primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer") designated by, and not affiliated with, Goldman, Sachs & Co., provided, however, that if Goldman, Sachs & Co. or any of its designees shall cease to be a Primary Treasury Dealer, the Company will appoint another Primary Treasury Dealer as a substitute for such entity and (ii) any other Primary Treasury Dealer selected by the Trustee.

"Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any Redemption Date, the average, as determined by the Trustee of the bid and asked prices for the Comparable Treasury Issue (expressed, in each case, as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such Redemption Date.

"Registration Default" has the meaning set forth in the Registration Rights Agreement.

"Registration Default Period" has the meaning set forth in the Registration Rights Agreement.

"Registration Rights Agreement" means the Exchange and Registration Rights Agreement between the Company, the Guarantor and the Initial Purchasers named therein dated as of January 19, 2001 relating to the Notes.

"Registration Statement" means the Exchange Registration Statement as defined in the Registration Rights Agreement.

"Regular Record Date" for the interest payable on any Interest Payment Date means the date (whether or not a Business Day), as the case may be, next preceding such Interest Payment Date.

"Regulation S" means Regulation S under the Securities Act.

"Related Person" of any Person means any other Person owning (a) 10% or more of the outstanding Common Stock of such Person or (b) 10% or more of the Voting Stock of such Person.

"Responsible Officer", when used with respect to a Trustee, means an officer of the Trustee with direct responsibility for the administration of this Indenture and also means, with respect to a particular corporate trust matter, any other officer to whom such matter is referred because of his knowledge of and familiarity with the particular subject.

"Restricted Global Note" has the meaning specified in Section 201.

"Rule 144A" has the meaning specified in Section 201.

"S&P" means Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies Inc., and its successors.

"Sale and Leaseback Transaction" of any Person means an arrangement with any lender or investor or to which such lender or investor is a party providing for the leasing by such Person for a term of more than 30 months of any property or asset of such Person which has been or is being sold or transferred by such Person more than 270 days after the acquisition thereof or the completion of construction or commencement of operation thereof to such lender or investor or to any person to whom funds have been or are to be advanced by such lender or investor on the security of such property or asset. The stated maturity of such arrangement shall be the date of the last payment of rent or any other amount due under such arrangement prior to the first date on which such arrangement may be terminated by the lessee without payment of a penalty.

"Securities Act" means the U.S. Securities Act of 1933, as amended.

"Security Register" and "Security Registrar" have the respective meanings specified in Section 304.

"Senior Debt" means Debt other than Subordinated Debt.

"Shelf Registration Statement" means the Shelf Registration Statement as defined in the Registration Rights Agreement.

"Special Record Date" for the payment of any Defaulted Interest means a date fixed by the Trustee pursuant to Section 306.

"Stated Maturity", when used with respect to any Note or any installment of principal thereof or interest thereon, means the date specified in such Note as the fixed date on which the principal of such Note or such installment of principal or interest is due and payable.

"Subordinated Debt" means Debt subordinated in right of payment to the Notes.

"Subsidiary" of any Person means (i) a corporation more than 50% of the outstanding Voting Stock of which is owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person or by such Person and one or more other Subsidiaries thereof or (ii) any other Person (other than a corporation) in which such- Person, or one or more Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, has at least a majority ownership and power to direct the policies, management and affairs thereof. "Subsidiary" shall not include an Unrestricted Subsidiary created in accordance with the definition of "Unrestricted Subsidiary".

"Taxes" has the meaning specified in Section 1008.

"Treasury Yield" means, with respect to any Redemption Date, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such Redemption Date.

"Trust Indenture Act" or "TIA" means the United States Trust Indenture Act of 1939 as in force at the date as of which this Indenture was executed.

"Trustee" means the Person named as the "Trustee" in the first paragraph of this Indenture until a successor Trustee for of such shall have become such pursuant to the applicable provisions of this Indenture, and thereafter "Trustee" shall mean such successor Trustee.

"U.S.$" or "United States Dollars" means a dollar or other equivalent unit in such coin or currency of the United States as at the time shall be legal tender for the payment of public and private debts.

"U.S. Government Obligations" has the meaning specified in Section 1204.

"Unrestricted Global Note" has the meaning specified in Section 201.

"Unrestricted Subsidiary" means (1) any Subsidiary designated as such by the Board of Directors as set forth below where (a) neither the Company nor any of its other Subsidiaries (other than another Unrestricted Subsidiary) (i) provides credit support for, or Debt Guarantee of, any Debt of such Subsidiary (including any undertaking, agreement or instrument evidencing such Debt) or (ii) is directly or indirectly liable for any Debt of such Subsidiary, and (b) no default with respect to any Debt of such Subsidiary (including any right which the holders thereof may have to take enforcement action against such Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Debt of the Company and its other Subsidiaries (other than another Unrestricted Subsidiary) to declare a default on such other Debt or cause the payment thereof to be accelerated or payable prior to its final scheduled maturity, (2) any Subsidiary of the Company (other than a Subsidiary existing on the date of the first issuance of Notes under the Indenture or a successor to any such Subsidiary) which at the time of determination shall be an Unrestricted Subsidiary (as designated by the Board of Directors, as provided below) and (3) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Subsidiary to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, any other Subsidiary of the Company which is not a Subsidiary of the Subsidiary to be so designated or otherwise an Unrestricted Subsidiary, provided that either (x) the Subsidiary to be so designated shall then have total assets of U.S.$1,000 or less or (y) immediately after giving effect to such designation, the Company could Incur at least U.S.$1.00 of additional Debt pursuant to the first paragraph of Section 1011. The Board of Directors may designate any Unrestricted Subsidiary to be a Subsidiary, provided that, immediately after giving effect to such designation, the Company could Incur at least U.S.$1.00 of additional Debt pursuant to the first paragraph of Section 1011. Any such designation by the Board of Directors shall be evidenced by filing with the Trustee a certified copy of the resolution of the Board of Directors giving effect to such designation and an Officers' Certificate certifying that such designation complies with the foregoing conditions.

"Vice President", when used with respect to the Company or the Trustee, means any vice president, whether or not designated by a number or a word or words added before or after the title "vice president".

"Voting Stock" of any Person means Capital Stock of such Person which ordinarily has voting power for the election of directors (or persons performing similar functions) of such Person, whether at all times or only so long as no senior class of securities has such voting power by reason of any contingency.

"Wholly-Owned Subsidiary" of any Person means a Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than Qualified Capital Stock) shall at the time be owned by such Person or by one or more Wholly-Owned Subsidiaries of such Person or by such Person and one or more Wholly-Owned Subsidiaries of such Person.

"Working Capital Facility" of any Person means any loan agreement or credit facility among such Person and any of its Subsidiaries and a bank or other financial institution or group of banks or other financial institutions providing for short-term loans, loans on a revolving basis, the issuance of letters of credit and/or the creation of bankers' acceptances, in each case for the purpose of funding such Person's or Subsidiaries' general corporate requirements.

SECTION 102.  Compliance Certificates and Opinions.

Upon any application or request by the Company to the Trustee to take any action under any provision of this Indenture, the Company shall furnish to the Trustee an Officers' Certificate stating that all conditions precedent, if any, provided for in this Indenture (including any covenant compliance with which constitutes a condition precedent) relating to the proposed action have been complied with and an Opinion of Counsel stating that in the opinion of such counsel all such conditions precedent, if any, have been complied with, except that in the case of any such application or request as to which the furnishing of such documents is specifically required by any provision of this Indenture relating to such particular application or request, no additional certificate or opinion need be furnished.

Every certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture (other than pursuant to Section 1007(a)) shall include:

(1)

a statement that each individual signing such certificate or opinion has read such covenant or condition and the definitions herein relating thereto;

(2)

a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate -or opinion are based;

(3)

a statement that, in the opinion of each such individual, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and

(4)

a statement as to whether, in the opinion of each such individual, such condition or covenant has been complied with.

SECTION 103.  Form of Documents Delivered to the Trustee.

In any case where several matters are required to be certified by, or covered by an opinion of, any specified Person, it is not necessary that all such matters be certified by, or covered by the opinion of, only one such Person, or that they be so certified or covered by only one document, but one such Person may certify or give an opinion with respect to some matters and one or more other such Persons as to other matters, and any such Person may certify or give an opinion as to such matters in one or several documents.

Any certificate or opinion of an officer of the Company may be based, insofar as it relates to legal matters, upon a certificate or opinion of, or representations by, counsel, unless such officer knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to the matters upon which his certificate or opinion is based are erroneous. Any such certificate or Opinion of Counsel may be based, insofar as it relates to factual matters, upon a certificate or opinion of, or representations by, an officer or officers of the Company stating that the information with respect to such factual matters is in the possession of the Company, unless such counsel knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to such matters are erroneous.

Where any Person is required to make, give or execute two or more applications, requests, consents, certificates, statements, opinions or other instruments under this Indenture, they may, but need not, be consolidated and form one instrument.

SECTION 104.  Acts of Holders.

(a)

Any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Indenture to be given or taken by Holders may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Holders in person or by agents duly appointed in writing; and, except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments are delivered to the Trustee and, where it is hereby expressly required, to the Company. Such instrument or instruments (and the action embodied therein and evidenced thereby) are herein sometimes referred to as the “Act” of the Holders signing such instrument or instruments. Proof of execution of any such instrument or of a writing appointing any such agent shall be sufficient for any purpose of this Indenture and conclusive in favour of the Trustee and the Company, if made in the manner provided in this Section.

(b)

The fact and date of the execution by any Person of any such instrument or writing may be proved by the affidavit of a witness of such execution or by a certificate of a notary public or other officer authorized by law to take acknowledgments of deeds, certifying that the individual signing such instrument or writing acknowledged to him the execution thereof.  Where such execution is by a signer acting in a capacity other than his individual capacity, such certificate or affidavit shall also constitute sufficient proof of authority. The fact and date of the execution of any such instrument or writing, or the authority of the Person executing the same, may also be proved in any other manner that the Trustee reviewing such instrument or writing deems sufficient.

(c)

The principal amount and serial numbers of Notes held by any Person, and the date of holding the same, shall be proved by the Security Register.

(d)

If the Company shall solicit from the Holders of Notes any request, demand, authorization, direction, notice, consent, waiver or other Act, the Company may, at its option, by or pursuant to a Board Resolution, fix in advance a record date for the determination of Holders entitled to give such request, demand, authorization, direction, notice, consent, waiver or other Act, but the Company shall have no obligation to do so. Notwithstanding TIA Section 316(c), such record date shall be the record date specified in or pursuant to such Board Resolution, which shall be a date not earlier than the date 30 days prior to the first solicitation of Holders generally in connection therewith and not later than the date such solicitation is completed. If such a record date is fixed, such request, demand, authorization, direction, notice, consent, waiver or other Act may be given before or after such record date, but only the Holders of record at the close of business on such record date shall be deemed to be Holders for the purposes of determining whether Holders of the requisite proportion of Outstanding Notes have authorized or agreed or consented to such request, demand, authorization, direction, notice, consent, waiver or other Act, and for that purpose the Outstanding Notes shall be computed as of such record date; provided that no such authorization, agreement or consent by the Holders on such record date shall be deemed effective unless it shall become effective pursuant to the provisions of this Indenture not later than eleven months after the record date.

(e)

Any request, demand, authorization, direction, notice, consent, waiver or other Act of the Holder of any Note shall bind every future Holder of the same Note and the Holder of every Note issued upon the registration of transfer thereof or in exchange therefor or in lieu thereof in respect of anything done, omitted or suffered to be done by the Trustee or the Company in reliance thereon, whether or not notation of such action is made upon such Note.

SECTION 105.  Notices, Etc., to Trustee, Company and Guarantor.

Any request, demand, authorization, direction, notice, consent, waiver or Act of Holders or other document provided or permitted by this Indenture to be made upon, given or furnished to, or filed with:

(1)

the Trustee by any Holder or by the Company or the Guarantor shall be sufficient for every purpose hereunder if made, given, furnished or filed in writing to or with the Trustee at its Corporate Trust Office, Attention: Corporate Trust Administration, or

(2)

the Company or the Guarantor by the Trustee or by any Holder shall be sufficient for every purpose hereunder (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to the Company or the Guarantor addressed to it at the address of its principal office specified in the first paragraph of this Indenture, or at any other address previously furnished in writing to the Trustee by the Company or the Guarantor, as the case may be.

SECTION 106.  Notice to Holders; Waiver.

Where this Indenture provides for notice of any event to Holders by the Company, the Guarantor or the Trustee, such notice shall be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to each Holder affected by such event, at his address as it appears in the Security Register, not later than the latest date, and not earlier than the earliest date, prescribed for the giving of such notice. In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed,. to any particular Holder shall affect the sufficiency of such notice with respect to other Holders. Any notice mailed to a Holder in the manner herein prescribed shall be conclusively deemed to have been received by such Holder, whether or not such Holder actually receives such notice.

In case by reason of the suspension of or irregularities in regular mail service or by reason of any other cause, it shall be impracticable to mail notice of any event to Holders when such notice is required to be given pursuant to any provision of this Indenture, then any manner of giving such notice as shall be satisfactory to the Trustee shall be deemed to be a sufficient giving of such notice for every purpose hereunder.

Any request, demand, authorization, direction, notice, consent or waiver required or permitted under this Indenture shall be in the English language, except that any published notice may be in an official language of the country of publication.

Where this Indenture provides for notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by Holders shall be filed with the Trustee, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waiver.

SECTION 107.  Effect of Headings and Table of Contents.

The Article and Section headings herein and the Table of Contents are for convenience only and shall not affect the construction hereof.

SECTION 108.  Successors and Assigns.

All covenants and agreements in this Indenture by the Company and the Guarantor shall bind its successors and assigns, whether so expressed or not.

SECTION 109.  Separability Clause.

In case any provision in this Indenture, in the Notes or in the Guarantee shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

SECTION 110.  Benefits of Indenture.

Nothing in this Indenture or in the Notes or in the Guarantee, express or implied, shall give to any Person, other than the parties hereto, any Paying Agent, any Securities Registrar and their successors hereunder, and the Holders any benefit or any legal or equitable right, remedy or claim under this Indenture.

SECTION 111.  Governing Law.

This Indenture, the Notes and the Guarantee shall be governed by and construed in accordance with the law of the State of New York.  This Indenture shall, at all times, be governed and construed on the basis that it is subject to the applicable provisions of the Trust Indenture Act and, upon the effectiveness of the Exchange Offer Registration Statement or the Shelf Registration Statement, as the case may be, this Indenture shall, in accordance with the Trust Indenture Act, be subject to, and shall be governed by, applicable provisions of the Trust Indenture Act.

SECTION 112.  Agent for Service; Submission to Jurisdiction; Waiver of Immunities.

By the execution and delivery of this Indenture, each of the Company and the Guarantor (i) acknowledges that it has, by separate written instrument, irrevocably designated and appointed Kronish Lieb Weiner & Hellman LLP, 1114 Avenue of the Americas, New York, New York, 10036-7798 or its successors as the Company's and the Guarantor's authorized agent, respectively, upon which process may be served in any suit or proceeding arising out of or relating to the Notes or this Indenture that may be instituted in any federal or state court in the State of New York or brought under federal or state securities laws or brought by the Trustee (whether in its individual capacity or in its capacity as Trustee hereunder), and acknowledges that Kronish Lieb Weiner & Hellman LLP or its successors has accepted such designation, (ii) submits to the nonexclusive jurisdiction of any such court in any such suit or proceeding, and (iii) agrees that service of process upon Kronish Lieb Weiner & Hellman LLP or its successors and written notice of said service to the Company or the Guarantor, as the case may be (mailed or delivered to their respective Vice Presidents and Secretaries at their respective principal offices in Montreal, Canada), shall be deemed in every respect effective service of process upon the Company or the Guarantor, as the case may be, in any such suit or proceeding. The Company and the Guarantor further agree to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of Kronish Lieb Weiner & Hellman LLP in full force and effect so long as any of the Notes shall be outstanding.

To the extent that the Company or the Guarantor has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to either of them or their respective property, the Company and the Guarantor hereby irrevocably waive such immunity in respect of its obligations under this Indenture and the Notes, to the extent permitted by law.

SECTION 113.  Conversion of Currency.

The Company and the Guarantor each covenant and agree that the following provisions shall apply to conversion of currency in the case of the Notes and the Guarantee, respectively, and this Indenture:

(a)

(i)

If for the purposes of obtaining judgment in, or enforcing the judgment of, any court in any country, it becomes necessary to convert into any other currency (the “judgment currency”) an amount due in United States Dollars, then the conversion shall be made at the rate of exchange prevailing on the Business Day before the day on which the judgment is given or the order of enforcement is made, as the case may be (unless a court shall otherwise determine); and

(ii)

If there is a change in the rate of exchange prevailing between the Business Day before the day on which the judgment is given or an order of endorsement is made, as the case may be (or such other date as a court shall determine), and the date of receipt of the amount due, the Company and the Guarantor will pay such additional (or, as the case may be, such lesser) amount, if any, as may be necessary so that the amount paid in the judgment currency when converted at the rate of exchange prevailing on the date of receipt will produce the amount in United States Dollars originally due.

(b)

In the event of the winding-up of the Company or the Guarantor at any time while any amount or damages owing under the Notes, the Guarantee or this Indenture, or any judgment or order rendered in respect thereof, shall remain outstanding, the Company or the Guarantor, as the case may be, shall indemnify and hold harmless the Holders of Notes and the Trustee against any deficiency arising or resulting from any variation in rates of exchange between (1) the date as of which the equivalent of the amount in United States Dollars due or contingently due under the Notes, the Guarantee and this Indenture (other than under this Subsection (b)) is calculated for the purposes of such winding-up and (2) the final date for the filing of proofs of claim in such winding-up. For the purpose of this Subsection (b) the final date for the filing of proofs of claim in the winding-up of the Company or the Guarantor shall be the date fixed by the liquidator or otherwise in accordance with the relevant provisions of applicable law as being the latest practicable date as to which liabilities of the Company or the Guarantor, as the case may be, may be ascertained for such winding-up prior to payment by the liquidator or otherwise in respect thereto.

(c)

The obligations contained in Subsections (a)(ii) and (b) of this Section 113 shall constitute separate and independent obligations of the Company and the Guarantor from their other obligations under the Notes, the Guarantee and this Indenture, shall give rise to separate and independent causes of action against the Company and the Guarantor, shall apply irrespective of any waiver or extension granted by any Holder or a Trustee from time to time and shall continue in full force and effect notwithstanding any judgment or order or the filing of any proof of claim in the winding-up of the Company or the Guarantor for a liquidated sum in respect of amounts due hereunder (other than under Subsection (b) above) or under any such judgment or order. Any such deficiency as aforesaid shall be deemed to constitute a loss suffered by the Holders or a Trustee, as the case may be, and no proof or evidence of any actual loss shall be required by the Company, the Guarantor or their respective liquidators. In the case of Subsection (b) above, the amount of such deficiency shall not be deemed to be reduced by any variation in rates of exchange occurring between the said final date and the date of any liquidating distribution.

(d)

The term “rate(s) of exchange” shall mean the rate of exchange quoted by the Canadian Imperial Bank of Commerce at its central foreign exchange desk in its main office in Toronto at 12:00 noon (Toronto time) on the relevant date for purchases of United States dollars with the judgment currency other than United States Dollars referred to in Subsections (a) and (b) above and includes any premiums and costs of exchange payable.

SECTION 114.  Currency Equivalent.

Except as otherwise provided in this Indenture, for purposes of the construction of the terms of this Indenture, the Guarantee or of the Notes, in the event that any amount is stated herein in the currency of one nation (the “First Currency”), as of any date such amount shall also be deemed to represent the amount in the currency of any other relevant nation (the “Other Currency”) which is required to purchase such amount in the First Currency at the rate of exchange quoted by the Canadian Imperial Bank of Commerce at its central foreign exchange desk in its main office in Toronto at 12:00 noon (Toronto time) on the date of determination.

SECTION 115.  No Recourse Against Others.

A director, officer, employee or shareholder, as such, of the Company or the Guarantor shall not have any liability for any obligations of the Company or the Guarantor, as the case may be, under the Notes, the Guarantee or this Indenture or for any claim based on, in respect of or by reason of such obligations or their creation. By accepting a Note, each Holder shall waive and release all such liability. The waiver and release shall be part of the consideration for the issue of the Notes.

SECTION 116.  Counterparts

This Indenture may be signed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute but one and the same Indenture.

SECTION 117.  Legal Holidays.

In any case where any Interest Payment Date, Redemption Date, or Stated Maturity or Maturity of any Note shall not be a Business Day, then (notwithstanding any other provision of this Indenture or of the Notes) payment of principal (or premium, if any) or interest need not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on the Interest Payment Date or Redemption Date, or at the Stated Maturity or Maturity.

ARTICLE TWO
NOTE FORMS

SECTION 201.  Forms Generally.

The Notes, the Guarantee and the Trustee's certificate of authentication shall be in substantially the forms set forth in this Article, with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Indenture and may have such letters, numbers or other marks of identification and such legends or endorsements placed thereon as may be required to comply with the rules of any securities exchange or as may, consistently herewith, be determined by the officers executing such Notes or Guarantee, as evidenced by their execution of the Notes or Guarantee.  Any portion of the text of any Note may be set forth on the reverse thereof, with an appropriate reference thereto on the face of the Note.

The definitive Notes and Guarantee shall be printed, lithographed or engraved or produced by any combination of these methods or may be produced in any other manner, all as determined by the officers of the Company executing such Notes or Guarantee, as evidenced by their execution of such Notes or Guarantee.

The Notes are being offered and sold by the Company pursuant to a Purchase Agreement, dated January 10, 2001, between the Company, the Guarantor and Goldman, Sachs & Co., BMO Nesbitt Burns Corp., CIBC World Markets Corp., Merrill Lynch, Pierce, Fenner & Smith Incorporated, NBC International (USA) Inc., Scotia Capital (USA) Inc. and TD Securities USA) Inc.

Initial Notes offered and sold to “qualified institutional buyers” (as defined in Rule 144A (“Rule 144A”) under the Securities Act) in reliance on Rule 144A shall be issued initially in the form of a permanent global Note in definitive, fully registered form without interest coupons substantially in the form set forth in this Article (the “Restricted Global Note”), deposited with, or on behalf of, the Depositary or with the Trustee, as custodian for the Depositary, duly executed by the Company and authenticated by the Trustee as hereinafter provided.  The Restricted Global Note will be registered in the name of a nominee of the Depositary.  The aggregate principal amount of the Restricted Global Note may from time to time be increased or decreased by adjustments made on the records of the Depositary or its nominee, or of the Trustee, as custodian for the Depositary or its nominee, as hereinafter provided.

Initial Notes offered and sold in reliance on Regulation S shall be issued in the form of a permanent global Note in definitive, fully registered form without interest coupons substantially in the form set forth in this Article (the “Unrestricted Global Note” and, together with the Restricted Global Note, the “Global Notes” or each individually, a “Global Note”), deposited with, or on behalf of, the Depositary or with the Trustee, as custodian for the Depositary, duly executed by the Company and authenticated by the Trustee as hereinafter provided.  The Unrestricted Global Note will be registered in the name of a nominee of the Depositary and if any purchaser so elects, the purchaser may hold its interest therein through the Euroclear System (“Euroclear”) or Clearstream Banking societe anonyme (“Clearstream”), if the purchaser is a participant in such systems, or indirectly through organizations that are participants in such systems, or through organizations other than Euroclear and Clearstream that are participants in the Depositary's system.  The aggregate principal amount of the Unrestricted Global Note may from time to time be increased or decreased by adjustments made on the records of the Depositary or its nominee, or of the Trustee, as custodian for the Depositary or its nominee, as hereinafter provided.

SECTION 202.  Restrictive Legend and Form of Note and Guarantee.

(1)

Unless and until (i) an Initial Note is sold under an effective Registration Statement or (ii) an Initial Note is exchanged for an Exchange Note in connection with an effective Registration Statement, in each case as provided for in the Registration Rights Agreement, the Restricted Global Note shall bear the following legend (the “Private Placement Legend”) on the face thereof:

"THE NOTES EVIDENCED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (A)(1) TO A PERSON WHO THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A, (2) IN AN OFFSHORE TRANSACTION COMPLYING WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, (3) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER (IF AVAILABLE), (4) TO AN INSTITUTIONAL ACCREDITED INVESTOR IN A TRANSACTION EXEMPT FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OR (5) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND (B) IN EACH CASE, IN ACCORDANCE WITH ALL APPLICABLE SECURITIES LAWS OF THE STATES OF THE UNITED STATES."

(2)                 The face of the Notes are to be substantially in the following form:

TEMBEC INDUSTRIES INC.

8.50% Senior Note due February 1, 2011

Unconditionally Guaranteed as to Payment of Principal,
Premium, if any, and Interest by
TEMBEC INC.

CUSIP No. ______________

No.____________________	U.S.$____________________

TEMBEC INDUSTRIES INC., continued under the Canada Business Corporations Act (herein called the "Company", which term includes any successor Person under the Indenture hereinafter referred to), for value received, hereby promises to pay to ______________________ or registered assigns, the principal sum of ____________________ U.S. Dollars on February 1, 2011, at the office or agency of the Company referred to below, and to pay interest thereon on August 1, 2001 and semiannually thereafter, on February 1 and August 1 in each year, from January 19, 2001, or from the most recent Interest Payment Date to which interest has been paid or duly provided for, at the rate of 8.50% per annum, until the principal hereof is paid or duly provided for, and (to the extent lawful) to pay on demand interest on any overdue interest at the rate borne by the Notes from the date on which such overdue interest becomes payable to the date payment of such interest has been made or duly provided for. The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in such Indenture, be paid to the Person in whose name this Note (or one or more Predecessor Notes) is registered at the close of business on the Regular Record Date for such interest, which shall be the January 15 or July 15 (whether or not a Business Day), as the case may be, next preceding such Interest Payment Date. Any such interest not so punctually paid or duly provided for shall forthwith cease to be payable to the Holder on such Regular Record Date, and such defaulted interest, and (to the extent lawful) interest on such defaulted interest at the rate borne by the Notes, may be paid to the Person in whose name this Note (or one or more Predecessor Notes) is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to Holders of Notes not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Notes may be listed, and upon such notice as may be required by such exchange, all as more fully provided in said Indenture. Payment of the principal of, premium, if any, and interest on this Note will be made at the office or agency of the Company maintained for that purpose in The City of New York, or at such other office or agency of the Company as may be maintained for such purpose, in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts; provided, however, that payment of interest may be made at the option of the Company by check mailed to the address of the Person entitled thereto as such address shall appear on the Security Register.

[The Holder of this Note is entitled to the benefits of an Exchange and Registration Rights Agreement, dated as of January 19, 2001, between the Company, the Guarantor and the Initial Purchasers named therein (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, in each event of a Registration Default (as defined in the Registration Rights Agreement), for so long as a Registration Default has occurred and is continuing (a "Registration Default Period"), then, as liquidated damages for such Registration Default, special interest, in addition to the interest set forth in the immediately preceding paragraph, shall accrue on all Registrable Securities (as defined in the Registration Rights Agreement) at a per annum rate of 0.5% for the first 90 days of such Registration Default Period, and at a per annum rat of 1% thereafter for the remaining portion of the Registration Default Period.]1

Reference is hereby made to the further provisions of this Note set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

____________________
1 Include only for Initial Notes.

Unless the certificate of authentication hereon has been duly executed by the Trustee referred to on the reverse hereof by manual signature, this Note shall not be entitled to any benefit under the Indenture, or be valid or obligatory for any purpose.

Payment of the principal of, premium, if any, and interest on the Notes, and any Additional Amounts that may be payable with respect to the Notes pursuant to this Indenture, when and as the same become due and payable (whether at Stated Maturity or purchase upon a Change of Control Triggering Event, and whether acceleration, a Change of Control Triggering Event, call for redemption or otherwise), is irrevocably and unconditionally guaranteed on a senior unsecured basis by the Guarantor.

IN WITNESS WHEREOF, the Company has caused this instrument to be of duly executed.

	Dated:	TEMBEC INDUSTRIES INC.

By:______________________
Name:
Title:
Attest:

Name:
Title:

(3)

The reverse of the Notes are to be substantially in the following form:

This Note is one of a duly authorized issue of securities of the Company designated as its 8.50% Senior Notes due February 1, 2011 (herein called the “Notes”), limited (except as otherwise provided in the Indenture referred to below) in aggregate principal amount to U.S.500,000,000 (of which U.S.$250,000,000 was issued, authenticated and delivered as at the date hereof) issued under an indenture (herein called the “Indenture”) dated January 19, 2001 among the Company, the Guarantor named therein, HSBC Bank USA, as trustee (herein called the “Trustee”, which term includes any successor trustee under the Indenture), to which Indenture and all indentures supplemental thereto reference is hereby made for a statement of the respective rights, limitations of rights, duties, obligations and immunities thereunder of the Company, the Guarantor, the Trustee and the Holders of the Notes, and of the terms upon which the Notes and the Guarantee are, and are to be, authenticated and delivered.

At the Company's option, the Company may redeem the Notes in whole or in part at any time at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed (excluding the portion of any such interest accrued to the Redemption Date) discounted to the Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Yield, plus 50 basis points, plus, in each case, accrued and unpaid interest to the Redemption Date.

Within 30 days of the occurrence of a Change of Control Triggering Event, either the Company or the Guarantor will be required to make an Offer to Purchase, subject to certain limitations provided in the Indenture, at a Purchase Price in cash in an amount equal to 101% of the principal amount of this Note plus accrued and unpaid interest.

The Notes are also subject to redemption as a whole, but not in part, at the option of the Company at any time, at 100% of the principal amount thereof, together with accrued and unpaid interest thereon to the Redemption Date, if the Company or the Guarantor has become or would become obligated to pay, on the next date on which any amount would be payable with respect to the Notes, any Additional Amounts as a result of a change in the laws (including any regulations promulgated thereunder) of Canada (or any political subdivision or taxing authority thereof or therein), or any change in any official position regarding the application or interpretation of such laws or regulations, which change is announced or becomes effective on or after January 10, 2001.

In the case of any redemption of Notes, interest installments whose Stated Maturity is on or prior to the Redemption Date will be payable to the Holders of such Securities, or one or more Predecessor Securities, of record at the close of business on the relevant Record Date referred to on the face hereof. Notes (or portions thereof) for whose redemption and payment provision is made in accordance with the Indenture shall cease to bear interest from and after the Redemption Date.

In the event of redemption of this Note in part only, a new Note or Notes for the unredeemed portion hereof shall be issued in the name of the Holder hereof upon the cancellation hereof.

If an Event of Default shall occur and be continuing, the principal of all the Notes may be declared due and payable in the manner and with the effect provided in the Indenture.

The Indenture contains provisions for defeasance at any time of (a) the entire indebtedness of the Company and the Guarantor on this Note and (b) certain restrictive covenants and the related Defaults and Events of Default, upon compliance by the Company and the Guarantor with certain conditions set forth therein.

As provided for in the Indenture, the Company may, subject to certain limitations, from time to time, without notice to or the consent of the Holders, create and issue Additional Notes so that such Additional Notes shall be consolidated and form a single series with the Notes initially issued by the Company and shall have the same terms as to status, redemption or otherwise as the Notes originally issued up to an aggregate principal amount of U.S.$500,000,000. Any Additional Notes shall be issued with the benefit of an indenture supplemental to the Indenture.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company, the Guarantor and the rights of the Holders under the Indenture at any time by the Company, the Guarantor and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the Notes at the time Outstanding. The Indenture also contains provisions permitting the Holders of specified percentages in aggregate principal amount of the Notes at the time Outstanding, on behalf of the Holders of all the Notes, to waive compliance by the Company and the Guarantor with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by or on behalf of the Holder of this Note shall be conclusive and binding upon such Holder and upon all future Holders of this Note and of any Note issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof whether or not notation of such consent or waiver is made upon this Note.

No reference herein to the Indenture and no provision of this Note or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of, premium, if any, and interest on this Note at the times, place, and rate, and in the coin or currency, herein prescribed.

As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Note is registerable on the Security Register of the Company, upon surrender of this Note for registration of transfer at the office or agency of the Company maintained for such purpose in The City of New York, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar duly executed by, the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new Notes, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

The Notes are issuable only in registered form without coupons in denominations of U.S.$1,000 and any integral multiple thereof. As provided in the Indenture and subject to certain limitations therein set forth, the Notes are exchangeable for a like aggregate principal amount of Notes of a different authorized denomination, as requested by the Holder surrendering the same.

If at any time the Depository notifies the Company that it is unwilling or unable to continue as Depository for the Notes or if at any time the Depository shall no longer be registered or in good standing under the Securities Exchange Act of 1934, as amended, or other applicable statute or regulation, and a successor Depository for the Notes is not appointed by the Company within ninety days after the Company receives such notice or becomes aware of such condition, as the case may be, the Company will execute and the Trustee, upon receipt of a Company Order for the authentication and delivery of the Notes, will authenticate and deliver Notes in definitive registered form without coupons, in authorized denominations, and in an aggregate principal amount equal to the principal amount of the global security registered in the name of a nominee of DTC representing the Notes (the “Global Note”), in exchange for such Global Note. In addition, the Company may at any time determine that the Notes shall no longer be represented by a Global Note and that the provisions of this paragraph shall no longer apply to the Notes. In such event, the Company will execute and the Trustee, upon receipt of a Company Order evidencing such determination, will authenticate and deliver Notes in definitive registered form without coupons, in authorized denominations, and in an aggregate principal amount equal to the principal amount of the Global Note representing the Notes in exchange for such Global Note. Upon the exchange of the Global Note for Notes in definitive registered form without coupons, and authorized denominations, the Global Note shall be cancelled by the Trustee. Such Notes in definitive registered from issued in exchange for the Global Note pursuant to the provisions of the Company Order shall be registered in such names and in such authorized denominations as the Depository, pursuant to instructions from its direct or indirect participants or otherwise, shall instruct the Trustee. The Trustee shall deliver such Notes to the Persons in whose name such Notes are so registered, but without any liability on the part of the Company or the Trustee for the accuracy of the Depository's instructions. Except to the extent otherwise provided herein, the provisions of Section 304 and 310 of the Indenture shall apply to an exchange of a Global Note contemplated by this paragraph.

No service charge shall be made for any registration of transfer or exchange of Notes, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Prior to the time of due presentment of this Note for registration of transfer, the Company, the Guarantor and the Trustee and any agent of the Company, the Guarantor or the Trustee may treat the Person in whose name this Note is registered as the owner hereof for all purposes, whether or not this Note be overdue, and neither the Company, the Guarantor, the Trustee nor any agent shall be affected by notice to the contrary.

All terms used in this Note which are defined in the Indenture shall have the meanings assigned to them in the Indenture.

In the event of any inconsistency between the terms set forth in this Note and the terms of the Indenture, the terms of the Indenture shall govern.

(4)

The Global Note evidencing the Notes shall bear a legend substantially to the following effect:

“THIS NOTE IS A GLOBAL NOTE WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITORY OR A NOMINEE THEREOF.  THIS NOTE MAY NOT BE EXCHANGED IN WHOLE OR IN PART FOR A NOTE REGISTERED, AND NO TRANSFER OF THIS NOTE IN WHOLE OR IN PART MAY BE REGISTERED IN THE NAME OF ANY PERSON OTHER THAN SUCH DEPOSITORY OR A NOMINEE THEREOF EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY (“DTC”), TO TEMBEC INDUSTRIES INC. OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE IS REGISTERED IN THE NAME OF CEDE & CO. OR SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT HEREON IS MADE TO CEDE & CO. OR SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.”

(5)

The Guarantor by its execution of this Indenture hereby agrees with each Holder of a Note and with the Trustee on behalf of each such Holder, to be unconditionally and irrevocably bound by the terms and provisions of the Guarantee set forth below.

The Guarantee to be endorsed on the Notes shall, subject to Section 201, be in substantially the form set forth below:

GUARANTEE

OF

TEMBEC INC.

For value received, Tembec Inc., a corporation incorporated pursuant to the Companies Act (Quebec), having its principal executive offices at 800 René-Lévesque Boulevard West, Montréal, Québec H3B 1X9 (herein called the “Guarantor”, which term includes any successor Person under the Indenture referred to in the Note upon which this Guarantee is endorsed), hereby unconditionally and irrevocably guarantees to the Holder of the Note upon which this Guarantee is endorsed and to the Trustee on behalf of each such Holder the due and punctual payment of the principal of, premium, if any, and interest on each Note, and any Additional Amounts that may be payable with respect to the Notes, when and as the same shall become due and payable, whether at Stated Maturity or Purchase upon a Change of Control Triggering Event, and whether by declaration of acceleration, a Change of Control Triggering Event, call for redemption or otherwise, the due and punctual payment of interest on the overdue principal of and interest, if any, on the Notes, to the extent lawful, and the due and punctual performance of all other obligations of the Company to the Holders or the Trustee all in accordance with the terms of such Note and the Indenture.

The Guarantor hereby agrees that its obligations hereunder shall be absolute and unconditional, irrespective of, and shall be unaffected by, any invalidity, irregularity or unenforceability of any such Note or the Indenture, any failure to enforce the provisions of any such Note or the Indenture, any waiver, modification or indulgence granted to the Company with respect thereto, by any Holder or any other circumstances which may otherwise constitute a legal or equitable discharge or defense of the Company or a surety or guarantor.

The Guarantor hereby waives diligence, presentment, demand of payment, filing of claims with a court in the event of merger or bankruptcy of the Company, any right to require a proceeding first against the Company, the benefit of discussion, protest or notice with respect to any such Note or the Indebtedness evidenced thereby and all demands whatsoever, and covenants that the Guaranteed Obligations will not be discharged as to any such Note except by payment in full of such Guaranteed Obligations and as provided in the Indenture.

The Guarantor shall be subrogated to all rights of the Holders of the Notes pursuant to the Guarantee against the Company in respect of any amounts paid by the Guarantor on account of such Note pursuant to the provisions of the Indenture; provided, however, that the Guarantor shall not be entitled to enforce or to receive any payment arising out of, or based upon such right of subrogation until the principal of (and premium, if any) and interest on all Notes issued hereunder shall have been paid in full to the Holders entitled thereto.

No reference herein to the Indenture and no provision of this Guarantee or of such Indenture shall alter or impair the guarantees of the Guarantor, which are absolute and unconditional, of the due and punctual payment of the principal of, premium, if any, and interest on, the Note upon which this Guarantee is endorsed.

Reference is made to Article Thirteen of the Indenture for further provisions with respect to the Guarantee.

This Guarantee shall not be valid or obligatory for any purpose until the certificate of authentication of such Note shall has been manually executed by or on behalf of the Trustee under the Indenture.

All terms used in this Guarantee which are defined in the Indenture shall have the meanings assigned to them in the Indenture.

In the event of any inconsistency between the terms set forth in this Guarantee and the terms of the Indenture, the terms of the Indenture shall govern.

This Guarantee shall be governed by and construed in accordance with the laws of the State of New York.

Dated:
TEMBEC INC.

By ______________________________
Name:
Title:

By ______________________________
Name:
Title:

SECTION 203.  Form of Trustee's Certificates of Authentication.

The Trustee's certificates of authentication shall be in substantially the following form:

TRUSTEE'S CERTIFICATE OF AUTHENTICATION.

This is one of the Notes referred to in the within-mentioned Indenture.

HSBC BANK USA, as Trustee

By
Authorized Officer

ARTICLE THREE
THE NOTES

SECTION 301.  Title and Terms.

The aggregate principal amount of Notes which may be authenticated and delivered under this Indenture is limited to U.S.$500 million (of which U.S.$250 million shall be issued, authenticated and delivered the date hereof), except for Notes authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other Notes pursuant to Section 304, 305, 308, 906, 1010 or 1108.

The Notes shall be known and designated as the “8.50% Senior Notes due February 1, 2011” of the Company. The Notes shall mature February 1, 2011 and they shall bear interest at the rate of 8.50% per annum from January 19, 2001, or from the most recent Interest Payment Date to which interest has been paid or duly provided for, payable on August 1, 2001 and semiannually thereafter on February 1 and August 1 in each year and at Maturity, until the principal thereof is paid or duly provided for.

The principal of, premium, if any, and interest on the Notes shall be payable at the office or agency of the Company maintained for such purpose in the Borough of Manhattan, The City of New York, or at such other office or agency of the Company as may be maintained for such purpose; provided, however, that, at the option of the Company, interest may be paid by check mailed to addresses of the Persons entitled thereto as such addresses shall appear on the Security Register.

The Notes shall be redeemable as provided in Article Eleven.

All references in this Indenture to principal of, premium and interest in respect of Notes shall, unless the context otherwise requires, be deemed to mean and include all Additional Amounts, if any, payable in respect thereof as set forth in Section 1008.

Additional Notes ranking pari passu with the Notes issued the date hereof may be created and issued from time to time by the Company without notice or consent to the Holders and shall be consolidated with and form a single series with the Notes initially issued and shall have the same terms as to status, redemption or otherwise as the Notes originally issued, provided that, the aggregate principal amount of Notes issued shall be no more than U.S.$500 million; and provided further that, the Company's ability to issue Additional Notes shall be subject to the Company's compliance with Section 1011.  Any Additional Notes shall be issued with the benefit of an indenture supplemental to this Indenture.

SECTION 302.  Denominations.

The Notes shall be issuable only in registered form without coupons and only in denominations of U.S.$1,000 and any integral multiple thereof.

SECTION 303.  Execution, Authentication, Delivery and Dating.

The Notes shall be executed on behalf of the Company by its Chairman, its President or a Vice President and attested by its Secretary or an Assistant Secretary. The signature of any of these officers on the Notes may be manual or facsimile signatures of the present or any future such authorized officer and may be imprinted or otherwise reproduced on the Notes.

Notes bearing the manual or facsimile signatures of individuals who were at the time of execution the proper officers of the Company shall bind the Company, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such Notes or did not hold such offices at the date of such Notes.

At any time and from time to time after the execution and delivery of this Indenture, the Company may deliver Notes executed by the Company to the Trustee for authentication, together with a Company Order for the authentication and delivery of such Notes, and the Trustee in accordance with such Company Order shall authenticate and deliver such Notes.

Each Note shall be dated the date of its authentication.

No Note shall be entitled to any benefit under this Indenture or be valid or obligatory for any purpose unless there appears on such Note a certificate of authentication substantially in the form provided for herein duly executed by the Trustee by manual signature of an authorized officer, and such certificate upon any Note shall be conclusive evidence, and the only evidence, that such Note has been duly authenticated and delivered hereunder and is entitled to the benefits of this Indenture.

In case the Company, pursuant to Article Eight, shall be consolidated or merged with or into any other Person or shall convey, transfer, lease or otherwise dispose of its properties and assets substantially as an entirety to any Person, and the successor Person resulting from such consolidation, or surviving such merger, or into which the Company shall have been merged, or the Person which shall have received a conveyance, transfer, lease or other disposition as aforesaid, shall have executed an indenture supplemental hereto with the Trustee pursuant to Article Eight, any of the Notes authenticated or delivered prior to such consolidation, merger, conveyance, transfer, lease or other disposition may, from time to time, at the request of the successor Person, be exchanged for other Notes executed in the name of the successor Person with such changes in phraseology and form as may be appropriate, but otherwise in substance of like tenor as the Notes surrendered for such exchange and of like principal amount; and the Trustee, upon Company Request of the successor Person, shall authenticate and deliver Notes as specified in such request for the purpose of such exchange. If Notes shall at any time be authenticated and delivered in any new name of a successor Person pursuant to this Section in exchange or substitution for or upon registration of transfer of any Notes, such successor Person, at the option of the Holders but without expense to them, shall provide for the exchange of all Notes at the time Outstanding for Notes authenticated and delivered in such new name.

SECTION 304.  Registration, Registration of Transfer and Exchange.

The Company shall cause to be kept at the Corporate Trust Office of the Trustee a register (the register maintained in such office and in any other office or agency designated pursuant to Section 1002 being herein sometimes referred to as the “Security Register”) in which, subject to such reasonable regulations as it may prescribe, the Company shall provide for the registration of Notes and of transfers of Notes. The Security Register shall be in written form or any other form capable of being converted into written form within a reasonable time. The Trustee is hereby initially appointed as security registrar (the “Security Registrar”) for the purpose of registering Notes and transfers of Notes as herein provided.

Upon surrender for registration of transfer of any Note at the office or agency of the Company designated pursuant to Section 1002, the Company shall execute, and the Trustee shall, subject to Section 312, authenticate and deliver, in the name of the designated transferee or transferees, one or more new Notes of any authorized denomination or denominations of a like aggregate principal amount.

At the option of the Holder, Notes may be exchanged for other Notes of any authorized denomination and of a like aggregate principal amount, upon surrender of the Notes to be exchanged at such office or agency. Whenever any Notes are so surrendered for exchange, the Company shall execute, and the Trustee shall authenticate and deliver, the Notes which the Holder making the exchange is entitled to receive.

Notwithstanding the foregoing, except as otherwise specified as contemplated by Sections 301, Section 310 and 311, any Global Note shall be exchangeable only as provided in this paragraph. If any beneficial owner of an interest in a Global Note is entitled to and requests exchange of such interest for Notes in definitive form, provided that any applicable notice provided in the Global Note shall have been given, then without unnecessary delay but in any event not later than the earliest date on which such interest may be so exchanged, the Company shall deliver to the Trustee definitive Notes in aggregate principal amount equal to the principal amount of such beneficial owner's interest in such Global Note, executed by the Company. On or after the earliest date on which such interests may be so exchanged, such Global Note shall be surrendered by the Depository or such other depository as shall be specified in the Company Order with respect thereto to the Trustee, as the Company's agent for such purpose, to be exchanged, in whole or from time to time in part, for definitive Notes without charge, and the Trustee shall authenticate and deliver, in exchange for each portion of such Global Note, an equal aggregate principal amount of definitive Notes of the same series of authorized denomination and of like tenor as the portion of such Global Note to be exchanged which shall be Notes in the definitive form; provided, however, that no such exchanges may occur during a period beginning at the opening of business 15 days before any selection of Notes to be redeemed and ending on the relevant Redemption Date if the Note for which exchange is requested may be among those selected for redemption. If a definitive Note is issued in exchange for any portion of a Global Note after the close of business at the office or agency where such exchange occurs on (i) any Regular Record Date and before the opening of business at such office or agency on the relevant Interest Payment Date, or (ii) any Special Record Date and the opening of business at such office or agency on the related proposed date for payment of Defaulted Interest, interest or Defaulted Interest, as the case may be, will not be payable on such Interest Payment Date or proposed date for payment, as the case may be, in respect of such definitive Note, but will be payable on such Interest Payment Date or proposed date for payment, as the case may be, only to the Person to whom interest in respect of such portion of such Global Note is payable in accordance with the provisions of this Indenture.

All Notes issued upon any registration of transfer or exchange of Notes shall be the valid obligations of the Company, and, pursuant to the Guarantee, the Guarantor, shall evidence the same debt, and be entitled to the same benefits under this Indenture, as the Notes surrendered upon such registration of transfer or exchange.

Every Note presented or surrendered for registration of transfer or for exchange shall (if so required by the Company or the Security Registrar) be duly endorsed, or be accompanied by a written instrument of transfer, in form satisfactory to the Company and the Security Registrar, duly executed by the Holder thereof or his attorney duly authorized in writing.

No service charge shall be made for any registration of transfer or exchange or redemption of Notes, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of Notes, other than exchanges pursuant to this Section 304 or Sections 310, 906 or 1108 not involving any transfer.

The Company shall not be required (i) to issue, register the transfer of or exchange any Note during a period beginning at the opening of business 15 days before the selection of Notes to be redeemed under Section 1104 and ending at the close of business on the day of such mailing of the relevant notice of redemption, or (ii) to register the transfer of or exchange any Note so selected for redemption in whole or in part, except the unredeemed portion of any Note being redeemed in part.

SECTION 305.  Mutilated, Destroyed, Lost and Stolen Notes.

If (i) any mutilated Note is surrendered to the Trustee, or (ii) the Company and the Trustee receive evidence to their satisfaction of the destruction, loss or theft of any Note, and there is delivered to the Company and the Trustee such security or indemnity as may be required by them to save each of them harmless, then, in the absence of notice to the Company or the Trustee that such Note has been acquired by a protected purchaser, the Company shall execute and upon Company Order the Trustee shall authenticate and deliver, in exchange for any such mutilated Note or in lieu of any such destroyed, lost or stolen Note, a new Note of like tenor and principal amount, bearing a number not contemporaneously outstanding.

In case any such mutilated, destroyed, lost or stolen Note has become or is about to become due and payable, the Company in its discretion may, instead of issuing a new Note, pay such Note.

Upon the issuance of any new Note under this Section, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Trustee) connected therewith.

Every new Note issued pursuant to this Section in lieu of any mutilated, destroyed, lost or stolen Note shall constitute an original additional contractual obligation of the Company, and, pursuant to the Guarantee, the Guarantor, whether or not the mutilated, destroyed, lost or stolen Note shall be at any time enforceable by anyone, and shall be entitled to all benefits of this Indenture equally and proportionately with any and all other Notes duly issued hereunder.

The provisions of this Section are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, destroyed, lost or stolen Notes.

SECTION 306.  Payment of Interest; Interest Rights Preserved.

Interest on any Note which is payable, and is punctually paid or duly provided for, on any Interest Payment Date shall be paid to the Person in whose name such Note (or one or more Predecessor Notes) is registered at the close of business on the Regular Record Date for such interest at the office or agency of the Company maintained for such purpose pursuant to Section 1002, provided, however, that each instalment of interest may, at the option of the Company, be paid by mailing a check for such interest payable to, or upon the written order of, the Person entitled thereto pursuant to Section 307 to the address of such Person as it appears in the Security Register.

Any interest on any Note which is payable, but is not punctually paid or duly provided for, on any Interest Payment Date shall forthwith cease to be payable to the Holder on the Regular Record Date by virtue of having been such Holder, and such defaulted interest and (to the extent lawful) interest on such defaulted interest at the rate borne by the Notes plus one per cent  (such defaulted interest and interest thereon herein collectively called “Defaulted Interest”) may be paid by the Company, at its election in each case, as provided in Clause (1) or (2) below:

(1)

The Company may elect to make payment of any Defaulted Interest to the Persons in whose names the Notes (or their respective Predecessor Notes) are registered at the close of business on a Special Record Date for the payment of such Defaulted Interest, which shall be fixed in the following manner. The Company shall notify the Trustee in writing of the amount of Defaulted Interest proposed to be paid on each Note and the date of the proposed payment, and at the same time the Company shall deposit with the Trustee an amount of money equal to the aggregate amount proposed to be paid in respect of such Defaulted Interest or shall make arrangements satisfactory to the Trustee for such deposit prior to the date of the proposed payment, such money when deposited to be held in trust for the benefit of the Persons entitled to such Defaulted Interest as in this clause provided. Thereupon the Trustee shall fix a Special Record Date for the payment of such Defaulted Interest which shall be not more than 15 days and not less than 10 days prior to the date of the proposed payment and not less than 10 days after the receipt by the Trustee of the notice of the proposed payment. The Trustee shall promptly notify the Company of such Special Record Date, and in the name and at the expense of the Company, shall cause notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor to be given in the manner provided for in Section 106, not less than 10 days prior to such Special Record Date. Notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor having been so given, such Defaulted Interest shall be paid to the Persons in whose names the Notes (or their respective Predecessor Notes) are registered at the close of business on such Special Record Date and shall no longer be payable pursuant to the following Clause (2).

(2)

The Company may make payment of any Defaulted Interest in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Notes may be listed, and upon such notice as may be required by such exchange, if, after notice given by the Company to the Trustee of the proposed payment pursuant to this clause, such manner of payment shall be deemed practicable by the Trustee.

Subject to the foregoing provisions of this Section, each Note delivered under this Indenture upon registration of transfer of or in exchange for or in lieu of any other Note shall carry the rights to interest accrued and unpaid, and to accrue, which were carried by such other Note.

SECTION 307.  Persons Deemed Owners.

Prior to the due presentment of a Note for registration of transfer, the Company, the Guarantor, the Trustee and any agent of the Company, the Guarantor or the Trustee may treat the Person in whose name such Note is registered as the owner of such Note for the purpose of receiving payment of principal of, premium, if any, and (subject to Sections 304 and 306) interest on such Note and for all other purposes whatsoever, whether or not such Note be overdue, and none of the Company, the Guarantor, the Trustee or any agent of the Company, the Guarantor or the Trustee shall be affected by notice to the contrary.

None of the Company, the Trustee, any Paying Agent or the Security Registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of a Note in global form or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

Notwithstanding the foregoing, with respect to any Global Note, nothing herein shall prevent the Company, the Trustee, or any agent of the Company or the Trustee, from giving effect to any written certification, proxy or other authorization furnished by any depositary, as a Holder, with respect to such Global Note or impair, as between such depositary and owners of beneficial interests in such Global Note, the operation of customary practices governing the exercise of the rights of such depositary (or its nominee) as Holder of such Global Note.

SECTION 308.  Cancellation.

All Notes surrendered for payment, redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Trustee, be delivered to the Trustee and shall be promptly cancelled by it. The Company may at any time deliver to the Trustee for cancellation any Notes previously authenticated and delivered hereunder which the Company may have acquired in any manner whatsoever, and may deliver to the Trustee (or to any other Person for delivery to the Trustee) for cancellation any Notes previously authenticated hereunder which the Company has not issued and sold, and all Notes so delivered shall be promptly cancelled by the Trustee.

If the Company shall so acquire any of the Notes, however, such acquisition shall not operate as a redemption or satisfaction of the indebtedness represented by such Notes unless and until the same are surrendered to the Trustee for cancellation. No Notes shall be authenticated in lieu of or in exchange for any Notes cancelled as provided in this Section, except as expressly permitted by this Indenture. All cancelled Notes held by the Trustee shall be disposed of by the Trustee in accordance with its customary procedures and certification of their disposal delivered to the Company unless by Company Order the Company shall direct that cancelled Notes be returned to it.

SECTION 309.  Computation of Interest.

Interest on the Notes shall be computed on the basis of a 360-day year consisting of twelve 30-day months. For the purposes of the Interest Act (Canada), the yearly rate of interest which is equivalent to the rate payable hereunder is the rate payable multiplied by the actual number of days in the year and divided by 360.

SECTION 310.  Exchange.

At the option of the Holder, Notes may be exchanged for other Notes of any authorized denomination or denominations of a like aggregate principal amount upon surrender of the Notes to be exchanged at the Corporate Trust Office.  Whenever any Notes are so surrendered for exchange (including an exchange of Initial Notes for Exchange Notes), the Company shall execute, and the Trustee shall authenticate and deliver, the replacement Notes which the Holder making the exchange is entitled to receive; provided that no exchange of Initial Notes for Exchange Notes shall occur until an Exchange Offer Registration Statement shall have been declared effective by the Commission and the Initial Notes to be exchanged for the Exchange Notes shall be cancelled by the Trustee.  The Company shall give prompt written notice to the Trustee of the effectiveness of the Exchange Offer Registration Statement and shall promptly make available to the Trustee a new Global Note for the Exchange Notes.

SECTION 311.  Book-Entry Provisions for Global Notes.

(a)

The Global Notes initially shall (i) be registered in the name of the Depositary or the nominee of such Depositary, (ii) be deposited with, or on behalf of, the Depositary or with the Trustee, as custodian for the Depositary, (iii) bear the Global Note legends set forth in Section 202(4) and (iv) if a Restricted Global Note, bear the Private Placement Legend.

The Depositary or its nominee shall be the Holder of the Global Notes, and owners of beneficial interests in the Notes represented by the Global Notes shall hold such interests pursuant to the Applicable Procedures.  Any such owner's beneficial ownership of any such Notes will be shown only on, and the transfer of such ownership interest shall be effected only through, records maintained by the Depositary or its nominee.  Investors in the Unrestricted Global Note may hold their interests in the Unrestricted Global Note through Euroclear or Clearstream, if they are participants in such systems, or indirectly through organizations which are participants in such systems.  Euroclear and Clearstream will hold interests in the Unrestricted Global Note on behalf of their participants through customers' securities accounts in their respective names on the books of their respective depositaries, which, in turn, will hold such interests in the Unrestricted Global Note in customers' securities accounts in the depositories' names on the books of the Depositary.  All interests in a Global Note, including those held through Euroclear or Clearstream, should be subject to the Applicable Procedures.

(b)

Transfers of any Global Note shall be limited to transfers of such Global Note in whole, but not in part, to the Depositary, its successors or their respective nominees.  Interests of beneficial owners in any Global Note may be transferred in accordance with the rules and procedures of the Depositary and the provisions of this Section 311.  Unless (i) the Depositary notifies the Company that it is unwilling or unable to continue as depositary for a Global Note or ceases to be a “Clearing Agency” registered under the Exchange Act or announces an intention permanently to cease business or does in fact do so and a successor Depositary is not appointed by the Company within 90 days of such notice, (ii) an Event of Default has occurred and is continuing with respect to a Global Note or (iii) in the case of a Global Note held for the account of Euroclear or Clearstream, Euroclear or Clearstream, as the case may be, is closed for business for 14 continuous Business Days or announces an intention to cease or permanently ceases business, owners of beneficial interests in a Global Note will not be entitled to have any portions of such Global Note registered in their names, will not receive or be entitled to receive physical delivery of Notes in definitive form and will not be considered the owners or holders of the Global Note.

(c)

Notes issued in exchange for a Global Note or any portion thereof pursuant to the last sentence of subsection (b) of this Section shall be issued in definitive, fully registered form, without interest coupons, shall have an aggregate principal amount equal to that of such Global Note or portion thereof to be so exchanged, shall be registered in such names and be in such authorized denominations as the Depositary shall designate and shall bear any legends required hereunder.  Any Global Note to be exchanged in whole shall be surrendered by the Depositary to the Trustee, as Registrar.  With regard to any Global Note to be exchanged in part, either such Global Note shall be so surrendered for exchange or, if the Trustee is acting as custodian for the Depositary or its nominee with respect to such Global Note, the principal amount thereof shall be reduced, by an amount equal to the portion thereof to be so exchanged, by means of an appropriate adjustment made on the records of the Trustee.  Upon any such surrender or adjustment, the Trustee shall authenticate and deliver the Note issuable on such exchange to or upon the order of the Depositary or an authorized representative thereof.  In the event of the occurrence of any of the events specified in the last sentence of subsection (b) of this Section 311, the Company will promptly make available to the Trustee a reasonable supply of certificated Notes in definitive form.

(d)

Neither the Company nor the Trustee shall have at any time any responsibility or liability to any owner of any beneficial interest in any Note or to any other Person for any error, omission, action or failure to act on the part of the Depositary, Euroclear or Clearstream with respect to payment, when due, to any such owner of the principal, premium, if any, and interest on the Notes, proper recording of beneficial ownership of Notes, proper transfers of such beneficial ownership or any notices to beneficial owners or any other matter of similar or different kind pertaining to the Notes.

SECTION 312.  Special Transfer Provisions.

Unless and until (i) an Initial Note is sold under an effective Registration Statement, or (ii) an Initial Note is exchanged for an Exchange Note in connection with an effective Exchange Offer Registration Statement, in each case pursuant to the Registration Rights Agreement, the following transfer provisions shall apply:

(1)

Restricted Global Note to Unrestricted Global Note.  If, at any time, an owner of a beneficial interest in the Restricted Global Note deposited with the Depositary (or the Trustee as custodian for the Depositary) wishes to transfer its interest in the Restricted Global Note to a Person who is required or permitted to take delivery thereof in the form of an interest in the Unrestricted Global Note, such owner shall, subject to the Applicable Procedures, exchange or cause the exchange of such beneficial interest for an equivalent beneficial interest in the Unrestricted Global Note as provided in this Section 312(1).  Upon receipt by the Trustee of (a) instructions given in accordance with the Applicable Procedures from an Agent Member directing the Trustee to credit or cause to be credited a beneficial interest in the Unrestricted Global Note in an amount equal to the beneficial interest in the Restricted Global Note to be exchanged, (b) a written order given in accordance with the Applicable Procedures containing information regarding the participant account of the Depositary to be credited with such increase, and (c) a certificate substantially in the form of Exhibit A-1 hereto given by the owner of such beneficial interest, the Trustee, as Security Registrar, shall instruct the Depositary to reduce or cause to be reduced the aggregate principal amount of the Restricted Global Note and to increase or cause to be increased the aggregate principal amount of the Unrestricted Global Note by the principal amount of the beneficial interest in the Restricted Global Note to be exchanged, to credit or cause to be credited to the account of the Person specified in such instructions a beneficial interest in the Unrestricted Global Note equal to the reduction in the aggregate principal amount of the Restricted Global Note, and to debit, or cause to be debited, from the account of the Person making such exchange or transfer the beneficial interest in the Restricted Global Note that is being exchanged or transferred.

(2)

Unrestricted Global Note to Restricted Global Note.  If, at any time, an owner of a beneficial interest in the Unrestricted Global Note deposited with the Depositary (or with the Trustee as custodian for the Depositary) wishes to transfer its interest in the Unrestricted Global Note to a Person who is required or permitted to take delivery thereof in the form of an interest in the Restricted Global Note, such owner shall, subject to the Applicable Procedures, exchange or cause the exchange of such interest for an equivalent beneficial interest in the Restricted Global Note, as provided in this Section 312(2).  Upon receipt by the Trustee of (a) instructions given in accordance with the Applicable Procedures from an Agent Member, directing the Trustee, as Registrar, to credit or cause to be credited a beneficial interest in the Restricted Global Note equal to the beneficial interest in the Unrestricted Global Note to be exchanged, and (b) a written order given in accordance with the Applicable Procedures containing information regarding the participant account of the Depositary to be credited with such increase, the Trustee, as Registrar, shall instruct the Depositary to reduce or cause to be reduced the aggregate principal amount of the Unrestricted Global Note and to increase or cause to be increased the aggregate principal amount of the Restricted Global Note by the principal amount of the beneficial interest in the Unrestricted Global Note to be exchanged, and the Trustee, as Security Registrar, shall instruct the Depositary, concurrently with such reduction, to credit or cause to be credited to the account of the Person specified in such instructions a beneficial interest in the Restricted Global Note equal to the reduction in the aggregate principal amount of the Unrestricted Global Note and to debit or cause to be debited from the account of the Person making such transfer the beneficial interest in the Unrestricted Global Note that is being transferred.

(3)

Restricted Global Note to Unrestricted Global Note After Two Years.  If the holder of a beneficial interest in the Restricted Global Note wishes at any time after January 19, 2003 to (A) transfer such interest to a Person who wishes to take delivery thereof in the form of a beneficial interest in the Unrestricted Global Note or (B) to exchange such interest for a beneficial interest in the Unrestricted Global Note, such transfer or exchange may be effected, subject to the Applicable Procedures, only in accordance with this Section 312(3).  Upon receipt by the Trustee of (a) in the case of a transfer or exchange of an interest in the Restricted Global Note, instructions given in accordance with the Applicable Procedures from an Agent Member directing the Trustee to credit or cause to be credited to a beneficial interest in the Unrestricted Global Note in an amount equal to the beneficial interest in the Restricted Global Note to be so transferred or exchanged, (b) a written order given in accordance with the Applicable Procedures containing information regarding the participant account of the Depositary to be credited with such beneficial interest and (c) a certificate substantially in the form of Exhibit A-2 hereto given by the holder of such beneficial interest, the Trustee, as Registrar, shall instruct the Depositary to reduce the principal amount of the Restricted Global Note, and to increase the principal amount of the Unrestricted Global Note, by the principal amount of the beneficial interest in the Restricted Global Note to be so transferred or exchanged, and to credit or cause to be credited to the account of the Person specified in such instructions a beneficial interest in the Unrestricted Global Note having a principal amount equal to the amount by which the principal amount of the Restricted Global Note was reduced upon such transfer or exchange.

(4)

General.  By its acceptance of any Note bearing the Private Placement Legend, each Holder of and each owner of a beneficial interest in such a Note acknowledges the restrictions on transfer of such Note set forth in this Indenture and in the Private Placement Legend and agrees that it will transfer such Note only as provided in this Indenture.  The Trustee shall have no duty or liability with respect to any Holder's or beneficial owner's compliance with the Private Placement Legend or this Section 312.

The Security Registrar shall retain, in accordance with its reasonable customary procedures, copies of all letters, notices and other written communications received pursuant to this Section 312.  The Company shall have the right to inspect and make copies of all such letters, notices or other written communications at any reasonable time upon the giving of reasonable written notice to the Security Registrar.

SECTION 313.  CUSIP Numbers.

The Company in issuing the Notes may use “CUSIP” numbers and, if so, the Trustee shall use “CUSIP” numbers in notices of redemption as a convenience to Holders; provided, however, that any such notice may state that no representation is made as to the correctness of such numbers either as printed on the Notes or as contained in any notice of a redemption and that reliance may be placed only on the other identification numbers printed on the Notes, and any such redemption shall not be affected by any defect in or such omission of such numbers.

ARTICLE FOUR
SATISFACTION AND DISCHARGE

SECTION 401.  Satisfaction and Discharge of Indenture.

This Indenture shall upon Company Request cease to be of further effect (except as to surviving rights of registration of transfer or exchange of Notes expressly provided for herein or pursuant hereto) and the Trustee, at the expense of the Company, shall execute proper instruments acknowledging satisfaction and discharge of this Indenture when

(1)

either

(a)

all Notes theretofore authenticated and delivered (other than (i) Notes which have been destroyed, lost or stolen and which have been replaced or paid as provided in Section 305 and (ii) Notes for whose payment money has theretofore been deposited in trust with the Trustee or any Paying Agent or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust, as provided in Section 1003) have been delivered to the Trustee for cancellation; or

(b)         all such Notes not theretofore delivered to the Trustee for cancellation

(i) have become due and payable, or

(ii) will become due and payable at their Stated Maturity within one year, or

(iii) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and either the Company or the Guarantor, in the case of (i), (ii) or (iii) above, has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust for such purpose an amount sufficient to pay and discharge the entire indebtedness on such Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest to the date of such deposit (in the case of Notes which have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be;

(2)

the Company or the Guarantor has paid or caused to be paid all other sums payable hereunder by the Company; and

(3)

the Company has delivered to the Trustee an Officers' Certificate of the Company and the Guarantor and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of this Indenture have been complied with.

Notwithstanding the satisfaction and discharge of this Indenture, the obligations of the Company to the Trustee under Section 607 and, if money shall have been deposited with the Trustee pursuant to subclause (B) of clause (1) of this Section, the obligations of the Trustee under Section 402 and the last paragraph of Section 1003 shall survive.

SECTION 402.  Application of Trust Money.

Subject to the provisions of the last paragraph of Section 1003, all money deposited with the Trustee pursuant to Section 401 shall be held in trust and applied by it, in accordance with the provisions of the Notes and this Indenture, to the payment, either directly or through any Paying Agent (including the Company acting as its own Paying Agent) as the Trustee may determine, to the Persons entitled thereto, of the principal (and premium, if any) and interest for whose payment such money has been deposited with the Trustee; provided, however, that such money need not be segregated from other funds except to the extent required by law.

ARTICLE FIVE
REMEDIES

SECTION 501.  Events of Default.

“Event of Default”, wherever used herein, means any one of the following events (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

(1)

default in the payment of the principal of, premium, if any, on any Note at its Maturity;

(2)

default in the payment of any interest or any Additional Amounts on any Note when it becomes due and payable, and continuance of such default for a period of 30 days;

(3)

default in the performance, or breach, of any covenant or agreement of the Company or the Guarantor, as the case may be, in this Indenture (other than a default in the performance, or breach, of a covenant or agreement which is specifically dealt with elsewhere in this Section), and continuance of such default or breach for a period of 60 days after there has been given, by registered or certified mail, to the Company or the Guarantor, as the case may be, by the Trustee or to the Company or the Guarantor, as the case may be, and the Trustee by the Holders of at least 25% in principal amount of the Outstanding Notes a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a “Notice of Default” hereunder;

(4)

if the Guarantee shall, for any reason cease to be, or be asserted in writing by the Guarantor or any Subsidiary of the Guarantor, not to be, in full force and effect, enforceable in accordance with its terms, except pursuant to the release of such Guarantee in accordance with this Indenture;

(5)

one or more defaults by the Company or any Subsidiary of the Company under one or more evidences of Debt or instruments governing the same with a principal amount then outstanding, individually or in the aggregate, in excess of U.S.$25 million, which default or defaults shall constitute a failure to pay any portion of the principal of such Debt when due and payable after the expiration of any applicable grace period with respect thereto or shall have resulted in such Debt becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable;

(6)

a final judgment or final judgments for the payment of money are entered against the Company or any Subsidiary of the Company in an aggregate amount in excess of U.S.$25 million by a court or courts of competent jurisdiction, which judgments remain undischarged or unbonded for a period (during which execution shall not be effectively stayed) of 60 days after the right to appeal all such judgments has expired;

(7)

the institution by the Company or any Subsidiary that has total assets of more than U.S.$25 million of proceedings to be adjudicated a bankrupt or insolvent, or the consent by it to the institution of bankruptcy or insolvency proceedings against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under any applicable federal or state law, or the consent by it to the filing of any such petition or to the appointment of a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of the Company or any Subsidiary or of any substantial part of its property, or the making by it of an assignment for the benefit of creditors, or the admission by it in writing of its inability to pay its debts generally as they become due; or

(8)

the entry of a decree or order by a court having jurisdiction in the premises adjudging the Company or any Subsidiary of the Company (except with respect to a Subsidiary of the Company that has total assets of U.S.$25 million or less) a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement or adjustment of or in respect of the Company or any Subsidiary of the Company under any applicable federal or state law, or appointing a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of the Company or any Subsidiary of the Company or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and the continuance of any such decree or order unstayed and in effect for a period of 90 consecutive days.

SECTION 502.  Acceleration of Maturity: Rescission and Annulment.

If an Event of Default (other than an Event of Default specified in Section 501(7) or 501(8)) occurs and is continuing, then and in every such case the Trustee or the Holders of not less than 25% in principal amount of the Notes Outstanding may declare the principal amount of all the Notes to be due and payable immediately, by a notice in writing to the Company (and to the Trustee if given by Holders), and upon any such declaration such principal amount shall become immediately due and payable. If an Event of Default specified in Section 501(7) or 501(8) occurs and is continuing, then the principal amount of all the Notes shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.

At any time after a declaration of acceleration has been made and before a judgment or decree for payment of the money due has been obtained by the Trustee as hereinafter provided in this Article, the Holders of a majority in principal amount of the Notes Outstanding, by written notice to the Company and the Trustee, may rescind and annul such declaration and its consequences if:

(1)

the Company has paid or deposited with the Trustee a sum sufficient to pay,

(a)

all overdue interest on all Outstanding Notes,

(b)

all unpaid principal of (and premium, if any, on) any Outstanding Notes which has become due otherwise than by such declaration of acceleration, and interest on such unpaid principal at the rate borne by the Notes,

(c)

to the extent that payment of such interest is lawful, interest on overdue interest at the rate borne by the Notes, and

(d)

all sums paid or advanced by the Trustee hereunder and the reasonable compensation, expenses, disbursements and advances of the Trustee and its agents and counsel; and

(2)

all Events of Default, other than the non-payment of amounts of principal of (or premium, if any, on) or interest on Notes which have become due solely by such declaration of acceleration, have been cured or waived as provided in Section 513.

No such rescission shall affect any subsequent default or impair any right consequent thereon.

Notwithstanding the preceding Paragraph, in the event of a declaration of acceleration in respect of the Notes because of an Event of Default specified in Section 501(5) shall have occurred and be continuing, such declaration of acceleration shall be automatically annulled if the Debt that is the subject of such Event of Default has been discharged or the holders thereof have rescinded their declaration of acceleration in respect of such Debt, and written notice of such discharge or rescission, as the case may be, shall have been given to the Trustee by the Company and countersigned by the holders of such Debt or a trustee, fiduciary or agent for such holders, within 90 days after such declaration of acceleration in respect of the Notes, and no other Event of Default has occurred during such 90-day period which has not been cured or waived during such period.

SECTION 503.  Collection of Indebtedness and Suits for Enforcement by the Trustee.

The Company covenants that if:

(1)

default is made in the payment of any installment of interest on any Note when such interest becomes due and payable and such default continues for a period of 30 days, or

(2)

default is made in the payment of the principal of (or premium, if any, on) any Note at the Maturity thereof,

the Company will, upon demand of the Trustee, pay to the Trustee for the benefit of the Holders of such Notes, the whole amount then due and payable on such Notes for principal (and premium, if any) and interest, and interest on any overdue principal (and premium, if any) and, to the extent that payment of such interest shall be legally enforceable, upon any overdue installment of interest, at the rate borne by the Notes, and, in addition thereto, such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee and its agents and counsel.

If the Company fails to pay such amounts forthwith upon such demand, the Trustee, in its own name as trustee of an express trust, may institute a judicial proceeding for the collection of the sums so due and unpaid, may prosecute such proceeding to judgment or final decree and may enforce the same against the Company or any other obligor upon the Notes and collect the moneys adjudged or decreed to be payable in the manner provided by law out of the property of the Company or any other obligor upon the Notes, wherever situated.

If an Event of Default occurs and is continuing, the Trustee may in its discretion proceed to protect and enforce its rights and the rights of the Holders by such appropriate judicial proceedings as the Trustee shall deem most effectual to protect and enforce any such rights, whether for the specific enforcement of any covenant or agreement in this Indenture or in aid of the exercise of any power granted herein, or to enforce any other proper remedy.

SECTION 504.  Trustee May File Proofs of Claim.

In case of the pendency of any receivership, insolvency, liquidation, bankruptcy, reorganization, arrangement, adjustment, composition or other judicial proceeding relative to the Company, the Guarantor or any other obligor upon the Notes or the property of the Company, the Guarantor or of such other obligor or their creditors, the Trustee (irrespective of whether the principal of the Notes shall then be due and payable as therein expressed or by declaration or otherwise and irrespective of whether the Trustee shall have made any demand on the Company for the payment of overdue principal of, premium, if any, or interest) shall be entitled and empowered, by intervention in such proceeding or otherwise,

(i)

to file and prove a claim for the whole amount of principal (and premium, if any) and interest owing and unpaid in respect of the Notes and to file such other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee and their respective agents and counsel) and of the Holders allowed in such judicial proceeding, and

(ii)

to collect and receive any moneys or other property payable or deliverable on any such claims and to distribute the same;

and any custodian, receiver, assignee, trustee, liquidator, sequestrator or similar official in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay the Trustee any amount due it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 607.

Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Notes or the rights of any Holder thereof, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.

SECTION 505.  Trustee May Enforce Claims Without Possession of Notes.

All rights of action and claims under this Indenture or the Notes may be prosecuted and enforced by the Trustee without the possession of any of the Notes or the production thereof in any proceeding relating thereto, and any such proceeding instituted by the Trustee shall be brought in its own name and as trustee of an express trust, and any recovery of judgment shall, after provision for the payment of the reasonable compensation, expenses, disbursements and advances of the Trustee and its agents and counsel, be for the ratable benefit of the Holders of the Notes in respect of which such judgment has been recovered.

SECTION 506.  Application of Money Collected.

Any money collected by the Trustee pursuant to this Article shall be applied in the following order, at the date or dates fixed by the Trustee and, in case of the distribution of such money on account of principal (or premium, if any) or interest, upon presentation of the Notes and the notation thereon of the payment if only partially paid and upon surrender thereof if fully paid:

FIRST: To the payment of all amounts due the Trustee under Section 607;

SECOND: To the payment of the amounts then due and unpaid for principal of (and premium, if any) and interest on the Notes in respect of which or for the benefit of which such money has been collected, ratably, without preference or priority of any kind, according to the amounts due and payable on such Notes for principal (and premium, if any) and interest, respectively; and

THIRD: The balance, if any, to the Person or Persons entitled thereto.

SECTION 507.  Limitation on Suits.

No Holder of any Notes shall have any right to institute any proceeding, judicial or otherwise, with respect to this Indenture, or for the appointment of a receiver or trustee, or for any other remedy hereunder, unless:

(1)

such Holder has previously given written notice to the Trustee of a continuing Event of Default;

(2)

the Holders of not less than 25% in principal amount of the Outstanding Notes shall have made written request to the Trustee to institute proceedings in respect of such Event of Default in its own name as Trustee hereunder;

(3)

such Holder or Holders have offered to the Trustee reasonable indemnity against the costs, expenses and liabilities to be incurred in compliance with such request;

(4)

the Trustee, for 60 days after its receipt of such notice, request and offer of indemnity, has failed to institute any such proceeding; and

(5)

no direction inconsistent with such written request has been given to the Trustee during such 60-day period by the Holders of a majority or more in principal amount of the Outstanding Notes;

it being understood and intended that no one or more Holders shall have any right in any manner whatever by virtue of, or by availing of, any provision of this Indenture to affect, disturb or prejudice the rights of any other Holders, or to obtain or to seek to obtain priority or preference over any other Holders or to enforce any right under this Indenture, except in the manner herein provided and for the equal and ratable benefit of all the Holders.

SECTION 508.  Unconditional Right of Holders to Receive Principal, Premium and Interest.

Notwithstanding any other provision in this Indenture, the Holder of any Note shall have the right, which is absolute and unconditional, to receive payment, as provided herein (including, if applicable, Article Twelve) and in such Note of the principal of, premium, if any, and (subject to Section 306) interest on such Note on the respective Stated Maturities expressed in such Note (or, in the case of redemption, on the Redemption Date) and to institute suit for the enforcement of any such payment, and such rights shall not be impaired without the consent of such Holder.

SECTION 509.  Restoration of Rights and Remedies.

If the Trustee or any Holder has instituted any proceeding to enforce any right or remedy under this Indenture and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Trustee or to such Holder, then and in every such case, subject to any determination in such proceeding, the Company, the Guarantor, the Trustee and the Holders shall be restored severally and respectively to their former positions hereunder and thereafter all rights and remedies of the Trustee and the Holders shall continue as though no such proceeding had been instituted.

SECTION 510.  Rights and Remedies Cumulative.

Except as otherwise provided with respect to the replacement or payment of mutilated, destroyed, lost or stolen Notes in the last paragraph of Section 305, no right or remedy herein conferred upon or reserved to the Trustee or to the Holders is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

SECTION 511.  Delay or Omission Not Waiver.

No delay or omission of the Trustee or of any Holder of any Note to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this Article or by law to the Trustee or to the Holders may be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by the Holder, as the case may be.

SECTION 512.  Control by Holders.

The Holders of not less than a majority in principal amount of the Outstanding Notes shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, provided that:

(1)

such direction shall not be in conflict with any rule of law or with this Indenture,

(2)

the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction, and

(3)

the Trustee need not take any action which might involve it in personal liability or be unjustly prejudicial to the Holders not consenting.

SECTION 513.  Waiver of Past Defaults.

The Holders of not less than a majority in principal amount of the Outstanding Notes may on behalf of the Holders of all the Notes waive any past default hereunder and its consequences, except a default:

(1)

in respect of the payment of the principal of (or premium, if any) or interest on any Note, or

(2)

in respect of a covenant or provision hereof which under Article Nine cannot be modified or amended without the consent of the Holder of each Outstanding Note affected.

Upon any such waiver, such default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured, for every purpose of this Indenture; provided, however, that no such waiver shall extend to any subsequent or other default or Event of Default or impair any right consequent thereon.

SECTION 514.  Waiver of Stay or Extension Laws.

Each of the Company and the Guarantor covenant (to the extent that it may lawfully do so) that it will not at any time insist upon, or plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay or extension law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of this Indenture; and each of the Company and the Guarantor (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law and covenants that it will not hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law had been enacted.

ARTICLE SIX
THE TRUSTEE

SECTION 601.  Certain Duties and Responsibilities.

The Trustee undertakes to perform such duties and only such duties as are specifically set forth in this Indenture and no implied covenants or obligations shall be read into this Indenture against the Trustee. The duties and responsibilities of the  Trustee shall be as provided by the Trust Indenture Act, if applicable. Notwithstanding the foregoing, no provision of this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder, or in the exercise of any of its rights or powers, if it shall have reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it. Whether or not therein expressly so provided, every provision of this Indenture relating to the conduct or affecting the liability of or affording protection to the Trustee shall be subject to the provisions of this Section.

SECTION 602.  Notice of Defaults.

The Trustee shall not be charged with knowledge of a Default or an Event of Default unless a Responsible Officer of the Trustee obtains actual knowledge or receives written notice of such event.  Within 90 days after the occurrence of any Default hereunder, the Trustee shall transmit in the manner and to the extent provided in T1A Section 313(c), notice of such Default hereunder known to the  Trustee, unless such Default shall have been cured or waived; provided, however, that, except in the case of a Default in the payment of the principal of (or premium, if any) or interest on any Note, the Trustee shall be protected in withholding such notice if and so long as the board of directors, the executive committee or a trust committee of directors and/or Responsible Officers of the Trustee in good faith determines that the withholding of such notice is in the interest of the Holders; and provided further, that in the case of any Default of the character specified in Section 501(3), no such notice to Holders shall be given until at least 30 days after the occurrence thereof.

SECTION 603.  Certain Rights of the Trustee.

Subject to the provisions of TIA Sections 315(a) through 315(d):

(1)

the Trustee may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties;

(2)

any request or direction of the Company or the Guarantor mentioned herein shall be sufficiently evidenced by a Company Request or Company Order, or Guarantor Request or Guarantor Order, as the case may be, and any resolution of the Board of Directors may be sufficiently evidenced by a Board Resolution;

(3)

whenever in the administration of this Indenture the Trustee shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Trustee (unless other evidence be herein specifically prescribed) may, in the absence of bad faith on its part, rely upon an Officers' Certificate;

(4)

the Trustee may consult with counsel and the written advice of such counsel or any Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon;

(5)

the Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Holders pursuant to this Indenture, unless such Holders shall have offered to the Trustee reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction;

(6)

the Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine the books, records and premises of the Company and the Guarantor, personally or by agent or attorney;

(7)

the Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents or attorneys and the Trustee shall not be responsible for any misconduct or negligence on the part of any agent or attorney appointed with due care by it hereunder; and

(8)

the Trustee shall not be liable for any action taken, suffered or omitted by it in good faith and believed by it to be authorized or within the discretion or rights or powers conferred upon it by this Indenture.

The Trustee shall not be required to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder, or in the exercise of any of its rights or powers if it shall have reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it.

SECTION 604.  Trustee Not Responsible for Recitals or Issuance of Notes.

The recitals contained herein and in the Notes, except for the Trustee's certificates of authentication, shall be taken as the statements of the Company or the Guarantor, and the Trustee assumes no responsibility for their correctness.  The Trustee shall not be accountable for the use or application by the Company of Notes or the proceeds thereof.

SECTION 605.  May Hold Notes.

The Trustee, any Paying Agent, any Security Registrar or any other agent of the Company or of the Trustee, in its individual or any other capacity, may become the owner or pledgee of Notes and, subject to TIA Sections 310(b) and 311, may otherwise deal with the Company and the Guarantor with the same rights it would have if it were not the Trustee, Paying Agent, Security Registrar or such other agent.

SECTION 606.  Money Held in Trust.

Money held by the Trustee in trust hereunder need not be segregated from other funds except to the extent required by law. The Trustee shall be under no liability for interest on any money received by it hereunder except as otherwise agreed in writing with the Company or the Guarantor.

SECTION 607.  Compensation and Reimbursement.

The Company agrees:

(1)

to pay to the Trustee from time to time reasonable compensation for all services rendered by it hereunder (which compensation shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust);

(2)

except as otherwise expressly provided herein, to reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in accordance with any provision of this Indenture (including the reasonable compensation and the expenses and disbursements of its agents and counsel), except any such expense, disbursement or advance as may be attributable to its negligence or bad faith; and

(3)

to indemnify the Trustee for, and to hold it harmless against, any loss, liability or expense incurred without negligence or bad faith on its part, arising out of or in connection with the acceptance or administration of this trust, including the costs and expenses of defending itself against any claim or liability in connection with the exercise or performance of any of its powers or duties hereunder.

The obligations of the Company under this Section to compensate the Trustee, to pay or reimburse the Trustee for expenses, disbursements and advances and to indemnify and hold harmless the Trustee shall constitute additional indebtedness hereunder and shall survive the satisfaction and discharge of this Indenture. As security for the performance of such obligations of the Company, the Trustee shall have a claim prior to the Notes upon all property and funds held or collected by the Trustee as such, except funds held in trust for the payment of principal of (and premium, if any) or interest on particular Notes.

When the Trustee incurs expenses or renders services in connection with an Event of Default specified in Section 501(7) or (8), the expenses (including the reasonable charges and expenses of its counsel) of and the compensation for such services are intended to constitute expenses of administration under any applicable Federal or State bankruptcy, insolvency or other similar law.

The provisions of this Section shall survive the resignation or removal of the Trustee and the termination of this Indenture.

SECTION 608.  Corporate Trustee Required; Eligibility.

There shall at all times be a Trustee hereunder which shall be eligible to act as a Trustee under TIA Section 310(a)(1) and shall have a combined capital and surplus of at least U.S.$50 million. If such corporation publishes reports of condition at least annually, pursuant to law or to the requirements of Federal, State, territorial or District of Columbia supervising or examining authority, then for the purposes of this Section, the combined capital and surplus of such corporation shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If at any time the Trustee shall cease to be eligible in accordance with the provisions of this Section, it shall resign immediately in the manner and with the effect hereinafter specified in this Article.

SECTION 609.  Resignation and Removal; Appointment of Successor.

(a)

No resignation or removal of the Trustee and no appointment of a successor Trustee pursuant to this Article shall become effective until the acceptance of appointment by the successor Trustee in accordance with the applicable requirements of Section 611.

(b)

The Trustee may resign at any time by giving written notice thereof to the Company and the Guarantor. If the instrument of acceptance by a successor Trustee required by Section 611 shall not have been delivered to the Trustee within 30 days after the giving of such notice of resignation, the resigning Trustee may petition any court of competent jurisdiction for the appointment of a successor Trustee.

(c)

The Trustee may be removed at any time by Act of the Holders of not less than a majority in principal amount of the Outstanding Notes, delivered to the Trustee and to the Company and the Guarantor.

(d)

If at any time:

(1)

the Trustee shall fail to comply with the provisions of TIA Section 310(b) after written request therefor by the Company, the Guarantor or by any Holder who has been a bona fide Holder of a Note for at least six months, or

(2)

the Trustee shall cease to be eligible under Section  609 and shall fail to resign after written request therefor by the Company, the Guarantor or by any Holder who has been a bona fide Holder of a Note for at least six months, or

(3)

the Trustee shall become incapable of acting or shall be adjudged a bankrupt or insolvent or a receiver of the Trustee or of its property shall be appointed or any public officer shall take charge or control of the Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then, in any such case, (i) the Company, by a Board Resolution, may remove the Trustee, or (ii) subject to TIA Section 315(c), any Holder who has been a bona fide Holder of a Note for at least six months may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

(e)

If the Trustee shall resign, be removed or become incapable of acting, or if a vacancy shall occur in the office of the Trustee for any cause, the Company, by a Board Resolution, shall promptly appoint a successor Trustee. If, within one year after such resignation, removal or incapability, or the occurrence of such vacancy, a successor Trustee shall be appointed by Act of the Holders of a majority in principal amount of the Outstanding Notes delivered to the Company, the Guarantor and the retiring Trustee, the successor Trustee so appointed shall, forthwith upon its acceptance of such appointment, become the successor Trustee and supersede the successor Trustee appointed by the Company. If no successor Trustee shall have been so appointed by the Company or the Holders and accepted appointment in the manner hereinafter provided, any Holder who has been a bona fide Holder of a Note for at least six months may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the appointment of a successor Trustee.

(f)

The Company shall give notice of each resignation and each removal of a Trustee and each appointment of a successor Trustee to the Holders of Notes in the manner provided for in Section 106. Each notice shall include the name of the successor Trustee and the address of its Corporate Trust Office.

SECTION 610.  Acceptance of Appointment by Successor.

Every successor Trustee appointed hereunder shall execute, acknowledge and deliver to the Company and to the retiring Trustee an instrument accepting such appointment, and thereupon the resignation or removal of the retiring Trustee shall become effective and such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee; but, on request of the Company or the successor Trustee, such retiring Trustee shall, upon payment of its charges, execute and deliver an instrument transferring to such successor Trustee all the rights, powers and trusts of the retiring Trustee and shall duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee hereunder. Upon request of any such successor Trustee, the Company shall execute any and all instruments for more fully and certainly vesting in and confirming to such successor Trustee all such rights, powers and trusts.

No successor Trustee shall accept its appointment unless at the time of such acceptance such successor Trustee shall be qualified and eligible under this Article.

SECTION 611.  Merger, Conversion, Consolidation or Succession to Business.

Any corporation into which the Trustee may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which the Trustee shall be a party, or any corporation succeeding to all or substantially all of the corporate trust business of the Trustee, shall be the successor of the Trustee hereunder, provided such corporation shall be otherwise qualified and eligible under this Article, without the execution or filing of any paper or any further act on the part of any of the parties hereto. In case any Notes shall have been authenticated, but not delivered, by the Trustee then in office, any successor by merger, conversion or consolidation to such authenticating Trustee may adopt such authentication and deliver the Notes so authenticated with the same effect as if such successor Trustee had itself authenticated such Notes. In case at that time any of the Notes shall not have been authenticated, any successor Trustee may authenticate such Notes either in the name of any predecessor hereunder or in the name of the successor Trustee. In all such cases such certificates shall have the full force and effect which this Indenture provides for the certificate of authentication of such Trustee shall have; provided, however, that the right to adopt the certificate of authentication of any predecessor Trustee or to authenticate Notes in the name of any predecessor Trustee shall apply only to its successor or successors by merger, conversion or consolidation.

ARTICLE SEVEN
HOLDERS LISTS AND REPORTS BY TRUSTEE, COMPANY AND GUARANTOR

SECTION 701.  Disclosure of Names and Addresses of Holders.

Every Holder of Notes, by receiving and holding the same, agrees with the Company and the Trustee that neither of the Company or the Trustee or any agent of either of them shall be held accountable by reason of the disclosure of any such information as to the names and addresses of the Holders in accordance with TIA Section 312, regardless of the source from which such information was derived, and that the Trustee shall not be held accountable by reason of mailing any material pursuant to a request made under TIA Section 312(b).

SECTION 702.  Reports by Trustee.

Within 60 days after May 15 of each year commencing with the first May 15 after the first issuance of Notes, the Trustee shall transmit to the Holders, in the manner and to the extent provided in TIA Section 313(c), a brief report dated as of such May 15 if required by TIA Section 313(a).

SECTION 703.  Reports by Company and Guarantor.

The Company and the Guarantor shall:

(1)

file with the  Trustee, within 15 days after the Company or the Guarantor is required to file the same with the Commission, copies of the annual reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the Commission may from time to time by rules and regulations prescribe) which the Company or the Guarantor may be required to file with the Commission pursuant to Section 13 or Section 15(d) of the Exchange Act; or, if the Company or the Guarantor is not required to file information, documents or reports pursuant to either of said Sections, then it shall file with the  Trustee and the Commission, in accordance with rules and regulations prescribed from time to time by the Commission, such of the supplementary and periodic information, documents and reports which may be required pursuant to Section 13 of the Exchange Act, in respect of a security listed and registered on a national securities exchange as may be prescribed from time to time in such rules and regulations;

(2)

file with the Trustee and the Commission, in accordance with rules and regulations prescribed from time to time by the Commission, such additional information, documents and reports with respect to compliance by the Company with the conditions and covenants of this Indenture as may be required from time to time by such rules and regulations; and

(3)

transmit by mail to all Holders, in the manner and to the extent provided in TIA Section 313(c), within 30 days after the filing thereof with the Trustee, such summaries of any information, documents and reports required to be filed by the Company or the Guarantor pursuant to paragraphs (1) and (2) of this Section as may be required by rules and regulations prescribed from time to time by the Commission.

ARTICLE EIGHT
CONSOLIDATION, AMALGAMATION, MERGER, CONVEYANCE,
SALE OR LEASE; CERTAIN ASSET PURCHASES

SECTION 801.  Company May Consolidate, Amalgamate, Merge, Convey, Sell or Lease, Only on Certain Terms.

The Company will not (a) consolidate or amalgamate with or merge into any other Person except a Wholly-Owned Subsidiary of the Company, (b) permit any other Person (other than a Wholly-Owned Subsidiary of the Company) to consolidate or amalgamate with or merge into the Company, or (c) directly or indirectly, transfer, convey, sell, lease or otherwise dispose of all or substantially all of its properties and assets as an entirety, unless in any such transaction:

(1)

immediately before and after giving effect to such transaction and treating any Debt Incurred by the Company or a Subsidiary of the Company as a result of such transaction as having been Incurred by the Company or such Subsidiary at the time of such transaction, no Event of Default, and no event which, after notice or lapse of time, or both, would become an Event of Default, shall have occurred and be continuing;

(2)

the Person (if other than the Company) formed by such consolidation or amalgamation or into which the Company is merged or the Person which acquires by transfer, conveyance, sale, lease or other disposition of all or substantially all of the properties and assets of the Company as an entirety (the ”Successor Company”) shall be a corporation, partnership or trust, shall be organized and validly existing under the federal laws of Canada or any province thereof or the laws of the United States of America, any State thereof or the District of Columbia and shall expressly assume by supplemental indenture executed and delivered to the Trustee in form satisfactory to the Trustee all of the obligations of the Company under the Indenture and the Notes and this Indenture shall remain in full force and effect;

(3)

immediately after giving effect to such transaction, taking into consideration any form of equity issued in contemplation of the transaction, the Consolidated Net Worth of the Company or, if applicable, the Successor Company shall be equal to or greater than the Consolidated Net Worth of the Company immediately prior to such transaction;

(4)

 immediately after giving effect to such transaction, and treating any Debt Incurred by the Company or any Subsidiary as a result of such transaction as having been Incurred at the time of such transaction, the Company or, if applicable, the Successor Company could Incur at least U.S.$1.00 of additional Debt pursuant to the first paragraph of Section 1011; and

(5)

the Company shall have delivered, or caused to be delivered, to the Trustee an Officers' Certificate and an Opinion of Counsel, each to the effect that such consolidation, merger, sale, assignment, conveyance, transfer, lease or other transaction by the Company  and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture, comply with this Article and that all conditions precedent herein provided for relating to such transaction have been complied with.

Should the Company consolidate or amalgamate with or merge into a Wholly-Owned Subsidiary of the Company, the Person formed by such consolidation or amalgamation or into which the Company is merged shall comply with Clause (5).

SECTION 802.  Successor Substituted.

Upon any consolidation, merger, sale, assignment, conveyance, transfer, lease or other transaction described in, and complying with the provisions of, Section 801 in which the Company or the Guarantor is not the continuing corporation, the successor Person formed or remaining shall succeed to, and be substituted for, and may exercise every right and power of, the Company or the Guarantor, as the case may be, and the Company or the Guarantor shall be discharged from all their respective obligations and covenants under this Indenture, Notes and the Guarantee, as the case may be, provided that, in the case of a transfer by lease, the predecessor shall not be released from its obligations with respect to the payment of principal of (premium, if any) and interest on the Notes.

SECTION 803.  Notes to Be Secured in Certain Events.

If, upon any such consolidation or amalgamation of the Company with, amalgamation with or merger of the Company into any other Person, or upon any conveyance, lease or transfer of the property of the Company substantially as an entirety to any other Person, any property or assets of the Company would thereupon become subject to any Lien, then unless such Lien could be created pursuant to Section 1015 without equally and ratably securing the Notes, the Company, prior to or simultaneously with such consolidation, merger, conveyance, lease or transfer, will as to such property or assets, secure the Notes Outstanding (together with, if the Company shall so determine any other Debt of the Company now existing or hereinafter created which is not subordinate in right of payment to the Notes) equally and ratably with (or prior to) the Debt which upon such consolidation, amalgamation, merger, conveyance, lease or transfer is to become secured as to such property or assets by such Lien, or will cause such Notes to be so secured.

ARTICLE NINE
SUPPLEMENTAL INDENTURES

SECTION 901.  Supplemental Indentures Without Consent of Holders.

Without the consent of any Holders, the Company, the Guarantor, each when authorized by a Board Resolution, and the Trustee, at any time and from time to time, may enter into one or more indentures supplemental hereto, in form satisfactory to the Trustee, for any of the following purposes:

(1)

to evidence the succession of another Person to the Company or the Guarantor and the assumption by any such successor of the covenants of the Company contained herein and in the Notes or the Guarantee, as the case may be;

(2)

to add to the covenants of the Company or the Guarantor for the benefit of the Holders or to surrender any right or power herein conferred upon the Company or the Guarantor;

(3)

to add any additional Events of Default;

(4)

to evidence and provide for the acceptance of appointment hereunder by a successor Trustee pursuant to the requirements of Section 611;

(5)

to cure any ambiguity, to correct or supplement any provision herein which may be inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Indenture; provided that such action shall not adversely affect the interests of the Holders in any material respect as evidenced by an Opinion of Counsel delivered to the Trustee; or

(6)

to issue Additional Notes as provided in Section 301.

SECTION 902.  Supplemental Indentures with Consent of Holders.

With the consent of the Holders of not less than a majority in principal amount of the Outstanding Notes, by Act of said Holders delivered to the Company, the Guarantor and the Trustee, the Company and the Guarantor, each when authorized by a Board Resolution, and the Trustee may enter into an indenture or indentures supplemental hereto for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture or of modifying in any manner the rights of the Holders under this Indenture; provided, however, that no such supplemental indenture shall, without the consent of the Holder of each Outstanding Note affected thereby:

(1)

change the Stated Maturity of the principal of or any installment of interest on any Note, or reduce the principal amount thereof (or premium, if any) or the rate of interest thereon or change the coin or currency in which any Note or any premium or the interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment after the Stated Maturity thereof (or, in the case of redemption, on or after the Redemption Date or, in the case of an Offer to Purchase which has been made, on or after the applicable Purchase Date),

(2)

reduce the percentage in principal amount of the Outstanding Notes, the consent of whose Holders is required for any such supplemental indenture, or the consent of whose Holders is required for any waiver of compliance pursuant to Section 1021 or certain defaults pursuant to Article Five and their consequences provided for in this Indenture,

(3)

modify any of the provisions of this Section or Sections 513 and 1021, except to increase any such percentage or to provide that certain other provisions of this Indenture cannot be modified or waived without the consent of the Holder of each Outstanding Note affected thereby,

(4)

following the mailing of an Offer to Purchase pursuant to Section 1010 or Section 1018, modify the provisions of this Indenture with respect to such Offer to Purchase in a manner adverse to the Holders; or

(5)

amend or modify any of the provisions of this Indenture in any manner which subordinates the Notes issued thereunder in right of payment to other Debt of the Company or which subordinates the Guarantee in right of payment to other Debt of the Guarantor.

It shall not be necessary for any Act of Holders under this Section to approve the particular form of any proposed supplemental indenture, but it shall be sufficient if such Act shall approve the substance thereof.

SECTION 903.  Execution of Supplemental Indentures.

(a)

In executing, or accepting the additional trusts created by, any supplemental indenture permitted by this Article or the modifications thereby of the trusts created by this Indenture, the Trustee shall be entitled to receive, and shall be fully protected in relying upon, an Opinion of Counsel stating that the execution of such supplemental indenture is authorized or permitted by this Indenture. The Trustee may, but shall not be obligated to, enter into any such supplemental indenture which affects any of the Trustee's own rights, duties or immunities under this Indenture or otherwise.

(b)

No indenture supplemental hereto, including, without limitation, for the purpose of extending the time of payment or renewal of the Notes or in connection with any obligations under this Indenture, may be entered into by the Company without the consent of the Guarantor.

SECTION 904.  Effect of Supplemental Indentures.

Upon the execution of any supplemental indenture under this Article, this Indenture shall be modified in accordance therewith, and such supplemental indenture shall form a part of this Indenture for all purposes, and every Holder of Notes theretofore or thereafter authenticated and delivered hereunder shall be bound thereby.

SECTION 905.  Conformity with Trust Indenture Act.

Every supplemental indenture executed pursuant to this Article shall conform to the requirements of the TIA as then in effect.

SECTION 906.  Reference in Notes to Supplemental Indentures.

Notes authenticated and delivered after the execution of any supplemental indenture pursuant to this Article may, and shall if required by the Trustee, bear a notation in form approved by the Trustee as to any matter provided for in such supplemental indenture. If the Company and the Guarantor shall so determine, new Notes so modified as to conform, in the opinion of the Trustee, the Company and the Guarantor, to any such supplemental indenture may be prepared and executed by the Company and the Guarantor and authenticated and delivered by the Trustee in exchange for Outstanding Notes.

SECTION 907.  Notice of Supplemental Indentures.

Promptly after the execution by the Company and the Trustee of any supplemental indenture pursuant to the provisions of Section 902, the Company shall give notice thereof to the Holders of each Outstanding Note affected, in the manner provided for in Section 106, setting forth in general terms the substance of such supplemental indenture.

ARTICLE TEN
COVENANTS OF THE COMPANY

SECTION 1001.  Payment of Principal, Premium, If Any, and Interest Under Notes.

The Company covenants and agrees for the benefit of the Holders that it will duly and punctually pay, or cause to be paid, the principal of, premium, if any, and interest and Additional Amount on the Notes in accordance with the terms of the Notes and this Indenture. Principal, including any instalment thereof, (including any redemption or purchase of Notes pursuant to Article Eleven hereof) or interest or Additional Amounts shall be considered paid on the date it is due if the Paying Agent, other than the Company and any Subsidiary of the Company or any of its Affiliates, holds on or prior to that date money deposited by the Company in immediately available funds and designated for and sufficient to pay all principal, interest and Additional Amounts then due.

SECTION 1002.  Maintenance of Office or Agency.

The Company  will maintain in the Borough of Manhattan, The City of New York, an office or agency where Notes may be presented or surrendered for payment and where notices and demands to or upon the Company in respect of the Notes, the Guarantee and this Indenture may be served. The Corporate Trust Office of the Trustee shall be such office or agency of the Company, unless the Company shall designate and maintain some other office or agency for one or more of such purposes. The Company will give prompt written notice to the Trustee of any change in the location of any such office or agency. If at any time the Company shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office of the Trustee, and the Company hereby appoints the Trustee as its agent to receive all such presentations, surrenders, notices and demands.

SECTION 1003.  Money for Note Payments to Be Held in Trust.

If the Company shall at any time act as its own Paying Agent, it will, on or before each due date of the principal of, premium, if any, or interest on any of the Notes, segregate and hold in trust for the benefit of the Persons entitled thereto a slim sufficient to pay the principal of, premium, if any, or interest so becoming due until such sums shall be paid to such Persons or otherwise disposed of as herein provided and will promptly notify the Trustee of its action or failure so to act.

Whenever the Company shall have one or more Paying Agents for the Notes, it will, on or before each due date of the principal of (and premium, if any, on), or interest on, any Notes, deposit with a Paying Agent a sum sufficient to pay the principal (and premium, if any) or interest so becoming due, such sum to be held in trust for the benefit of the Persons entitled to such principal of, premium or interest, and (unless such Paying Agent is the Trustee) the Company will promptly notify the Trustee of such action or any failure so to act.

The Company will cause each Paying Agent (other than the Trustee) to execute and deliver to the Trustee an instrument in which such Paying Agent shall agree with the Trustee, subject to the provisions of this Section, that such Paying Agent will:

(1)

hold all sums held by it for the payment of the principal of (and premium, if any, on) or interest on Notes in trust for the benefit of the Persons entitled thereto until such sums shall be paid to such Persons or otherwise disposed of as herein provided;

(2)

give the Trustee notice of any Default by the Company (or any other obligor upon the Notes) in the making of any payment of principal (and premium, if any) or interest; and

(3)

at any time during the continuance of any such default, upon the written request of the Trustee, forthwith pay to the Trustee all sums so held in trust by such Paying Agent.

The Company may at any time, for the purpose of obtaining the satisfaction and discharge of this Indenture or for any other purpose, pay, or by Company Order direct any Paying Agent to pay, to the  Trustee all sums held in trust by the Company or such Paying Agent, such sums to be held by the Trustee upon the same trusts as those upon which such sums were held by the Company or such Paying Agent; and, upon such payment by any Paying Agent to the  Trustee, such Paying Agent shall be released from all further liability with respect to such sums.

Any money deposited with the Trustee or any Paying Agent, or then held by the Company, in trust for the payment of the principal of (and premium, if any, on) or interest on any Note and remaining unclaimed for two years after such principal (and premium, if any) or interest has become due and payable shall be paid to the Company on Company Request, or (if then held by the Company) shall be discharged from such trust; and the Holder of such Note shall thereafter, as an unsecured general creditor, look only to the Company for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and an liability of the Company as trustee thereof, shall thereupon cease; provided, however, that the Trustee or such Paying Agent, before being required to make any such repayment, may at the expense of the Company cause to be published once, in a newspaper published in the English language, customarily published on each Business Day and of general circulation in the Borough of Manhattan, The City of New York, notice that such money remains unclaimed and that, after a date specified therein, which shall not be less than 30 days from the date of such publication, any unclaimed balance of such money then remaining will be repaid to the Company.

SECTION 1004.  Corporate Existence.

Subject to Article Eight, the Company will do or cause to be done all things necessary to preserve and keep in full force and effect the corporate existence, rights (charter and statutory) and franchises of the Company and its Subsidiaries; provided, however, that the Company shall not be required to preserve any such right or franchise if the Board of Directors shall determine that the preservation thereof is no longer desirable in the conduct of the business of the Company and its Subsidiaries as a whole and that the loss thereof is not disadvantageous in any material respect to the Holders.

SECTION 1005.  Maintenance of Properties.

The Company will cause all properties owned by the Company or any Subsidiary of the Company or used or held for use in the conduct of its business or the business of any Subsidiary of the Company to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Company may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, that nothing in this Section shall prevent the Company from discontinuing the maintenance of any of such properties if such discontinuance is, in the judgment of the Company, desirable in the conduct of its business or the business of any Subsidiary of the Company and not disadvantageous in any material respect to the Holders.

SECTION 1006.  Insurance.

The Company will at all times keep all of its and its Subsidiaries properties which are of an insurable nature insured with insurers, believed by the Company to be responsible, against loss or damage to the extent that property of similar character is usually so insured by corporations similarly situated and owning like properties.

SECTION 1007.  Statement by Officers As to Default.

(a)

The Company and the Guarantor will each deliver to the Trustee, within 120 days after the end of each fiscal year, or at any other time upon the reasonable request of the Trustee, a brief certificate from the principal executive officer, principal financial officer or principal accounting officer as to his or her knowledge of the Company's compliance, as the case may be, with all conditions and covenants under this Indenture. For purposes of this Section 1007(a), such compliance shall be determined without regard to any period of grace or requirement of notice under this Indenture.

(b)

When any Default has occurred and is continuing under this Indenture, or if the trustee for or the holder of any other evidence of Debt of the Company or any Subsidiary gives any notice or takes any other action with respect to a claimed default (other than with respect to Debt in the principal amount of less than U.S.$25 million), the Company shall deliver to the Trustee an Officers' Certificate specifying such event, notice or other action within ten Business Days of its occurrence unless such Default shall have been cured or waived within such period.

SECTION 1008.  Additional Amounts.

All payments made by the Company under or with respect to the Notes will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter “Taxes”), unless the Company is required to withhold or deduct Taxes by law or by the interpretation or administration thereof. If the Company is required to withhold or deduct any amount for or on account of Taxes from any payment made under or with respect to the Notes, the Company will pay such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each Holder or owner of a beneficial interest in a Global Note (including Additional Amounts) after such withholding or deduction will not be less than the amount such Holder or owner of a beneficial interest in a Global Note would have received if such Taxes had not been withheld or deducted; provided, however, that no Additional Amounts will be payable with respect to a payment made to a Holder or owner of a beneficial interest in a Global Note (an “Excluded Holder”) (i) with which the Company does not deal at arm's length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment, or (ii) which is subject to such Taxes by reason of its being connected with Canada or any province or territory thereof otherwise than solely by reason of the Holder's activity in connection with purchasing the Notes, by the mere holding of Notes or by reason of the receipt of payments thereunder. The Company will also (a) make such withholding or deduction and (b) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law. The Company will furnish the Holders of the Notes, within 30 days after the date the payment of any Taxes is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by the Company. The Company will upon written request of each Holder (other than an Excluded Holder), reimburse each such Holder or owner of a beneficial interest in a Global Note, for the amount of (x) any Taxes so levied or imposed and paid by such Holder or owner of a beneficial interest in a Global Note as a result of payments made under or with respect to the Notes, and (y) any Taxes so levied or imposed with respect to any reimbursement under the foregoing Clause (x) but excluding any such Taxes on such Holder's net income so that the net amount received by such Holder (net of payments made under or with respect to the Notes) after such reimbursement will not be less than the net amount the Holder would have received if Taxes on such reimbursement had not been imposed.

At least 30 days prior to each date on which any payment under or with respect to the Notes is due and payable, if the Company will be obligated to pay Additional Amounts with respect to such payment, the Company will deliver to the Trustee an Officers' Certificate stating the fact that such Additional Amounts will be payable and the amounts so payable and will set forth such other information necessary to enable the Trustee to pay such Additional Amounts to Holders on the payment date. Whenever in this Indenture or any Note there is mentioned, in any context, the payment of principal of, premium, if any, Redemption Price, Purchase Price, interest or any other amount payable under or with respect to any Note, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

The obligations of the Company under this Section 1008 shall survive the termination of this Indenture and the payment of all amounts under or with respect to the Notes.

SECTION 1009.  Payment of Taxes and Other Claims.

The Company will pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (a) all taxes, assessments and governmental charges levied or imposed upon the Company or any Subsidiary of the Company or upon the income, profits or property of the Company or any Subsidiary of the Company and (b) all lawful claims for labor, materials and supplies, which, if unpaid, might by law become a lien upon the property of the Company or any Subsidiary of the Company; provided, however, that the Company shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings.

SECTION 1010.  Purchase of Notes upon Change of Control Triggering Event.

(a)

Either the Guarantor or the Company will be required to make an Offer to Purchase upon the occurrence of a Change of Control Triggering Event, at a Purchase Price in cash in an amount equal to 101% of the principal amount of the Notes, together with accrued and unpaid interest, if any, to the Purchase Date. For purposes of this Section 1010(a), an Offer to Purchase shall be deemed to have been made if (i) within 30 days following the occurrence of a Change of Control Triggering Event, either the Guarantor or the Company commences an Offer to Purchase Outstanding Notes and (ii) all Notes properly tendered pursuant to such Offer to Purchase are purchased.

(b)

The Company or the Guarantor shall perform its obligations specified in the Offer to Purchase. Prior to the Purchase Date, the Company or the Guarantor shall (i) accept for payment Notes or portions thereof tendered pursuant to the Offer, (ii) deposit with the Paying Agent (or, if the Company or the Guarantor is acting as its own Paying Agent, segregate and hold in tun as provided in Section 1003) money sufficient to pay the purchase price of all Notes or portions thereof so accepted and (iii) deliver or cause to be delivered to the Trustee all Notes so accepted together with an Officers' Certificate stating the Notes or portions thereof accepted for payment by the Company. The Paying Agent shall promptly mail or deliver to Holders of Notes so accepted payment in an amount equal to the Purchase Price, and the Trustee shall promptly authenticate and mail or deliver to such Holders a new Note or Notes equal in principal amount to any unpurchased portion of the Note surrendered as requested by the Holder. Any Note not accepted for payment shall be promptly mailed or delivered by the Company to the Holder thereof. The Company shall publicly announce the results of the Offer on or as soon as practicable after the Purchase Date.

(c)

In the event that either the Company or the Guarantor makes an Offer to Purchase pursuant to this Section, the Company or the Guarantor, as the case may be, shall comply with any applicable securities laws and regulations, including any applicable requirements of Section 14(e) of, and Rule 14e-I under, the Exchange Act.

(d)

The failure of the Company or the Guarantor to make or consummate an Offer to Purchase pursuant to this Section or pay the Purchase Price on the Purchase Date will be deemed to be an Event of Default and will give the Trustee and the Holders the rights described in Article Five.

SECTION 1011.  Limitation on Debt.

The Company will not Incur and will not permit any Subsidiary of the Company to Incur any Debt unless, immediately after giving effect to the Incurrence of such Debt and the receipt and application of the proceeds thereof, the Consolidated Cash Flow Ratio for the four full fiscal quarters for which quarterly or annual financial statements are available immediately preceding the Incurrence of such Debt, calculated on a pro forma basis as if such Debt had been Incurred, and proceeds thereof had been applied, at the beginning of such four full fiscal quarters, would be greater than 2.0 to 1 (the “Debt Incurrence Provision”).

Notwithstanding the foregoing, the Company and its Subsidiaries will be permitted to incur the following Debt:

(i)

Debt under the Initial Notes and Exchange Notes, in aggregate principal amount not to exceed U.S.$250 million;

(ii)

Debt not covered by any other Clause of this covenant outstanding on the date of this Indenture;

(iii)

Debt owed by the Company to any Wholly-Owned Subsidiary of the Company (provided that such Debt is at all times held by a Person which is a Wholly-Owned Subsidiary of the Company); provided, however, that, for purposes of this Section 1011, upon either (x) the transfer or other disposition by a Wholly-Owned Subsidiary of the Company of any Debt so permitted to a Person other than the Company or another Wholly-Owned Subsidiary of the Company or (y) the issuance (other than Qualified Capital Stock), sale, lease, transfer or other disposition of shares of Capital Stock (including by amalgamation, consolidation or merger) of such Wholly-Owned Subsidiary to a Person other than the Company or another Wholly-Owned. Subsidiary of the Company, the provisions of this Clause (iii) shall no longer be applicable to such Debt and such Debt shall be deemed to have been Incurred at the time of such transfer or other disposition;

(iv)

Debt under one or more Working Capital Facilities or similar arrangements in an aggregate principal amount at any one time outstanding not to exceed the Borrowing Base of the Company and its Subsidiaries plus U.S.$100 million or its equivalent in Canadian dollars; provided, however, that such U.S.$100 million shall not be secured by a Lien on any asset of the Company or its subsidiaries other than Inventory or Receivables of the Company and its Subsidiaries;

(v)

Debt Incurred to renew, extend, refinance or refund any Debt permitted to be incurred pursuant to the Debt Incurrence Provision and in Clause (i), (ii) or (iii) above or (viii) below; provided, however, that the principal amount of such Debt does not exceed the principal amount (or accreted value in the case of Debt issued at an original issue discount) of Debt so renewed, extended, refinanced or refunded plus the amount of any premium required to be paid in connection with such refinancing pursuant to the terms of the Debt refinanced or the amount of any premium reasonably determined by the Company as necessary to accomplish such refinancing by means of a tender offer or privately negotiated repurchase, plus the expenses of the Company in connection with such refinancing; and provided, further, that (A) in the case of any refinancing or refunding of Debt which is pari passu with the Notes or the Guarantee, as the case may be, the refinancing or refunding Debt is made pari passu with the Notes or the Guarantee, as the case may be, and, in the case of any refinancing or refunding Debt which is subordinated in right of payment to the Notes, the refinancing or refunding Debt is made subordinated to the Notes, at least to the same extent as the Debt being refinanced or refunded and (B) in any case, the refinancing or refunding Debt by its terms, or by the terms of any agreement or instrument pursuant to which such Debt is issued, (x) does not provide for payments of principal of such Debt at the stated maturity thereof or by way of a sinking fund applicable thereto or by way of any mandatory redemption, defeasance, retirement or repurchase thereof by the Company (including any redemption, retirement or repurchase which is contingent upon events or circumstances, but excluding any retirement required by virtue of acceleration of such Debt upon an event of default thereunder), in each case prior to the earlier of the final stated maturity of the Debt being refinanced or refunded and the final stated maturity of the Notes and (y) does not permit redemption or other retirement (including pursuant to an Offer to Purchase made by the Company) of such Debt at the option of the holder thereof prior to the earlier of the final stated maturity of the Debt being refinanced or refunded and the final stated maturity of the Notes, other than a redemption or other retirement at the option of the holder of such Debt (including pursuant to an offer to purchase made by the Company) which is conditioned upon the change of control of the Company pursuant to provisions substantially similar to those described in Section 1010; and provided further that any Debt Incurred to renew, extend, refinance or refund any Debt incurred by Spruce Falls Inc. (other than Debt under Working Capital Facilities) shall be Incurred by the Company;

(vi)

Excluded Debt of any Excluded Subsidiary;

(vii)

Debt of a Wholly-Owned Subsidiary issued to and held by the Company or a Wholly-Owned Subsidiary of the Company (provided that such Debt is at all times held by the Company or a Wholly-Owned Subsidiary of the Company); and

(viii)

Debt not otherwise permitted to be Incurred pursuant to Clauses (i) through (vii) above, which, together with any other outstanding Debt Incurred pursuant to this Clause (viii) has an aggregate principal amount not in excess of U.S.$100 million at any time outstanding.

SECTION 1012.  Limitation on Subsidiary Debt and Preferred Stock.

In addition to complying with Section 1011, the Company will not permit any Subsidiary of the Company to Incur or suffer to exist any Debt or issue or suffer to exist any Preferred Stock except:

(i)

Guarantees by such Subsidiary of the Notes;

(ii)

Debt or Preferred Stock not covered by any other Clause of this covenant outstanding on the date of the Indenture;

(iii)

Debt Incurred and Preferred Stock issued by a Person prior to the time (A) such Person became a Subsidiary of the Company, (B) such Person merges into, amalgamates with or consolidates with a Subsidiary of the Company or (C) another Subsidiary of the Company merges into, amalgamates with, or consolidates with such Person (in a transaction in which such Person becomes a Subsidiary of the Company), which Debt or Preferred Stock was not Incurred or issued in anticipation of such transaction and was outstanding or in effect, as the case may be, prior to such transaction;

(iv)

Debt or Preferred Stock issued to and held by the Company or a Wholly-Owned Subsidiary of the Company (provided that such Debt or Preferred Stock is at all times held by the Company or a Person which is a Wholly-Owned Subsidiary of the Company);

(v)

Excluded Debt Incurred or Preferred Stock issued by any Excluded Subsidiary  of the Company;

(vi)

Debt of Subsidiaries of the Company under Working Capital Facilities or similar arrangements in a principal amount at any time outstanding not to exceed for any Subsidiary its Borrowing Base; and

(vii)

Debt or Preferred Stock which is exchanged for, or the proceeds of which are used to refinance or refund, any Debt, or Preferred Stock, permitted to be outstanding pursuant to Clauses (i) through (iii) hereof (or any extension or renewal thereof) in an aggregate principal amount, in the case of Debt, or liquidation preference, in the case of Preferred Stock, not to exceed the principal amount (or accreted value in the case of Debt issued at an original issue discount) or liquidation preference of the Debt or Preferred Stock, respectively, so exchanged, refinanced or refunded plus the amount of any premium required to be paid in connection with such refinancing pursuant to the terms of the Debt refinanced or the amount of any premium reasonably determined by the Company as necessary to accomplish such refinancing by means of a tender offer or privately negotiated repurchase, plus the expenses of the Company and any Subsidiary of the Company in connection with such refinancing; provided that such refinancing or refunding Debt or Preferred Stock by its terms, or by the terms of any agreement or instrument pursuant to which such Debt or Preferred Stock is issued, (x) does not provide for payments of principal or liquidation value at the stated maturity of such Debt or Preferred Stock or by way of a sinking fund applicable to such Debt or Preferred Stock or by way of any mandatory redemption, defeasance, retirement or repurchase of such Debt or Preferred Stock by the Company or any Subsidiary of the Company (including any redemption, retirement or repurchase which is contingent upon events or circumstances, but excluding any retirement required by virtue of acceleration of such Debt upon an event of default thereunder), in each case prior to the stated maturity of the Debt or Preferred Stock being refinanced or refunded and (y) does not permit redemption or other retirement (including pursuant to an offer to purchase made by the  Company or any Subsidiary of the Company) of such Debt or Preferred Stock at the option of the holder thereof prior to the stated maturity of the Debt or Preferred Stock being refinanced or refunded, other than a redemption or other retirement at the option of the holder of such Debt or Preferred Stock (including pursuant to an offer to purchase made by the Company or any Subsidiary of the Company) which is conditioned upon the change of control of the Company pursuant to provisions substantially similar to those described in Section 1010.

SECTION 1013.  Limitation on Restricted Payments.

The Company (i) will not, directly or indirectly, declare or pay any dividend, or make any distribution, of any kind or character (whether in cash, property or securities) in respect of any class of its Capital Stock or to the holders of any class of its Capital Stock (other than dividends or distributions payable solely in shares of its Capital Stock or in options, warrants or other rights to acquire its Capital Stock), (ii) will not, and will not permit any Subsidiary of the Company to, directly or indirectly, purchase, redeem or otherwise acquire or retire for value (a) any Capital Stock of the Company or any Related Person of the Company or (b) any options, warrants or rights to purchase or acquire shares of Capital Stock of the Company or any Related Person of the Company other than any such purchase, redemption, acquisition or retirement in which all of the value resulting therefrom is paid to the Company or a Wholly-Owned Subsidiary, (iii) will not make, or permit any Subsidiary of the Company to make, any Investment in, or payment on a Guarantee of any obligation of, any Affiliate or any Related Person, other than the Company, a Wholly-Owned Subsidiary of the Company or a Person which is a Subsidiary after such Investment, (iv) will not, and will not permit any Subsidiary of the Company to, redeem, defease (including, but not limited to, legal or covenant defeasance), repurchase (including pursuant to any provision for repayment at the option of the holder thereof), retire or otherwise acquire or retire for value prior to any scheduled maturity, mandatory repayment or mandatory sinking fund payment, Debt (other than the Notes) which is subordinate in right of payment to the Notes or the Guarantee, and (v) will not, and will not permit any Subsidiary of the Company to, make any Investment in any Unrestricted Subsidiary (the transactions described in Clauses (i) through (v) above being referred to herein as “Restricted Payments”), if at the time thereof:

(1)

an Event of Default, or event that with the lapse of time or the giving of notice, or both, would constitute an Event of Default, shall have occurred and be continuing, or

(2)

upon giving effect to such Restricted Payment, the aggregate of all Restricted Payments after the date of this Indenture exceeds the sum of:

(a)

50% of cumulative Consolidated Net Income of the Company (or, in the case Consolidated Net Income of the Company shall be negative, 100% of such negative amount) since the date of this Indenture;

(b)

100% of the aggregate net proceeds after the date of this Indenture, including the fair value of property other than cash (determined in good faith by the Board of Directors and evidenced by a Board Resolution), from the issuance of Capital Stock (other than Disqualified Stock) of the Company and options, warrants or other rights on Capital Stock (other than Disqualified Stock) of the Company and the value of Capital Stock (other than Disqualified Stock) of the Company that has been converted into or exchanged for Debt of the Company after the date of this Indenture; and

(c)

U.S.$75 million.

The foregoing provision will not be violated by reason of (i) the payment of any dividend within 60 days after declaration thereof if at the declaration date such payment would have complied with the foregoing provision; (ii) any refinancing or refunding of any Debt otherwise permitted under Clause (v) under Section 1011; or (iii) the purchase, redemption or other acquisition or retirement for value of Qualified Capital Stock; or (iv) the repayment of Company's Debt which is subordinate in right of payment to the Notes prior to any scheduled maturity, mandatory repayment or mandatory sinking fund payment to the extent required by Sections 1016 and 1018; (v) the purchase, redemption, conversion other acquisition or retirement for value of (A) any Capital Stock of the Company or any Related Person of the Company, (B) any options, warrants or rights to purchase or acquire shares of Capital Stock of the Company or any Related Person of the Company or (C) Debt of the Company or any of its Subsidiaries, in each of subclause (A), (B) or (C) of this Clause (v) for or into Capital Stock (other than Disqualified Capital Stock) of the Company; (vi) investments in Permitted Joint Ventures in an amount not to exceed U.S.$50 million in the aggregate, or (vii) any Restricted Payment made to the Guarantor in respect of the Class B Shares of the Company outstanding on the date of this Indenture provided that the Guarantor shall apply such payment to the redemption of the Class B Shares of the Guarantor. For purposes of Clause (2) above, any amounts so paid pursuant to the foregoing Clauses (i), (iii), (iv) and (vi) shall thereafter be considered as Restricted Payments paid pursuant to said Clause (2).

SECTION 1014.  Prohibition on Limitations Concerning Distributions By and Transfers to Subsidiaries.

The Company will not, and will not permit any Subsidiary of the Company to, suffer to exist any consensual encumbrance or restriction on the ability of any Subsidiary of the Company (i) to pay, directly or indirectly, dividends or make any other distributions in respect of its Capital Stock or pay any Debt or other obligation owed to the Company or any Subsidiary of the Company, (ii) to make loans or advances to the Company or any Subsidiary of the Company, or (iii) to transfer any of its property or assets to the Company, except, in any such case, any encumbrance or restriction:

(a)

pursuant to any agreement in effect on the date of this Indenture after giving effect to the application of the proceeds from the Notes;

(b)

pursuant to an agreement relating to any Debt Incurred by such Subsidiary prior to the date on which such Subsidiary was acquired by the Company and outstanding on such date and not incurred in anticipation of becoming a Subsidiary; or

(c)

pursuant to an agreement effecting a renewal, extension, refinancing or refunding of Debt Incurred pursuant to an agreement referred to in Clause (a) or (b) above; provided, however, that the provisions contained in such renewal, extension, refinancing or refunding agreement relating to such encumbrance or restriction are not more restrictive than the provisions contained in the agreement the subject thereof, as determined in good faith by the Board of Directors and evidenced by a Board Resolution filed with the Trustee.

For greater certainty, any agreement that permits a Subsidiary of the Company to make payments, advances or transfers of the type referred to in Clauses (i) through (iii) above but restricts the Company's use of the money, property or assets so paid, advanced or transferred or requires such money, property or assets to be pledged to a Person other than the Trustee or its nominee, shall be deemed to be a consensual encumbrance or restriction of the type prohibited by the foregoing covenant.

SECTION 1015.  Limitation on Liens.

The Company will not, and will not permit any Subsidiary of the Company to, create, incur, assume or suffer to exist any Lien upon any of its property or assets, now owned or hereafter acquired, to secure any Debt without making, or causing such Subsidiary to make, effective provision for securing the Notes (and, if the Company shall so determine, any other debt of the Company which is not subordinate in right of payment to the Notes) (x) equally and ratably with such Debt as to such property for so long as such Debt shall be so secured or (y) in the event such Debt is subordinate in right of payment to the Notes, prior to such Debt as to such property for so long as such Debt shall be so secured; provided that the foregoing restrictions will not apply to:

(i)

Liens in effect on the date of this Indenture after giving effect to the application of the proceeds from the Notes;

(ii)

Liens securing only the Notes;

(iii)

Liens with respect to Inventories and Receivables of the Company and its Subsidiaries securing Debt of the Company and its Subsidiaries Incurred under one or more Working Capital Facilities in an aggregate principal amount at any one time outstanding not to exceed the Borrowing Base of the Company and its Subsidiaries plus U.S.$100 million or its equivalent in Canadian dollars, provided that such U.S.$100 million shall not be secured by a lien on any asset of the Company or its Subsidiaries other than Inventory or Receivables of the Company and its Subsidiaries;

(iv)

Liens on property of a Person (a) existing at the time such Person becomes a Subsidiary of the Company and not incurred in anticipation of becoming a Subsidiary or (b) existing immediately prior to the time such Person is merged into or amalgamated or consolidated with the Company or any Subsidiary of the Company and not incurred in anticipation of such merger, amalgamation or consolidation;

(v)

Liens on property existing immediately prior to the time of acquisition thereof and not incurred in anticipation of the financing of such acquisition;

(vi)

Liens to secure Debt Incurred for the purpose of financing all or any part of the purchase price or the cost of construction or improvement of the property subject to such Liens; provided, however, that (a) the principal amount of any Debt secured by such a Lien does not exceed 100% of such purchase price or cost, (b) such Lien does not extend to or cover any other property other than such item of property and any improvements on such item and (c) the Incurrence of such Debt is permitted by Section 1011 or Section 1012;

(vii)

Liens for taxes or assessments or other governmental charges or levies which are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in accordance with generally accepted accounting principles shall have been made;

(viii)

Liens to secure obligations under workmen's compensation laws or similar legislation, including Liens with respect to judgments which are not currently dischargeable;

(ix)

Liens incurred to secure the performance of statutory obligations, surety or appeal bonds, performance or return-of-money bonds or other obligations of a like nature incurred in the ordinary course of business;

(x)

Liens created by or existing as a result of any litigation or legal proceeding which is currently being contested in good faith by appropriate action promptly initiated and diligently conducted, including the Lien of any judgment;

(xi)

Liens consisting of the right of distress reserved or exercisable under any lease, including Liens arising under any Capital Lease Obligation;

(xii)

Liens arising by operation of law or in the ordinary course of business and consisting of the rights of banks to set off deposits and other property held by them;

(xiii)

Easements, rights-of-way, restrictions, minor defects or irregularities in title not interfering in any material respect with the ordinary conduct of the business of the Company or any Subsidiary;

(xiv)

Liens on Receivables Program Assets arising out of a Receivables Program of the Company or any of its Subsidiaries;

(xv)

Liens to secure Debt Incurred to renew, extend, refinance or refund, in whole or in part, Debt secured by any Lien referred to in the foregoing Clauses (i) through (xiv) so long as such Lien does not extend to any other property and the principal amount of Debt so secured does not exceed the principal amount of Debt so renewed, extended, refinanced or refunded, plus the amount of any premium required to be paid in connection with such refinancing pursuant to the terms of the Debt refinanced or the amount of any premium reasonably determined by the Company as necessary to accomplish such refinancing by means of a tender offer or privately negotiated repurchase, plus the expenses of the Company in connection with such refinancing;

(xvi)

any Lien securing Debt owing by the Company to a Wholly-Owned Subsidiary of the Company (provided that such Debt is at all times held by a Person which is a Wholly-Owned Subsidiary of the Company); provided, however, that for purposes of this Section 1015 and Section 1016, upon either (x) the transfer or other disposition of Debt secured by a Lien so permitted to a Person other than the Company or another Wholly-Owned Subsidiary of the Company or (y) the issuance (other than Qualified Capital Stock), sale, pledge, transfer or other disposition of shares of Capital Stock of any such Wholly-Owned Subsidiary to a Person other than the Company or another Wholly-Owned Subsidiary of the Company, the provisions of this Clause (xvi) shall no longer be applicable to such Lien and such Lien shall be subject (if otherwise subject) to the requirements of this Section 1015 without regard to this Clause (xvi);

(xvii)

Liens securing Debt owed to the Company or a Wholly-Owned Subsidiary of the Company by a Wholly-Owned Subsidiary of the Company; and

(xviii)

Liens on any assets of any Subsidiary of the Company to secure Debt in an amount not to exceed 5% of Consolidated Net Tangible Assets.

SECTION 1016.  Limitation on Sale and Leaseback Transactions; Fall-away Event.

(1)

The Company may not, and may not permit any Subsidiary to, enter into any Sale and Leaseback Transaction unless the Sale and Leaseback Transaction is treated as an Asset Disposition and all of the conditions of this Indenture described in Section 1018 (including the provisions concerning the application of Net Available Proceeds) are satisfied with respect to such Sale and Leaseback Transaction, treating all of the consideration received in such Sale and Leaseback Transaction as Net Available Proceeds for purposes of such covenant.

(2)

After the occurrence of a Fall-away Event, the Company will not, and will not permit any Subsidiary of the Company to, enter into any Sale and Leaseback Transaction unless (i) the Company or such Subsidiary would be entitled to enter into such Sale and Leaseback Transaction pursuant to the provisions of section 1015 without securing the Notes or (ii) the Company or such Subsidiary shall apply, within 360 days of the effective date of any such arrangement, an amount equal to the Attributable Value in respect of the leases relating to such Sale and Leaseback Transactions to the prepayment or retirement of Debt which matures more than 12 months after the date of the creation of such Debt.

SECTION 1017.  Limitation on Transactions with Affiliates and Related Persons.

The Company will not, and will not permit any Subsidiary of the Company to, directly or indirectly enter into any transaction (including, without limitation, the purchase, sale, lease or exchange of property, the rendering of any service or the making of any loan or advance, but excluding transactions between the Company and Wholly-Owned Subsidiaries of the Company), with any Affiliate or Related Person, unless:

(i)

the terms of such transaction are in the best interests of the Company or such Subsidiary; and

(ii)

such transaction is on terms no less favorable to the Company or such Subsidiary than those that could be obtained in a comparable arm's-length transaction with an entity that is not an Affiliate or a Related Person;

which determination (a) shall be made by the Board of Directors of the Company in good faith and evidenced by a Board Resolution where such transaction involves aggregate consideration of U.S.$20 million or more or (b) shall be evidenced by an Officers' Certificate where such transaction involves aggregate consideration of less than U.S.$20 million but more than U.S.$5 million.

SECTION 1018.  Limitation on Asset Dispositions.

The Company will not, and will not permit any Subsidiary of the Company to, make any Asset Disposition in one or more related transactions unless:

(i)

the Company (or such Subsidiary of the Company, as the case may be) receives consideration at the time of such disposition at least equal to the fair market value of the shares or assets disposed of (which shall be as determined in good faith by the Board of Directors and evidenced by a Board Resolution where such transaction involves aggregate consideration of U.S.$20 million or more, and determined in good faith and evidenced in a Officers' Certificate where such transaction involves aggregate consideration of less than U.S.$20 million but more than U.S.$5 million); and

(ii)

at least 75% of the consideration for such disposition consists of cash or readily marketable cash equivalents or the assumption of Debt of the Company or such Subsidiary or other obligations relating to such assets and release from all liability on the Debt or other obligations (other than trade payables) assumed; and

(iii)

immediately before and after giving effect to such transaction, no Event of Default shall have occurred and be continuing; and

(iv)

if the Net Available Proceeds of such Asset Disposition, together with the Net Available Proceeds of all other Asset Dispositions during the four fiscal quarters immediately preceding such Asset Disposition including any Asset Dispositions after the completion of the most recent fiscal quarter, exceeds U.S.$20 million, then 100% of the amount of such Net Available Proceeds in excess of U.S.$20 million (including from the sale of any marketable cash equivalents received therein), less any amounts invested not later than 360 days after such Asset Disposition in assets related to the business of the Company as determined in good faith by the Board of Directors of the Company and evidenced in a Board Resolution and less the amount of such Net Available Proceeds previously applied as provided in Clauses (A) and (B) below (the amount of such Net Available Proceeds remaining after subtracting such investments and amounts previously applied being the “Excess Proceeds”), are applied by the Company (or such Subsidiary, as the case may be) (A) first, to purchases of outstanding Notes pursuant to an Offer to Purchase at a purchase price equal to 100% of their principal amount plus accrued and unpaid interest to the Purchase Date, and (B) second, to the extent of any remaining Excess Proceeds following completion of the Offer to Purchase referred to in subclause (A) above, to the repayment, within five Business Days after the Purchase Date of such Offer to Purchase, of Debt of the Company which is pari passu with the Notes or, if no such Debt exists, other Debt of the Company or any Subsidiary of the Company; provided that the Company shall not be required to repay amounts under any Working Capital Facility.

Notwithstanding the foregoing, the Company may transfer, convey, sell or lease or dispose of the flooring plant and sawmill located in Huntsville, Ontario without complying with Clauses (ii) and (iv) of this Section 1018.

The Company shall mail the Offer for an Offer to Purchase required pursuant to Clause (iv)(A) above not more than 360 days after consummation of the relevant Asset Disposition. The aggregate principal amount of the Notes subject to the Offer to Purchase shall equal the Excess Proceeds or such lesser amount as is determined as provided in the preceding paragraph (rounded down to the next lowest integral multiple of U.S.$1,000). Each Holder shall be entitled to tender all or any portion of the Notes owned by such Holder pursuant to the Offer to Purchase, subject to the requirement that any portion of a Note tendered must be tendered in an integral multiple of U.S.$1,000.

The Company shall not be entitled to any credit against its obligations under Clause (iv)(A) for the principal amount of any Notes acquired by the Company pursuant to an Offer to Purchase made pursuant to the provisions of Section 1010.

The Company shall comply with all applicable tender offer rules in connection with any Offer to Purchase pursuant to this Section 1018, including Rule l4e-1 under the Exchange Act, to the extent applicable.

Notwithstanding the foregoing, this Section 1018 shall not apply to any Asset Disposition which constitutes a transfer, conveyance, sale, lease or other disposition of all or substantially all of the Company's properties or assets within the meaning of the provisions described in Article Eight.

SECTION 1019.  Limitation on Issuances and Sales of Capital Stock of Wholly-Owned Subsidiaries.

Subject to the requirements described in Article 8 (if applicable), the Company (i) shall not issue shares of its Capital Stock (other than Qualified Capital Stock), or securities convertible into, or warrants, rights or options to subscribe for or purchase shares of, its Capital Stock to any Person other than to the Guarantor or a Wholly-Owned Subsidiary of the Guarantor, (ii) the Company shall not, and will not permit any Wholly-Owned Subsidiary to, transfer, convey, sell, lease or otherwise dispose of any Capital Stock (other than Qualified Capital Stock) of such or any other Wholly-Owned Subsidiary to any Person (other than the Company or a Wholly-Owned Subsidiary) unless such transfer, conveyance, sale, lease or other disposition is of all the Capital Stock (other than Qualified Capital Stock) of such Wholly-Owned Subsidiary and the Net Available Proceeds from such sale, assignment, transfer or conveyance are applied in accordance with Section 1018 and (iii) the Company shall not permit any Wholly-Owned Subsidiary to issue shares of its Capital Stock (other than Qualified Capital Stock), or securities convertible into, or warrants, rights or options to subscribe for or purchase shares of, its Capital Stock to any Person other than to the Company or a Wholly-Owned Subsidiary.

SECTION 1020.  Provision of Financial Statements.

Whether or not the Guarantor or the Company is subject to Section 13(a) or 15(d) of the Exchange Act, each of the Guarantor and the Company will file with the Commission the annual reports and other information which the Guarantor or the Company, as the case may be, is or would have been required to file pursuant to such sections and the requirements of a multi-jurisdictional disclosure system adopted by the United States and, within 15 days of the required filing date, will transmit copies thereof to the Holder, as their names and addresses appear in the Security Register, and if the Guarantor or the Company is not required to file such documents with the Commission and the voluntary filing of such documents is not permitted, will promptly upon written request supply copies of such documents to any prospective Holder of Notes; provided, however, with respect to the Company, for so long as the Company is not subject to Section 13(a) or 15(d) of the Exchange Act and, if it were, the Company would not be required to file separate financial statements, this covenant shall not apply to the Company.

SECTION 1021.  Waiver of Certain Covenants.

The Company may omit in any particular instance to comply with any term, provision or condition set forth in Section 803 or Sections 1009 through 1019, inclusive, if before or after the time for such compliance the Holders of at least a majority in principal amount of the Outstanding Notes, by Act of such Holders, waive such compliance in such instance with such term, provision or condition, or generally waive compliance with such term, provision or condition, but no such waiver shall extend to or affect such term, provision or condition except to the extent so expressly waived, and, until such waiver shall become effective, the obligations of the Company and the duties of the Trustee in respect of any such term, provision or condition shall remain in full force and effect.

SECTION 1022.  Limitation on Applicability of Certain Covenants.

In the event that the Notes are rated Investment Grade and no Event of Default or Default shall have occurred and be continuing (the occurrence of the foregoing events, being collectively referred to as the “Fall-away Event”), upon the request of the Company, the Company and its Subsidiaries will not be subject to the covenants set forth in Sections 1010, 1011, 1013, 1014, paragraph (1) under Section 1016, Sections 1017, 1018,  and clauses (3) and (4) under Section 801.

ARTICLE ELEVEN
REDEMPTION OF NOTES

SECTION 1101.  Right of Redemption.

At the Company's option, the Company may redeem the Notes in whole or in part at any time at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed (excluding the portion of any such interest accrued to the Redemption Date) discounted to the Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Yield, plus 50 basis points, plus, in each case, accrued and unpaid interest to the Redemption Date.

SECTION 1102.  Applicability of Article.

Redemption of Notes at the election of the Company or otherwise, as permitted or required by any provision of this Indenture, shall be made in accordance with such provision and this Article.

SECTION 1103.  Election to Redeem; Notice to Trustees.

The election of the Company to redeem any Notes pursuant to Section 1101 shall be evidenced by a Board Resolution. In case of any redemption at the election of the Company, the Company shall, at least 60 days prior to the Redemption Date fixed by the Company (unless a shorter notice shall be satisfactory to the Trustee), notify the Trustee of such Redemption Date and of the principal amount of Notes to be redeemed and shall deliver to the Trustee such documentation and records as shall enable the Trustee to select the Notes to be redeemed pursuant to Section 1104.

SECTION 1104.  Selection by Trustee of Notes to Be Redeemed.

If less than all the Notes are to be redeemed, the particular Notes to be redeemed shall be selected not more than 60 days prior to the Redemption Date by the Trustee, from the Outstanding Notes not previously called for redemption, by such method as the Trustee shall deem fair and appropriate and which may provide for the selection for redemption of portions of the principal of Notes; provided, however, that the Notes will not be redeemed in amounts less than the minimum authorized denomination of U.S.$1,000 and that no such partial redemption shall reduce the portion of the principal amount of a Note not redeemed to less than U.S.$1,000.

The Trustee shall promptly notify the Company in writing of the Notes selected for redemption and, in the case of any Notes selected for partial redemption, the principal amount thereof to be redeemed.

For all purposes of this Indenture, unless the context otherwise requires, all provisions relating to redemption of Notes shall relate, in the case of any Note redeemed or to be redeemed only in part, to the portion of the principal amount of such Note which has been or is to be redeemed.

SECTION 1105.  Notice of Redemption.

Notice of redemption shall be given in the manner provided for in Section 106 not less than 30 nor more than 60 days prior to the Redemption Date, to each Holder of Notes to be redeemed.

All notices of redemption shall state:

(1)

the Redemption Date,

(2)

the Redemption Price and the amount of accrued and unpaid interest to the Redemption Date payable as provided in Section 1107, if any,

(3)

if less than all Outstanding Notes are to be redeemed, the identification (and, in the case of a partial redemption, the principal amounts) of the particular Notes to be redeemed,

(4)

in case any Note is to be redeemed in part only, the notice which relates to such Note shall state that on and after the Redemption Date, upon surrender of such Note, the holder will receive, without charge, a new Note or Notes of authorized denominations for the principal amount thereof remaining unredeemed,

(5)

that on the Redemption Date the Redemption Price (and accrued interest, if any, to the Redemption Date payable as provided in Section 1107) will become due and payable upon each such Note, or the portion thereof, to be redeemed, and that interest thereon will cease to accrue on and after said date,

(6)

the place or places where such Notes are to be surrendered for payment of the Redemption Price and accrued interest, if any.

Notice of redemption of Notes to be redeemed at the election of the Company shall be given by the Company or, at the Company's request, by the Trustee in the name and at the expense of the Company.

SECTION 1106.  Deposit of Redemption Price.

Prior to any Redemption Date, the Company shall deposit with the Trustee or with a Paying Agent (or, if the Company is acting as its own Paying Agent, segregate and hold in trust as provided in Section 1003) an amount of money sufficient to pay the Redemption Price of, and accrued interest on, all the Notes which are to be redeemed on that date.

SECTION 1107.  Notes Payable on Redemption Date.

Notice of redemption having been given as aforesaid, the Notes so to be redeemed , or portions thereof, shall, on the Redemption Date, become due and payable at the Redemption Price therein specified (together with accrued and unpaid interest, if any, to the Redemption Date), and from and after such date (unless the Company shall default in the payment of the Redemption Price and accrued interest) such Notes, or portions thereof, shall cease to bear interest. Upon surrender of any such Note for redemption in accordance with said notice, such Note shall be paid by the Company at the Redemption Price, together with accrued and unpaid interest, if any, to the Redemption Date; provided, however, that installments of interest whose Stated Maturity is on or prior to the Redemption Date shall be payable to the Holders of such Notes, or one or more Predecessor Notes, registered as such at the close of business on the relevant Record Dates according to their terms and the provisions of Section 307.

If any Note called for redemption shall not be so paid upon surrender thereof for redemption, the principal (and premium, if any) shall, until paid, bear interest from the Redemption Date at the rate borne by the Notes.

SECTION 1108.  Notes Redeemed in Part.

Any Note which is to be redeemed only in part (pursuant to the provisions of this Article) shall be surrendered at the office or agency of the Company maintained for such purpose pursuant to Section 1002 (with, if the Company or the Trustee so requires, due endorsement by, or a written instrument of transfer in form satisfactory to the Company and the Trustee duly executed by, the Holder thereof or such Holders attorney duly authorized in writing), and the Company shall execute, and the Trustee shall authenticate and deliver to the Holder of such Note without service charge, a new Note or Notes, of any authorized denomination as requested by such Holder, in aggregate principal amount equal to and in exchange for the unredeemed portion of the principal of the Note so surrendered.

SECTION 1109.  Redemption for Changes in Canadian Withholding Taxes.

The Notes will be subject to redemption in whole, but not in part, at the option of the Company at any time at 100% of the principal amount thereof, together with accrued and unpaid interest thereon to the Redemption Date, if the Company or the Guarantor has become or would become obligated to pay, on the next date on which any amount would be payable with respect to the Notes, any Additional Amounts as a result of a change in the laws (including any regulations promulgated thereunder) of Canada (or any political subdivision or taxing authority thereof or therein), or any change in any official position regarding the application or interpretation of such laws or regulations, which change is announced or becomes effective on or after the date of the Offering Circular relating to the Notes.

ARTICLE TWELVE
DEFEASANCE AND CONVENANT

SECTION 1201.  Company's Option to Effect Defeasance or Covenant Defeasance.

The Company may, at its option by Board Resolution, at any time, with respect to the Notes, elect to have either Section 1202 or Section 1203 be applied to all Outstanding Notes upon compliance with the conditions set forth below in this Article Twelve.

SECTION 1202.  Defeasance and Discharge.

Upon the Company's exercise under Section 1201 of the option applicable to this Section 1202, the Company shall be deemed to have been discharged from its obligations with respect to all Outstanding Notes on the date the conditions set forth in Section 1204 are satisfied (hereinafter, “defeasance”). For this purpose, such defeasance means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by the Outstanding Notes, which shall thereafter be deemed to be “Outstanding” only for the purposes of Section 1205 and the other Sections of this Indenture referred to in (A) and (B) below, and to have satisfied all its other obligations under such Notes and this Indenture insofar as such Notes are concerned (and the Trustee, at the expense of the Company, shall execute proper instruments acknowledging the same), except for the following which shall survive until otherwise terminated or discharged hereunder: (A) the rights of Holders of Outstanding Notes to receive, solely from the trust fund described in Section 1204 and as more fully set forth in such Section, payments in respect of the principal of, premium, if any, and interest on such Notes when such payments are due, (B) the Company's rights of redemption and obligations with respect to such Notes under Sections 304, 305, 1002, 1003 and 1008, (C) the rights, powers, trusts, duties and immunities of the Trustee hereunder and (D) this Article Twelve. Subject to compliance with this Article Twelve, the Company may exercise its option under this Section 1202 notwithstanding the prior exercise of its option under Section 1203 with respect to the Notes.

SECTION 1203.  Covenant Defeasance.

Upon the Company's exercise under Section 1201 of the option applicable to this Section 1203, the Company shall be released from its obligations under any covenant contained in Section 801 and Section 803 and in Sections 1010 through 1020 with respect to the Outstanding Notes on and after the date the conditions set forth below are satisfied (hereinafter, “covenant defeasance”), and the Notes shall thereafter be deemed not to be “Outstanding” for the purposes of any direction, waiver, consent or declaration or Act of Holders (and the consequences of any thereof) in connection with such covenants, but shall continue to be deemed “Outstanding” for all other purposes hereunder. For this purpose, such covenant defeasance means that, with respect to the Outstanding Notes, the Company may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any such covenant, whether directly or indirectly, by reason of any reference elsewhere herein to any such covenant or by reason of any reference in any such covenant to any other provision herein or in any other document and such omission to comply shall not constitute a Default or an Event of Default under Section 501(4), but, except as specified above, the remainder of this Indenture and such Notes shall be unaffected thereby.

SECTION 1204.  Conditions to Defeasance or Covenant Defeasance.

The following shall be the conditions to application of either Section 1202 or Section 1203 to the Outstanding Notes:

(1)

The Company shall irrevocably have deposited or caused to be deposited with the Trustee (or another trustee satisfying the requirements of Section 607 who shall agree to comply with the provisions of this Article Twelve applicable to it) as trust funds in trust for the purpose of making the following payments, specifically pledged as security for, and dedicated solely to, the benefit of the Holders of such Notes, (A) cash in U.S. dollars in an amount, or (B) U.S. Government Obligations which through the scheduled payment of principal and interest in respect thereof in accordance with their terms will provide, not later than one day before the due date of any payment, money in an amount, or (C) a combination thereof, sufficient, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay and discharge, and which shall be applied by the Trustee (or other qualifying trustee) to pay and discharge, (i) the principal of, premium, if any, and interest on the Outstanding Notes on the Stated Maturity (or Redemption Date, if applicable) of such principal of, premium, if any, or installment of interest and (ii) any payments applicable to the Outstanding Notes on the day on which such payments are due and payable in accordance with the terms of this Indenture and of such Notes; provided that the Trustee shall have been irrevocably instructed to apply such money or the proceeds of such U.S. Government Obligations to said payments with respect to the Notes. Before such a deposit, the Company may give to the Trustee, in accordance with Section 1103 hereof, a notice of its election to redeem all of the Outstanding Notes at a future date in accordance with this Article, which notice shall be irrevocable. Such irrevocable redemption notice, if given, shall be given effect in applying the foregoing. For this purpose, “U.S. Government Obligations” means securities that are (x) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged or (y) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act, as custodian with respect to any such U.S. Government Obligation or a specific payment of principal of or interest on any such U.S. Government Obligation held by such custodian for the account of the holder of such depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment of principal of or interest on the U.S. Government Obligation evidenced by such depository receipt.

(2)

In the case of an election under Section 1202, the Company shall have delivered to the Trustee an Opinion of Counsel in the United States stating that  the Company has received from, or there has been published by, the Internal Revenue Service a ruling, or (y) since the date of the Offering Circular relating to the Notes, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion shall confirm that, the Holders of the Outstanding Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred.

(3)

In the case of an election under Section 1203, the Company shall have delivered to the Trustee an Opinion of Counsel in the United States to the effect that the Holders of the Outstanding Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred.

(4)

In the case of defeasance or covenant defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel in Canada to the effect that Holders of the outstanding Notes will not recognize income, gain or loss for Canadian federal or provincial income tax or other tax purposes as a result of such defeasance or covenant defeasance, as applicable, and will be subject to Canadian federal or provincial income tax and other tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance, as applicable, had not occurred (which condition may not be waived by any Holder or the Trustee).

(5)

The Company shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for relating to either the defeasance under Section 1202 or the covenant defeasance under Section 1203 (as the case may be) have been complied with.

(6)

No Default or Event of Default with respect to the Notes shall have occurred and be continuing on the date of such deposit or, insofar as paragraphs (7) and (8) of Section 501 hereof are concerned, at any time during the period ending on the 91st day after the date of such deposit (it being understood that this condition shall not be deemed satisfied until the expiration of such period).

(7)

Such defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a default under, this Indenture or any other material agreement or instrument to which the Company is a party or by which it is bound.

SECTION 1205.  Deposited Money and U.S. Government Obligations to Be Held in Trust; Other Miscellaneous Provisions.

Subject to the provisions of the last paragraph of Section 1003, all money and U.S. Government Obligations (including the proceeds thereof) deposited with the Trustee (or other qualifying trustee, collectively for purposes of this Section 1205, the “Trustee”) pursuant to Section 1204 in respect of the Outstanding Notes shall be held in trust and applied by the Trustee, in accordance with the provisions of such Notes and this Indenture, to the payment, either directly or through any Paying Agent (including the Company acting as its own Paying Agent) as the Trustee may determine, to the Holders of such Notes of all sums due and to become due thereon in respect of principal (and premium, if any) and interest, but such money need not be segregated from other funds except to the extent required by law.

The Company shall pay and indemnify the Trustee against any tax, fee or other charge imposed on or assessed against the U.S. Governmental Obligations deposited pursuant to Section 1204 or the principal and interest received in respect thereof other am any such tax, fee or other charge which by law is for the account of the Holders of the Outstanding Notes.

Anything in this Article to the contrary notwithstanding, the Trustee shall deliver or pay to the Company from time to time upon Company Request any money or U.S. Government Obligations held by it as provided in Section 1204 which, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, are in excess of the amount thereof which would then be required to be deposited to effect an equivalent defeasance or covenant defeasance, as applicable, in accordance with this Article.

SECTION 1206.  Reinstatement.

If the Trustee or any Paying Agent is unable to apply any money in accordance with Section 1205 by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, then the Company's obligations under this Indenture and the Notes shall be revived and reinstated as though no deposit had occurred pursuant to Section 1202 or 1203, as the case may be, until such time as the Trustee or Paying Agent is permitted to apply all such money in accordance with Section 1205; provided, however, that if the Company makes any payment of principal of, premium, if any, or interest on any Note following the reinstatement of its obligations, the Company shall be subrogated to the rights of the Holders of such Notes to receive such payment from the money held by the Trustee or Paying Agent.

ARTICLE THIRTEEN
TEMBEC GUARANTEE

SECTION 1301.  Guarantee.

Subject to the provisions of this Article, the Guarantor hereby irrevocably and unconditionally guarantees, on a senior basis to each Holder and to the Trustee, for their benefit and the benefit of the Holders, (i) the due and punctual payment of the principal of, premium, if any, and interest on each Note, and any Additional Amounts that may be payable with respect to the Notes, when and as the same shall become due and payable, whether at Stated Maturity or Purchase upon a Change of Control Triggering Event, and whether by declaration of acceleration, a Change of Control Triggering Event, call for redemption or otherwise, the due and punctual payment of interest on the overdue principal of and interest, if any, on the Notes, to the extent lawful, and the due and punctual performance of all other obligations of the Company to the Holders or the Trustee all in accordance with the terms of such Note and this Indenture and (ii) in the case of any extension of time of payment or renewal of any Notes or any of such other obligations, that the same will be promptly paid in full when due or performed in accordance with the terms of the extension or renewal, at Stated Maturity or Purchase upon a Change of Control Triggering Event, and whether by declaration of acceleration, a Change of Control Triggering Event, call for redemption or otherwise (the obligations in clauses (i) and (ii) hereof being the “Guaranteed Obligations”).

Without limiting the generality of the foregoing, the Guarantor's liability shall extend to all amounts that constitute part of the Guaranteed Obligations and would be owed by the Company to the Holders or the Trustee under the Notes and the Indenture but for the fact that they are unenforceable or not allowable due to the existence of a bankruptcy, reorganization or similar proceeding involving the Company. The Guarantor hereby agrees that its obligations hereunder shall be absolute and unconditional, irrespective of, and shall be unaffected by, any invalidity, irregularity or unenforceability of any such Note or this Indenture, any failure to enforce the provisions of any such Note or this Indenture, any waiver, modification or indulgence granted to the Company with respect thereto, by any Holder or any other circumstances which may otherwise constitute a legal or equitable discharge or defense of the Company or a surety or guarantor.

The Guarantor hereby waives diligence, presentment, demand of payment, filing of claims with a court in the event of merger or bankruptcy of the Company, any right to require a proceeding first against the Company, the benefit of discussion, Protest or notice with respect to any such Note or the Indebtedness evidenced thereby and all demands whatsoever (except as specified above), and covenants that the Guaranteed Obligations will not be discharged as to any such Note except by payment in full of such Guaranteed Obligations and as provided in Sections 401, 1202 and 1305.

The Guarantor further agrees that, as between the Guarantor and the Holders, (i) the maturity of the Guaranteed Obligations may be accelerated as provided in Article Five, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the Company or in respect of the Guaranteed Obligations, and (ii) in the event of any declaration of acceleration of such Guaranteed Obligations as provided in Article Five, such Guaranteed Obligations (whether or not due and payable) shall forthwith become due and payable by the Company.

The Guarantor hereby irrevocably waives any claim or other rights that it may now or hereafter acquire against the Company that arise from the existence, payment, performance or enforcement of the Guarantor's obligations under this Indenture, or any other document or instrument relating thereto including, without limitation, any right of reimbursement, exoneration, contribution, indemnification, any right to participate in any claim or remedy of the Holders against the Company, whether or not such claim, remedy or right arises in equity, or under contract, statute or common law, including, without limitation, the right to take or receive from the Company, directly or indirectly, in cash or other property or in any other manner, payment or security on account of such claim or other rights. The Guarantor shall be subrogated to all rights of the Holders of the Notes pursuant to the Guarantee against the Company in respect of any amounts paid by the Guarantor on account of such Note pursuant to the provisions of this Indenture; provided, however, that the Guarantor shall not be entitled to enforce or to receive any payment arising out of, or based upon such right of subrogation until the principal of (and premium, if any) and interest on all Notes issued hereunder shall have been paid in full to the Holders entitled thereto. If any amount shall be paid to the Guarantor in violation of this paragraph and the Guaranteed Obligations shall not have been paid in full, such amount shall be deemed to have been paid to the Guarantor for the benefit of, and held in trust for the benefit of, the Holders, and shall forthwith be paid to the Trustee. The Guarantor acknowledges that it will receive direct and indirect benefits from the issuance of the Notes and that the waiver set forth in this Section 1301 is knowingly made in contemplation of such benefits.

SECTION 1302.  Obligations of the Company Unconditional.

Nothing contained in this Article, elsewhere in this Indenture or in any Note is intended to or shall impair, as between the Guarantor and the Holders, the obligation of the Guarantor which obligations are independent of the obligations of the Company under the Notes and this Indenture and are absolute and unconditional, to pay to the Holders the Guaranteed Obligations as and when the same shall become due and payable in accordance with the provisions of this Indenture, or is intended to or shall affect the relative rights of the Holders and creditors of the Guarantor, nor shall anything herein or therein prevent the Trustee or any Holder from exercising all remedies otherwise permitted by applicable law upon Default under this Indenture. Each payment to be made by the Guarantor hereunder in respect of the Notes shall be payable in U.S. dollars.

SECTION 1303.  Ranking of Guarantee.

The Guarantor covenants and agrees, and each Holder of a Note by his acceptance thereof likewise covenants and agrees, that the Guarantee will be an unsecured senior obligation of the Guarantor ranking pari passu in right of payment with all other existing and future Senior Debt of the Company and senior in right of payment to any future Debt of the Guarantor that is expressly subordinated to Senior Debt of the Company. The Guarantee, however, will be effectively subordinated to secured Senior Debt of the Company with respect to any assets of the Guarantor securing such Debt.

SECTION 1304.  Limitation of Guarantees.

The Company and the Guarantor and each Holder of a Note by his acceptance thereof, hereby confirm that it is the intention of all such parties that the Guarantor shall be liable under this Indenture only for amounts aggregating up to the largest amount that would not render its obligations hereunder subject to avoidance under Section 548 of the U. S. Bankruptcy Code, subject to annulment under Sections 91 to 101.1 of the Bankruptcy and Insolvency Act (Canada) or, in either case, under any comparable provisions of any applicable law. To effectuate the foregoing intention, the Holders hereby irrevocably agree that in the event that any such Guarantee would constitute or result in a violation of any applicable fraudulent conveyance or similar law of any relevant jurisdiction, the liability of the Guarantor under the Guarantee shall be reduced to the maximum amount, after giving effect to all other contingent and fixed liabilities of the Guarantor, permissible under the applicable fraudulent conveyance or similar law.

SECTION 1305.  Release of Guarantor.

(a)

The Guarantor shall be released from and relieved of its obligations under the Notes and this Indenture (1) upon defeasance in accordance with Section 1202 or (2) upon the payment in full of the Guaranteed Obligations, in each case, except for the Guarantor's obligations under the Guarantee relating to the following which shall survive until otherwise terminated or discharged hereunder: (A) the rights of Holders of Outstanding Notes to receive, solely from the trust fund described in Section 1204 and as more fully set forth in such Section, payments in respect of the principal of, premium, if any, and interest on such Notes when such payments are due, (B) the Guarantor's rights of redemption and obligations with respect to such Notes under Sections 304, 305, 1002, 1003 and 1008 and (C) the obligations of the Guarantor to the Trustee under Section 607, and this Article Thirteen.  Upon the delivery by the Company to the Trustee of an Officers' Certificate and, if requested by the Trustee, an Opinion of Counsel to the effect that the transaction giving rise to the release of such obligations was made by the Company in accordance with the provisions of this Indenture and the Notes, the Trustee shall execute any documents reasonably required in order to evidence the release of the Guarantor from its obligations. If any of the Guaranteed Obligations are revived and reinstated after the termination of the Guarantee, then all of the obligations of the Guarantor under the Guarantee shall be revived and reinstated as if the Guarantee had not been terminated until such time as the Guaranteed Obligations are paid in full, and the Guarantor shall execute any documents reasonably satisfactory to the Trustee evidencing such revival and reinstatement.

(b)

Upon the unconditional and full release in writing as provided herein of the Guarantor from all Indebtedness arising hereunder, the Guarantor shall be deemed released from all obligations under this Article; provided, however, that any such termination upon such sale or disposition shall occur if and only to the extent that all obligations of the Guarantor under all of its guarantees of, and under all of its pledges of assets or other security interests which secure, Debt of the Company or any Subsidiary, shall also terminate upon such sale or disposition. Upon the delivery by the Company to the Trustee of an Officers' Certificate and an Opinion of Counsel to the effect that the transaction giving rise to the release of such obligations was made in accordance with the provisions of this Indenture and the Notes, the Trustee shall execute any documents reasonably required in order to evidence the release of the Guarantor from its obligations.

SECTION 1306.  Guarantor May Consolidate, Etc. on Certain Terms.

Except as set forth in Section 1305 and in Articles Eight and Ten hereof, nothing contained in this Indenture or in any of the Notes shall prevent any consolidation or merger of the Guarantor with or into the Company or shall prevent any sale or conveyance of the property of the Guarantor as an entirety or substantially as an entirety to the Company.

This Indenture may be signed in any number of counterparts each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same Indenture.

IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed as of the day and year first above written.

TEMBEC INDUSTRIES INC.

By:
Name:
Title:

HSBC BANK USA

By:
Name:
Title:

TEMBEC INC.

By:
Name:
Title:

EXHIBIT A-1

[FORM OF CERTIFICATE FOR EXCHANGE OR REGISTRATION OF

TRANSFER FROM RESTRICTED GLOBAL NOTE

TO UNRESTRICTED GLOBAL NOTE]

HSBC BANK USA

[Address]

Re: 8.50% Senior Notes due February 1, 2011 of Tembec Industries Inc.

Reference is hereby made to the Indenture, dated as of January 19, 2001, among Tembec Industries Inc., as issuer (the "Company"), Tembec Inc. (the "Guarantor") and HSBC Bank USA, as trustee (the "Indenture"). Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.

This letter relates to $_____________ principal amount of Notes which are evidenced by the Restricted Global Note (CUSIP No. 87971K AB 3) and held with the Depositary in the name of ____________________ (the "Transferor"). The Transferor has requested a transfer of such beneficial interest in the Notes to a Person who will take delivery thereof in the form of an equal principal amount of Notes evidenced by the Unrestricted Global Note (CUSIP No. C88366 AA 4).

In connection with such request and in respect of such Notes, the Transferor hereby certifies that such transfer has been effected in compliance with the transfer restrictions applicable to the Global Notes and pursuant to and in accordance with Rule 903, Rule 904 or Rule 144 under the United States Securities Act of 1933, as amended (the "Securities Act"), and accordingly the Transferor hereby further certifies that:

(A) if the transfer has been effected pursuant to Rule 903 or Rule 904:

(1) the offer of the Notes was not made to a Person in the United States;

(2) either:

(a) at the time the buy order was originated, the transferee was outside the United States or the Transferor and any person acting on its behalf reasonably believed and believes that the transferee was outside the United States; or

(b) the transaction was executed in, on or through the facilities of a designated offshore securities market and neither the Transferor nor any person acting on its behalf knows that the transaction was prearranged with a buyer in the United States;

(3) no directed selling efforts have been made in contravention of the requirements of Rule 903(b) or Rule 904(b) of Regulation S, as applicable;

(4) the transaction is not part of a plan or scheme to evade the registration requirements of the Securities Act; and

(B) if the transfer has been effected pursuant to Rule 144, the Securities have been transferred in a transaction permitted by Rule 144 under the Securities Act.

Upon giving effect to this request to exchange a beneficial interest in such Restricted Global Note for a beneficial interest in the Unrestricted Global Note, the resulting beneficial interest shall be subject to the restrictions on transfer applicable to the Unrestricted Global Note, if any, pursuant to the Indenture and the Securities Act.

This certificate and the statements contained herein are made for your benefit and the benefit of the Company. Terms used in this certificate and not otherwise defined in the Indenture have the meanings set forth in Regulation S under the Securities Act.

[Insert Name of Transferor]

By:
Name:
Title:

Dated:

EXHIBIT A-2

[FORM OF CERTIFICATE FOR TRANSFER OR EXCHANGE AFTER TWO YEARS]

HSBC BANK USA
[Address]

Re: 8.50% Senior Notes due February 1, 2011 of Tembec Industries Inc.

Reference is hereby made to the Indenture, dated as of January 19, 2001, among Tembec Industries Inc., as issuer (the "Company"), Tembec Inc. (the "Guarantor") and HSBC Bank USA, as trustee (the "Indenture"). Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.

[For transfers: This letter relates to $____________ principal amount of Notes which are evidenced by the Restricted Global Notes (CUSIP No. 87971K AB 3) and held with the Depositary in the name of ______________________ [and held for the benefit of _________________] (the "Beneficial Owner"). The Beneficial Owner has requested that its beneficial interest in such Notes be transferred to a Person that will take delivery thereof in the form of an equal principal amount of Notes evidenced by the Unrestricted Global Note (CUSIP No. C88366 AA 4).

In connection with such request and in respect of such Notes, the Beneficial Owner does hereby certify that upon such transfer, (a) a period of at least two years will have elapsed since January 19, 2001, (b) the Beneficial Owner during the three months preceding the date of such transfer was not an "affiliate" of the Company (as defined in Rule 144 under the Securities Act), and it was not acting on behalf of such an affiliate and (c) such Person to whom such transfer is being made is not an "affiliate" of the Company.]

[For exchanges: This letter relates to $_______________ principal amount of Notes that are evidenced by the Restricted Global Note (CUSIP 87971K AB 3) and held with the Depositary in the name of [ ] [and held for the benefit of ] (the "Beneficial Owner"). The Beneficial Owner has requested that its beneficial interest in such Notes be exchanged for a beneficial interest in an equal principal amount of Notes evidenced by the Unrestricted Global Note (CUSIP No. C88366 AA 4).

In connection with such request and in respect of such Notes, the Beneficial Owner does hereby certify that, upon such exchange, (a) it will be the beneficial owner of such Notes, (b) a period of at least two years will have elapsed since January 19, 2001 and (c) the Beneficial Owner will not be, and during the three months preceding the date of such exchange will not have been, an "affiliate" of the Company (as defined in Rule 144 under the Securities Act), and it is not acting on behalf of such an affiliate.]

This certificate and the statements contained herein are made for your benefit and the benefit of the Company.

Dated:	[Insert Name of Beneficial Owner]

By:
Name:
Title:

TEMBEC INDUSTRIES INC.,
Issuer,

TEMBEC INC.,
Guarantor,

HSBC BANK USA
Trustee

_______________________

First Supplemental Indenture
Dated as of June 12, 2001
_______________________

8.50% Senior Notes due February 1, 2011

FIRST SUPPLEMENTAL INDENTURE dated as of June 12, 2001 among TEMBEC INDUSTRIES INC., a corporation duly continued and existing under the Canada Business Corporations Act (herein called the "Company"), having its principal office at 800 René-Lévesque Boulevard West, Montréal, Québec H3B 1X9, TEMBEC INC., a corporation duly organized and existing under the laws of the Province of Quebec (herein called the "Guarantor"), having its principal office at 800 René-Lévesque Boulevard West, Montréal, Québec H3B IX9, and HSBC BANK USA, a banking corporation and trust company duly organized and existing under the laws of the State of New York, as Trustee (herein called the "Trustee").

RECITALS OF THE COMPANY

WHEREAS, the Company, the Guarantor and the Trustee have entered into an indenture dated as of January 19, 2001 (the "Original Indenture"), in relation to the issuance of U.S.$250,000,000 aggregate principal amount of the Company's 8.50% Senior Notes due February 1, 2011 (the "Initial Notes"), issued in the form of a registered global note (the "Initial Global Notes") registered in the name of Cede & Co., as nominee of The Depository Trust Company and held by the Trustee, as custodian for the Original Global Note;

WHEREAS, pursuant to Section 301 of the Original Indenture and pursuant to the provisions of the Initial Notes, the Company may, from time to time, without notice to or the consent of the registered holders of the Initial Notes, create and issue additional notes ranking pari passu with the Initial Notes in all respects (or in all respects except for the payment of interest accruing prior to the issue date of such additional notes) so that such additional notes shall form a single series of Notes together with the Initial Notes and shall have the same terms as to status, redemption or otherwise as the Initial Notes;

WHEREAS, the Company has duly authorized the creation of and issuance of U.S.$250,000,000 aggregate principal amount of its 8.50% Senior Notes due February 1, 2011 (the "Initial Additional Notes") and a like amount of 8.50% Senior Notes due February 1, 2011 to be provided in exchange for the Initial Additional Notes in a registered exchange offer (the "Exchange Additional Notes" and, together with the Initial Additional Notes, the "Additional Notes") of substantially the tenor hereinafter set forth, and to provide therefor the Company has duly authorized the execution and delivery of this First Supplemental Indenture;

WHEREAS, the Company has complied with Article Nine of the Original Indenture in the issuance of Additional Notes; and

WHEREAS, the Guarantor indirectly owns beneficially and of record 100% of the capital stock of the Company; the Guarantor and the Company are members of the same consolidated group of companies; the Guarantor will derive direct and indirect economic benefit from the issuance of the Additional Notes; accordingly, the Guarantor has consented to, and duly authorized the execution and delivery of, this First Supplemental Indenture to provide for the Additional Guarantee with respect to the Additional Notes as set forth in this First Supplemental Indenture.

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WHEREAS, all things necessary have been done to make the Additional Notes, when executed by the Company and authenticated and delivered hereunder and duly issued by the Company, the valid obligations of the Company, to make the Guarantee, when executed by the Guarantor and delivered hereunder, the valid obligation of the Guarantor, and to make this First Supplemental Indenture a valid agreement of the Company and the Guarantor, each in accordance with their respective terms.

NOW, THEREFORE, THIS FIRST SUPPLEMENTAL INDENTURE WITNESSETH:

For and in consideration of the premises and the purchase of the Additional Notes by the Holders thereof, it is mutually covenanted and agreed, for the equal and proportionate benefit of all Holders of the Additional Notes, as follows:

ARTICLE ONE
DEFINITIONS AND OTHER PROVISIONS OF GENERAL APPLICATION

Section 101. Definitions.

For all purposes of this First Supplemental Indenture, except as otherwise expressly provided or unless the context otherwise requires:

(a) the terms defined in this Article have the meanings assigned to them in this Article, and include the plural as well as the singular;

(b) all other terms used herein which are defined in the Trust Indenture Act, either directly or by reference therein, have the meanings assigned to them therein;

(c) all accounting terms not otherwise defined herein have the meanings assigned to them in accordance with generally accepted accounting principles;

(d) the words "herein", "hereof" and "hereunder" and other words of similar import refer to this First Supplemental Indenture as a whole and not to any particular Article, Section or other subdivision;

(e) the words "include", "included" and "including" as used herein shall be deemed in each case to be followed by the phrase "without limitation"; and

(f) the words "amendment" or "refinancing" as used herein shall be deemed in each case to refer to any amendment, renewal, extension, substitution, refinancing, restructuring, restatement, replacement, supplement or other modification, as the case may be, of any instrument or agreement; the words "amended" or "refinanced" shall have a correlative meaning.

"Additional Note" and "Additional Notes" have the meaning set forth in the third recital of this First Supplemental Indenture and more particularly means any Additional Notes authenticated and delivered under this First Supplemental Indenture. For all purposes of this

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First Supplemental Indenture, the term "Additional Notes" shall include any Exchange Additional Notes to be issued and exchanged for any Initial Additional Notes in accordance with the Exchange Offer as provided for in the Registration Rights Agreement and this First Supplemental Indenture and, for purposes of this First Supplemental Indenture.

"Additional Guarantee" means the guarantee by the Guarantor of the Guaranteed Obligations as set forth in Article Four of this First Supplemental Indenture.

"Exchange Additional Notes" has the meaning stated in the third recital of this First Supplemental Indenture and refers to any Exchange Additional Notes containing terms identical in all material respects to the Initial Additional Notes that are issued and exchanged for the Initial Additional Notes in accordance with the Exchange Offer, as provided for in the Registration Rights Agreement and this First Supplemental Indenture.

"Exchange Offer" means the offer by the Company to the Holders of the Initial Additional Notes to exchange all of the Initial Additional Notes for Exchange Additional Notes, as provided for in the Registration Rights Agreement.

"Exchange Registration Statement" means the Exchange Registration Statement as defined in the Registration Rights Agreement.

"First Supplemental Indenture" means this instrument as originally executed (including all exhibits and schedules hereto) and as it may from time to time be supplemented or amended by one or more indentures supplemental hereto entered into pursuant to the applicable provisions hereof.

"Guaranteed Obligations" has the meaning specified in Article Four hereof.

"Indenture" means the Original Indenture, as supplemented by this First Supplemental Indenture.

"Initial Additional Notes" has the meaning set forth in the third recital of this First Supplemental Indenture.

"Note" or "Notes" means the Initial Notes together with the Additional Notes.

"Original Indenture" has the meaning set forth in the first recital of this First Supplemental Indenture.

"Private Placement Legend" means the restrictive legend on the Initial Additional Notes set forth in Section 202 hereof.

"Registration Default" has the meaning set forth in the Registration Rights Agreement.

"Registration Default Period" has the meaning set forth in Section 203.

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"Registration Rights Agreement" means the Exchange and Registration Rights Agreement between the Company and Goldman, Sachs & Co. dated as of June 12, 2001 relating to the Additional Notes.

"Registration Statement" means either an Exchange Registration Statement or a Shelf Registration Statement.

"Regulation S" means Regulation S under the Securities Act.

"Shelf Registration Statement" means the Shelf Registration Statement as defined in the Registration Rights Agreement.

Section 102. Other Definitions.

Defined
Term	in Section
"Clearstream"	201
"Euroclear"	201
"Global Note" or "Global Notes"	201
"Private Placement Legend"	202
"Rule 144A"	201
"Restricted Global Note"	201
"Unrestricted Global Note"	201

Section 103. Terms Defined in the Original Indenture.

Terms and expressions defined in the Original Global Note or the Original Indenture shall have the same meaning when used in this First Supplemental Indenture unless otherwise defined herein or unless the context otherwise requires.

Section 104. Provisions of the Original Indenture.

(a) The provisions of the Original Indenture shall apply to the Additional Notes and Additional Guarantee and any certificated Additional Notes and Additional Guarantee in definitive form issued in exchange therefor in the exact same manner as they apply to the Initial Notes and Guarantee and any certificated Initial Notes and Guarantee in definitive form issued in exchange therefor, respectively.

(b) All references in the Original Indenture to "Notes" shall be deemed to include the Initial Notes, Guarantee, the Additional Notes and the Additional Guarantee, and any certificated Initial Notes and Guarantee or Additional Notes and Additional Guarantee in definitive form issued in exchange therefor, respectively.

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Section 105. Effect of First Supplemental Indenture.

(a) This First Supplemental Indenture is a supplemental agreement within the meaning of Sections 301 and 901 of the Original Indenture, and the Original Indenture shall be read together with this First Supplemental Indenture and shall have the same effect over the Additional Notes and Additional Guarantee, in the same manner as if the provisions of the Original Indenture and this First Supplemental Indenture were contained in the same instrument.

(b) In all other respects, the Original Indenture is confirmed by the parties as supplemented by the terms of this First Supplemental Indenture.

Section 106. Effect of Headings and Table of Contents.

The Article and Section headings herein and the Table of Contents are for convenience only and shall not affect the construction hereof.

Section 107. Successors and Assigns.

All covenants and agreements in this First Supplemental Indenture by the Company, the Guarantor, the Trustee and the Holders shall bind their respective successors and assigns, whether so expressed or not.

Section 108. Severability Clause.

In case any provision in this First Supplemental Indenture or in the Additional Notes or Additional Guarantee shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 109. Benefits of First Supplemental Indenture.

Nothing in this First Supplemental Indenture or in the Additional Notes or Additional Guarantee, express or implied, shall give to any Person (other than the parties hereto and their successors hereunder, any Paying Agent and the Holders) any benefit or any legal or equitable right, remedy or claim under this First Supplemental Indenture.

Section 110. Governing Law.

This First Supplemental Indenture, the Additional Notes and the Additional Guarantee shall be governed by and construed in accordance with the laws of the State of New York. Upon the issuance of the Exchange Additional Notes or the effectiveness of the Shelf Registration Statement, this First Supplemental Indenture, together with the Original Indenture, shall be subject to the provisions of the Trust Indenture Act that are required to be part of the Indenture and shall, to the extent applicable, be governed by such provisions.

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Section 111. Agent for Service; Submission to Jurisdiction; Waiver of Immunities.

By the execution and delivery of this First Supplemental Indenture, each of the Company and the Guarantor (i) acknowledges that it has, by separate written instrument, irrevocably designated and appointed Kronish Lieb Weiner & Hellman LLP, 1114 Avenue of the Americas, New York, New York, 10036-7798 or its successors as the Company's and the Guarantor's authorized agent, respectively, upon which process may be served in any suit or proceeding arising out of or relating to the Additional Notes, the Additional Guarantee or this First Supplemental Indenture that may be instituted in any federal or state court in the State of New York or brought under federal or state securities laws or brought by the Trustee (whether in its individual capacity or in its capacity as Trustee hereunder), and acknowledges that Kronish Lieb Weiner & Hellman LLP or its successors has accepted such designation, (ii) submits to the nonexclusive jurisdiction of any such court in any such suit or proceeding, and (iii) agrees that service of process upon Kronish Lieb Weiner & Hellman LLP or its successors and written notice of said service to the Company or the Guarantor, as the case may be (mailed or delivered to their respective Vice Presidents and Secretaries at their respective principal offices in Montreal, Canada), shall be deemed in every respect effective service of process upon the Company or the Guarantor, as the case may be, in any such suit or proceeding. The Company and the Guarantor further agree to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of Kronish Lieb Weiner & Hellman LLP in full force and effect so long as any of the Notes shall be outstanding.

To the extent that the Company or the Guarantor has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to either of them or their respective property, the Company and the Guarantor hereby irrevocably waive such immunity in respect of its obligations under this Indenture and the Notes, to the extent permitted by law.

ARTICLE TWO
NOTE FORMS

Section 201. Forms Generally.

The Additional Notes, the Additional Guarantee and the Trustee's certificate of authentication shall be in substantially the forms set forth in this Article, with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by the Indenture and may have such letters, numbers or other marks of identification and such legends or endorsements placed thereon as may be required to comply with the rules of any securities exchange or as may, consistently herewith, be determined by the officers executing such Additional Notes or Additional Guarantee, as evidenced by their execution of the Additional Notes or Guarantee, respectively. Any portion of the text of any Additional Note may be set forth on the reverse thereof, with an appropriate reference thereto on the face of the Additional Note.

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The definitive Additional Notes and Additional Guarantee shall be printed, lithographed or engraved or produced by any combination of these methods or may be produced in any other manner, all as determined by the officers of the Company and the Guarantor executing such Additional Notes and Additional Guarantee, respectively, as evidenced by their execution of such Additional Notes or Additional Guarantee.

The Additional Notes are being offered and sold by the Company pursuant to a Purchase Agreement, dated June 5, 2001, between the Company, the Guarantor and Goldman, Sachs & Co.

Initial Additional Notes offered and sold to "qualified institutional buyers" (as defined in Rule 144A ("Rule 144A") under the Securities Act) in reliance on Rule 144A shall be issued initially in the form of a permanent global Additional Note in definitive, fully registered form without interest coupons substantially in the form set forth in this Article (the "Restricted Global Additional Note"), deposited with, or on behalf of, the Depositary or with the Trustee, as custodian for the Depositary, duly executed by the Company and authenticated by the Trustee as hereinafter provided. The Restricted Global Additional Note will be registered in the name of a nominee of the Depositary and deposited with the Trustee on behalf of the Purchasers thereof. The aggregate principal amount of the Restricted Additional Global Note may from time to time be increased or decreased by adjustments made on the records of the Depositary or its nominee, or of the Trustee, as custodian for the Depositary or its nominee, as hereinafter provided.

Initial Additional Notes offered and sold in reliance on Regulation S shall be issued in the form of a permanent global Additional Note in definitive, fully registered form without interest coupons substantially in the form set forth in this Article (the "Unrestricted Additional Global Note" and, together with the Restricted Additional Global Note, the "Global Additional Notes" or each individually, a "Global Additional Note"), deposited with, or on behalf of, the Depositary or with the Trustee, as custodian for the Depositary, duly executed by the Company and authenticated by the Trustee as hereinafter provided. The Unrestricted Global Additional Note will be registered in the name of a nominee of the Depositary and deposited with the Trustee on behalf of the Purchasers thereof, and, if any such Purchaser so elects, for the account of the Euroclear System ("Euroclear") or Clearstream Banking societe anonyme ("Clearstream"). The aggregate principal amount of the Unrestricted Global Additional Note may from time to time be increased or decreased by adjustments made on the records of the Depositary or its nominee, or of the Trustee, as custodian for the Depositary or its nominee, as hereinafter provided.

Section 202. Restrictive Legend and Form of Additional Notes and Additional Guarantee.

(1) Unless and until (i) an Initial Additional Note is sold under an effective Registration Statement or (ii) an Initial Additional Note is exchanged for an Exchange Additional Note in connection with an effective Registration Statement, in each case as provided for in the Registration Rights Agreement, the Restricted Global Additional Note shall bear the following legend (the "Private Placement Legend") on the face thereof:

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"THE NOTES EVIDENCED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (A)(1) TO A PERSON WHO THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A, (2) IN AN OFFSHORE TRANSACTION COMPLYING WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, (3) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER (IF AVAILABLE), (4) TO AN INSTITUTIONAL ACCREDITED INVESTOR IN A TRANSACTION EXEMPT FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OR (5) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND (B) IN EACH CASE, IN ACCORDANCE WITH ALL APPLICABLE SECURITIES LAWS OF THE STATES OF THE UNITED STATES."

(2) The face of the Additional Notes are to be substantially in the following form:

TEMBEC INDUSTRIES INC.

8.50% Senior Note due February 1, 2011

Unconditionally Guaranteed as to Payment of Principal,
Premium, if any, and Interest by
TEMBEC INC.

CUSIP No. ______________

No. ______________	U.S.$ ______________

TEMBEC INDUSTRIES INC., continued under the Canada Business Corporations Act (herein called the "Company", which term includes any successor Person under the Indenture hereinafter referred to), for value received, hereby promises to pay to ______________________ or registered assigns, the principal sum of ____________________ U.S. Dollars on February 1, 2011, at the office or agency of the Company referred to below, and to pay interest thereon on August 1, 2001 and semiannually thereafter, on February 1 and August 1 in each year, from January 19, 2001, or from the most recent Interest Payment Date to which interest has been paid or duly provided for, at the rate of 8.50% per annum, until the principal hereof is paid or duly provided for, and (to the extent lawful) to pay on demand interest on any overdue interest at the rate borne by the Notes from the date on which such overdue interest becomes payable to the date payment of such interest has been made or duly provided for. The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will,

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as provided in such Indenture, be paid to the Person in whose name this Note (or one or more Predecessor Notes) is registered at the close of business on the Regular Record Date for such interest, which shall be the January 15 or July 15 (whether or not a Business Day), as the case may be, next preceding such Interest Payment Date. Any such interest not so punctually paid or duly provided for shall forthwith cease to be payable to the Holder on such Regular Record Date, and such defaulted interest, and (to the extent lawful) interest on such defaulted interest at the rate borne by the Notes, may be paid to the Person in whose name this Note (or one or more Predecessor Notes) is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to Holders of Notes not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Notes may be listed, and upon such notice as may be required by such exchange, all as more fully provided in said Indenture. Payment of the principal of, premium, if any, and interest on this Note will be made at the office or agency of the Company maintained for that purpose in The City of New York, or at such other office or agency of the Company as may be maintained for such purpose, in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts; provided, however, that payment of interest may be made at the option of the Company by check mailed to the address of the Person entitled thereto as such address shall appear on the Security Register.

[The Holder of this Note is entitled to the benefits of an Exchange and Registration Rights Agreement, dated as of June12, 2001, between the Company, the Guarantor and Goldman, Sachs & Co. (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, in each event of a Registration Default (as defined in the Registration Rights Agreement), for so long as a Registration Default has occurred and is continuing (a "Registration Default Period"), then, as liquidated damages for such Registration Default, special interest, in addition to the interest set forth in the immediately preceding paragraph, shall accrue on all Registrable Securities (as defined in the Registration Rights Agreement) at a per annum rate of 0.5% for the first 90 days of such Registration Default Period, and at a per annum rat of 1% thereafter for the remaining portion of the Registration Default Period.]*

Reference is hereby made to the further provisions of this Note set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

Unless the certificate of authentication hereon has been duly executed by the Trustee referred to on the reverse hereof by manual signature, this Note shall not be entitled to any benefit under the Indenture, or be valid or obligatory for any purpose.

Payment of the principal of, premium, if any, and interest on the Notes, and any Additional Amounts that may be payable with respect to the Notes pursuant to this Indenture, when and as the same become due and payable (whether at Stated Maturity or purchase upon a Change of Control Triggering Event, and whether acceleration, a Change of Control Triggering

____________
* Include only for Initial Additional Notes.

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Event, call for redemption or otherwise), is irrevocably and unconditionally guaranteed on a senior unsecured basis by the Guarantor.

IN WITNESS WHEREOF, the Company has caused this instrument to be of duly executed.

	Dated:	TEMBEC INDUSTRIES INC.

By:______________________
Name:
Title:
Attest:

Name:
Title:

(3) The reverse of the Additional Notes are to be substantially in the following form:

This Note is one of a duly authorized issue of securities of the Company designated as its 8.50% Senior Notes due February 1, 2011 (herein called the "Notes"), limited (except as otherwise provided in the Indenture referred to below) in aggregate principal amount to U.S.500,000,000 (of which U.S.$250,000,000 was issued, authenticated and delivered on January 19, 2001 and U.S.$250,000,000 was issued, authenticated and delivered as at the date hereof) issued under an indenture dated January 19, 2001, as supplemented by a first supplemental indenture dated June 12, 20001 (herein called the "Indenture"), among the Company, the Guarantor named therein, HSBC Bank USA, as trustee (herein called the "Trustee", which term includes any successor trustee under the Indenture), to which Indenture and all indentures supplemental thereto reference is hereby made for a statement of the respective rights, limitations of rights, duties, obligations and immunities thereunder of the Company, the Guarantor, the Trustee and the Holders of the Notes, and of the terms upon which the Notes and the Guarantee are, and are to be, authenticated and delivered.

At the Company's option, the Company may redeem the Notes in whole or in part at any time at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed (excluding the portion of any such interest accrued to the Redemption Date) discounted to the Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Yield, plus 50 basis points, plus, in each case, accrued and unpaid interest to the Redemption Date.

Within 30 days of the occurrence of a Change of Control Triggering Event, either the Company or the Guarantor will be required to make an Offer to Purchase, subject to certain

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limitations provided in the Indenture, at a Purchase Price in cash in an amount equal to 101% of the principal amount of this Note plus accrued and unpaid interest.

The Notes are also subject to redemption as a whole, but not in part, at the option of the Company at any time, at 100% of the principal amount thereof, together with accrued and unpaid interest thereon to the Redemption Date, if the Company or the Guarantor has become or would become obligated to pay, on the next date on which any amount would be payable with respect to the Notes, any Additional Amounts as a result of a change in the laws (including any regulations promulgated thereunder) of Canada (or any political subdivision or taxing authority thereof or therein), or any change in any official position regarding the application or interpretation of such laws or regulations, which change is announced or becomes effective on or after January 10, 2001.

In the case of any redemption of Notes, interest installments whose Stated Maturity is on or prior to the Redemption Date will be payable to the Holders of such Notes, or one or more Predecessor Notes, of record at the close of business on the relevant Record Date referred to on the face hereof. Notes (or portions thereof) for whose redemption and payment provision is made in accordance with the Indenture shall cease to bear interest from and after the Redemption Date.

In the event of redemption of this Note in part only, a new Note or Notes for the unredeemed portion hereof shall be issued in the name of the Holder hereof upon the cancellation hereof.

If an Event of Default shall occur and be continuing, the principal of all the Notes may be declared due and payable in the manner and with the effect provided in the Indenture.

The Indenture contains provisions for defeasance at any time of (a) the entire indebtedness of the Company and the Guarantor on this Note and (b) certain restrictive covenants and the related Defaults and Events of Default, upon compliance by the Company and the Guarantor with certain conditions set forth therein.

As provided for in the Indenture, the Company may, subject to certain limitations, from time to time, without notice to or the consent of the Holders, create and issue Additional Notes so that such Additional Notes shall be consolidated and form a single series with the Notes initially issued by the Company and shall have the same terms as to status, redemption or otherwise as the Notes originally issued up to an aggregate principal amount of U.S.$500,000,000. Any Additional Notes shall be issued with the benefit of a further indenture supplemental to the Indenture.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company, the Guarantor and the rights of the Holders under the Indenture at any time by the Company, the Guarantor and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the Notes at the time Outstanding. The Indenture also contains provisions permitting the Holders of specified percentages in aggregate principal amount of the Notes at the time Outstanding, on behalf of the Holders of all the Notes, to waive compliance by the Company and

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the Guarantor with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by or on behalf of the Holder of this Note shall be conclusive and binding upon such Holder and upon all future Holders of this Note and of any Note issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof whether or not notation of such consent or waiver is made upon this Note.

No reference herein to the Indenture and no provision of this Note or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of, premium, if any, and interest on this Note at the times, place, and rate, and in the coin or currency, herein prescribed.

As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Note is registerable on the Security Register of the Company, upon surrender of this Note for registration of transfer at the office or agency of the Company maintained for such purpose in The City of New York, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar duly executed by, the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new Notes, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

The Notes are issuable only in registered form without coupons in denominations of U.S.$1,000 and any integral multiple thereof. As provided in the Indenture and subject to certain limitations therein set forth, the Notes are exchangeable for a like aggregate principal amount of Notes of a different authorized denomination, as requested by the Holder surrendering the same.

If at any time the Depository notifies the Company that it is unwilling or unable to continue as Depository for the Notes or if at any time the Depository shall no longer be registered or in good standing under the Securities Exchange Act of 1934, as amended, or other applicable statute or regulation, and a successor Depository for the Notes is not appointed by the Company within ninety days after the Company receives such notice or becomes aware of such condition, as the case may be, the Company will execute and the Trustee, upon receipt of a Company Order for the authentication and delivery of the Notes, will authenticate and deliver Notes in definitive registered form without coupons, in authorized denominations, and in an aggregate principal amount equal to the principal amount of the global security registered in the name of a nominee of DTC representing the Notes (the "Global Note"), in exchange for such Global Note. In addition, the Company may at any time determine that the Notes shall no longer be represented by a Global Note and that the provisions of this paragraph shall no longer apply to the Notes. In such event, the Company will execute and the Trustee, upon receipt of a Company Order evidencing such determination, will authenticate and deliver Notes in definitive registered form without coupons, in authorized denominations, and in an aggregate principal amount equal to the principal amount of the Global Note representing the Notes in exchange for such Global Note. Upon the exchange of the Global Note for Notes in definitive registered form without coupons, and authorized denominations, the Global Note shall be cancelled by the Trustee. Such Notes in definitive registered from issued in exchange for the Global Note pursuant to the provisions of the Company Order shall be registered in such names and in such authorized denominations as the Depository, pursuant to instructions from its direct or indirect participants

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or otherwise, shall instruct the Trustee. The Trustee shall deliver such Notes to the Persons in whose name such Notes are so registered, but without any liability on the part of the Company or the Trustee for the accuracy of the Depository's instructions. Except to the extent otherwise provided herein, the provisions of Section 304 and 310 of the Indenture shall apply to an exchange of a Global Note contemplated by this paragraph.

No service charge shall be made for any registration of transfer or exchange of Notes, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Prior to the time of due presentment of this Note for registration of transfer, the Company, the Guarantor and the Trustee and any agent of the Company, the Guarantor or the Trustee may treat the Person in whose name this Note is registered as the owner hereof for all purposes, whether or not this Note be overdue, and neither the Company, the Guarantor, the Trustee nor any agent shall be affected by notice to the contrary.

All terms used in this Note which are defined in the Indenture shall have the meanings assigned to them in the Indenture.

In the event of any inconsistency between the terms set forth in this Note and the terms of the Indenture, the terms of the Indenture shall govern.

(4) The Global Additional Note evidencing the Additional Notes shall bear a legend substantially to the following effect:

"THIS NOTE IS A GLOBAL NOTE WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITORY OR A NOMINEE THEREOF. THIS NOTE MAY NOT BE EXCHANGED IN WHOLE OR IN PART FOR A NOTE REGISTERED, AND NO TRANSFER OF THIS NOTE IN WHOLE OR IN PART MAY BE REGISTERED IN THE NAME OF ANY PERSON OTHER THAN SUCH DEPOSITORY OR A NOMINEE THEREOF EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY ("DTC"), TO TEMBEC INDUSTRIES INC. OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE IS REGISTERED IN THE NAME OF CEDE & CO. OR SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT HEREON IS MADE TO CEDE & CO. OR SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN."

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(5) The Guarantor by its execution of this First Supplemental Indenture hereby agrees with each Holder of an Additional Note and with the Trustee on behalf of each such Holder, to be unconditionally and irrevocably bound by the terms and provisions of the Additional Guarantee set forth below.

The Additional Guarantee to be endorsed on the Notes shall, subject to Section 201, be in substantially the form set forth below:

GUARANTEE
OF
TEMBEC INC.

For value received, Tembec Inc., a corporation incorporated pursuant to the Companies Act (Quebec), having its principal executive offices at 800 René-Lévesque Boulevard West, Montréal, Québec H3B 1X9 (herein called the "Guarantor", which term includes any successor Person under the Indenture referred to in the Note upon which this Guarantee is endorsed), hereby unconditionally and irrevocably guarantees to the Holder of the Note upon which this Guarantee is endorsed and to the Trustee on behalf of each such Holder the due and punctual payment of the principal of, premium, if any, and interest on each Note, and any Additional Amounts that may be payable with respect to the Notes, when and as the same shall become due and payable, whether at Stated Maturity or Purchase upon a Change of Control Triggering Event, and whether by declaration of acceleration, a Change of Control Triggering Event, call for redemption or otherwise, the due and punctual payment of interest on the overdue principal of and interest, if any, on the Notes, to the extent lawful, and the due and punctual performance of all other obligations of the Company to the Holders or the Trustee all in accordance with the terms of such Note and the Indenture.

The Guarantor hereby agrees that its obligations hereunder shall be absolute and unconditional, irrespective of, and shall be unaffected by, any invalidity, irregularity or unenforceability of any such Note or the Indenture, any failure to enforce the provisions of any such Note or the Indenture, any waiver, modification or indulgence granted to the Company with respect thereto, by any Holder or any other circumstances which may otherwise constitute a legal or equitable discharge or defense of the Company or a surety or guarantor.

The Guarantor hereby waives diligence, presentment, demand of payment, filing of claims with a court in the event of merger or bankruptcy of the Company, any right to require a proceeding first against the Company, the benefit of discussion, protest or notice with respect to any such Note or the Indebtedness evidenced thereby and all demands whatsoever, and covenants that the Guaranteed Obligations will not be discharged as to any such Note except by payment in full of such Guaranteed Obligations and as provided in the Indenture.

The Guarantor shall be subrogated to all rights of the Holders of the Notes pursuant to the Guarantee against the Company in respect of any amounts paid by the Guarantor on account of such Note pursuant to the provisions of the Indenture; provided,

16

however, that the Guarantor shall not be entitled to enforce or to receive any payment arising out of, or based upon such right of subrogation until the principal of (and premium, if any) and interest on all Notes issued hereunder shall have been paid in full to the Holders entitled thereto.

No reference herein to the Indenture and no provision of this Guarantee or of such Indenture shall alter or impair the guarantees of the Guarantor, which are absolute and unconditional, of the due and punctual payment of the principal of, premium, if any, and interest on, the Note upon which this Guarantee is endorsed.

Reference is made to the Indenture for further provisions with respect to the Guarantee.

This Guarantee shall not be valid or obligatory for any purpose until the certificate of authentication of such Note shall has been manually executed by or on behalf of the Trustee under the Indenture.

All terms used in this Guarantee which are defined in the Indenture shall have the meanings assigned to them in the Indenture.

In the event of any inconsistency between the terms set forth in this Guarantee and the terms of the Indenture, the terms of the Indenture shall govern.

This Guarantee shall be governed by and construed in accordance with the laws of the State of New York.

Dated:

TEMBEC INC.

By ________________________
Name:
Title:

By	_____________________
Name:
Title:

Section 203. Form of Trustee's Certificates of Authentication.

The Trustee's certificates of authentication shall be in substantially the following form:

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HSBC BANK USA, as Trustee

By	_____________________
Authorized Officer

ARTICLE THREE
THE NOTES

Section 301. Title and Terms.

The aggregate principal amount of Additional Notes which may be authenticated and delivered under the Indenture is limited to U.S.$500,00,000 (of which U.S.$250,000,000 was issued, authenticated and delivered on January 19, 2001 and U.S.$250,000,000 shall be issued, authenticated and delivered the date hereof), except for Additional Notes authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other Additional Notes pursuant to the Indenture.

The Additional Notes shall be known and designated as the "8.50% Senior Notes due February 1, 2011" of the Company. The Additional Notes shall mature February 1, 2011 and they shall bear interest at the rate of 8.50% per annum from January 19, 2001, or from the most recent Interest Payment Date to which interest has been paid or duly provided for, payable on August 1, 2001 and semiannually thereafter on February 1 and August 1 in each year and at Maturity, until the principal thereof is paid or duly provided for.

The principal of, premium, if any, and interest on the Additional Notes shall be payable at the office or agency of the Company maintained for such purpose in the Borough of Manhattan, The City of New York, or at such other office or agency of the Company as may be maintained for such purpose; provided, however, that, at the option of the Company, interest may be paid by check mailed to addresses of the Persons entitled thereto as such addresses shall appear on the Security Register.

Section 302. Exchange.

At the option of the Holder, Additional Notes may be exchanged for other Additional Notes of any authorized denomination or denominations of a like aggregate principal amount upon surrender of the Additional Notes to be exchanged at the Corporate Trust Office. Whenever any Additional Notes are so surrendered for exchange (including an exchange of Initial Additional Notes for Exchange Additional Notes), the Company shall execute, and the Trustee shall authenticate and deliver, the replacement Additional Notes which the Holder making the exchange is entitled to receive; provided that no exchange of Initial Additional Notes for Exchange Additional Notes shall occur until an Exchange Registration Statement shall have

18

been declared effective by the Commission and the Initial Additional Notes to be exchanged for the Exchange Notes shall be cancelled by the Trustee. The Company shall give prompt written notice to the Trustee of the effectiveness of the Exchange Registration Statement and shall promptly make available to the Trustee a new Global Additional Note for the Exchange Additional Notes.

Section 303. Book-Entry Provisions for Global Additional Notes.

(a) The Global Additional Notes initially shall (i) be registered in the name of the Depositary or the nominee of such Depositary, (ii) be deposited with, or on behalf of, the Depositary or with the Trustee, as custodian for the Depositary, (iii) bear the Global Additional Note legends set forth in Section 202(4) and (iv) if a Restricted Global Additional Note, bear the Private Placement Legend.

The Depositary or its nominee shall be the Holder of the Global Additional Notes, and owners of beneficial interests in the Additional Notes represented by the Global Additional Notes shall hold such interests pursuant to the Applicable Procedures. Any such owner's beneficial ownership of any such Additional Notes will be shown only on, and the transfer of such ownership interest shall be effected only through, records maintained by the Depositary or its nominee. Investors in the Unrestricted Global Additional Note may hold their interests in the Unrestricted Global Additional Note through Euroclear or Clearstream, if they are participants in such systems, or indirectly through organizations which are participants in such systems. Euroclear and Clearstream will hold interests in the Unrestricted Global Additional Note on behalf of their participants through customers' securities accounts in their respective names on the books of their respective depositaries, which, in turn, will hold such interests in the Unrestricted Global Additional Note in customers' securities accounts in the depositories' names on the books of the Depositary. All interests in a Global Additional Note, including those held through Euroclear or Clearstream, should be subject to the Applicable Procedures.

(b) Transfers of any Global Additional Note shall be limited to transfers of such Global Additional Note in whole, but not in part, to the Depositary, its successors or their respective nominees. Interests of beneficial owners in any Global Additional Note may be transferred in accordance with the rules and procedures of the Depositary and the provisions of this Section 303. Unless (i) the Depositary notifies the Company that it is unwilling or unable to continue as depositary for a Global Additional Note or ceases to be a "Clearing Agency" registered under the Exchange Act or announces an intention permanently to cease business or does in fact do so and a successor Depositary is not appointed by the Company within 90 days of such notice, (ii) an Event of Default has occurred and is continuing with respect to a Global Additional Note or (iii) in the case of a Global Additional Note held for the account of Euroclear or Clearstream, Euroclear or Clearstream, as the case may be, is closed for business for 14 continuous Business Days or announces an intention to cease or permanently ceases business, owners of beneficial interests in a Global Additional Note will not be entitled to have any portions of such Global Additional Note registered in their names, will not receive or be entitled to receive physical delivery of Additional Notes in definitive form and will not be considered the owners or holders of the Global Additional Note.

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(c) Additional Notes issued in exchange for a Global Additional Note or any portion thereof pursuant to the last sentence of subsection (b) of this Section shall be issued in definitive, fully registered form, without interest coupons, shall have an aggregate principal amount equal to that of such Global Additional Note or portion thereof to be so exchanged, shall be registered in such names and be in such authorized denominations as the Depositary shall designate and shall bear any legends required hereunder. Any Global Additional Note to be exchanged in whole shall be surrendered by the Depositary to the Trustee, as Registrar. With regard to any Global Additional Note to be exchanged in part, either such Global Additional Note shall be so surrendered for exchange or, if the Trustee is acting as custodian for the Depositary or its nominee with respect to such Global Additional Note, the principal amount thereof shall be reduced, by an amount equal to the portion thereof to be so exchanged, by means of an appropriate adjustment made on the records of the Trustee. Upon any such surrender or adjustment, the Trustee shall authenticate and deliver the Additional Note issuable on such exchange to or upon the order of the Depositary or an authorized representative thereof. In the event of the occurrence of any of the events specified in the last sentence of subsection (b) of this Section 303, the Company will promptly make available to the Trustee a reasonable supply of certificated Additional Notes in definitive form.

(d) Neither the Company nor the Trustee shall have at any time any responsibility or liability to any owner of any beneficial interest in any Additional Note or to any other Person for any error, omission, action or failure to act on the part of the Depositary, Euroclear or Clearstream with respect to payment, when due, to any such owner of the principal, premium, if any, and interest on the Additional Notes, proper recording of beneficial ownership of Additional Notes, proper transfers of such beneficial ownership or any notices to beneficial owners or any other matter of similar or different kind pertaining to the Additional Notes.

Section 304. Special Transfer Provisions.

Unless and until (i) an Initial Additional Note is sold under an effective Registration Statement, or (ii) an Initial Additional Note is exchanged for an Exchange Additional Note in connection with an effective Exchange Registration Statement, in each case pursuant to the Registration Rights Agreement, the following transfer provisions shall apply:

(1) Restricted Global Additional Note to Unrestricted Global Additional Note. If, at any time, an owner of a beneficial interest in the Restricted Global Additional Note deposited with the Depositary (or the Trustee as custodian for the Depositary) wishes to transfer its interest in the Restricted Global Additional Note to a Person who is required or permitted to take delivery thereof in the form of an interest in the Unrestricted Global Additional Note, such owner shall, subject to the Applicable Procedures, exchange or cause the exchange of such beneficial interest for an equivalent beneficial interest in the Unrestricted Global Additional Note as provided in this Section 304(1). Upon receipt by the Trustee of (a) instructions given in accordance with the Applicable Procedures from an Agent Member directing the Trustee to credit or cause to be credited a beneficial interest in the Unrestricted Global Additional Note in an amount equal to the beneficial interest in the Restricted Global Additional Note to be exchanged, (b) a written order given in accordance with the Applicable Procedures containing information regarding the participant account of the Depositary to be credited with such increase, and (c) a

20

certificate substantially in the form of Exhibit A-1 hereto given by the owner of such beneficial interest, the Trustee, as Security Registrar, shall instruct the Depositary to reduce or cause to be reduced the aggregate principal amount of the Restricted Global Additional Note and to increase or cause to be increased the aggregate principal amount of the Unrestricted Global Additional Note by the principal amount of the beneficial interest in the Restricted Global Additional Note to be exchanged, to credit or cause to be credited to the account of the Person specified in such instructions a beneficial interest in the Unrestricted Global Additional Note equal to the reduction in the aggregate principal amount of the Restricted Global Additional Note, and to debit, or cause to be debited, from the account of the Person making such exchange or transfer the beneficial interest in the Restricted Global Additional Note that is being exchanged or transferred.

(2) Unrestricted Global Additional Note to Restricted Global Additional Note. If, at any time, an owner of a beneficial interest in the Unrestricted Global Additional Note deposited with the Depositary (or with the Trustee as custodian for the Depositary) wishes to transfer its interest in the Unrestricted Global Additional Note to a Person who is required or permitted to take delivery thereof in the form of an interest in the Restricted Global Additional Note, such owner shall, subject to the Applicable Procedures, exchange or cause the exchange of such interest for an equivalent beneficial interest in the Restricted Global Additional Note, as provided in this Section 304(2). Upon receipt by the Trustee of (a) instructions given in accordance with the Applicable Procedures from an Agent Member, directing the Trustee, as Registrar, to credit or cause to be credited a beneficial interest in the Restricted Global Additional Note equal to the beneficial interest in the Unrestricted Global Additional Note to be exchanged, and (b) a written order given in accordance with the Applicable Procedures containing information regarding the participant account of the Depositary to be credited with such increase, the Trustee, as Registrar, shall instruct the Depositary to reduce or cause to be reduced the aggregate principal amount of the Unrestricted Global Additional Note and to increase or cause to be increased the aggregate principal amount of the Restricted Global Additional Note by the principal amount of the beneficial interest in the Unrestricted Global Additional Note to be exchanged, and the Trustee, as Security Registrar, shall instruct the Depositary, concurrently with such reduction, to credit or cause to be credited to the account of the Person specified in such instructions a beneficial interest in the Restricted Global Additional Note equal to the reduction in the aggregate principal amount of the Unrestricted Global Additional Note and to debit or cause to be debited from the account of the Person making such transfer the beneficial interest in the Unrestricted Global Additional Note that is being transferred.

(3) Restricted Global Additional Note to Unrestricted Global Additional Note After Two Years. If the holder of a beneficial interest in the Restricted Global Additional Note wishes at any time after June 12, 2003 to (A) transfer such interest to a Person who wishes to take delivery thereof in the form of a beneficial interest in the Unrestricted Global Additional Note or (B) to exchange such interest for a beneficial interest in the Unrestricted Global Additional Note, such transfer or exchange may be effected, subject to the Applicable Procedures, only in accordance with this Section 304(3). Upon receipt by the Trustee of (a) in the case of a transfer or exchange of an interest in the Restricted Global Additional Note, instructions given in accordance with the Applicable Procedures

21

from an Agent Member directing the Trustee to credit or cause to be credited to a beneficial interest in the Unrestricted Global Additional Note in an amount equal to the beneficial interest in the Restricted Global Additional Note to be so transferred or exchanged, (b) a written order given in accordance with the Applicable Procedures containing information regarding the participant account of the Depositary to be credited with such beneficial interest and (c) a certificate substantially in the form of Exhibit A-2 hereto given by the holder of such beneficial interest, the Trustee, as Registrar, shall instruct the Depositary to reduce the principal amount of the Restricted Global Additional Note, and to increase the principal amount of the Unrestricted Global Additional Note, by the principal amount of the beneficial interest in the Restricted Global Additional Note to be so transferred or exchanged, and to credit or cause to be credited to the account of the Person specified in such instructions a beneficial interest in the Unrestricted Global Additional Note having a principal amount equal to the amount by which the principal amount of the Restricted Global Additional Note was reduced upon such transfer or exchange.

(4) General. By its acceptance of any Additional Note bearing the Private Placement Legend, each Holder of and each owner of a beneficial interest in such an Additional Note acknowledges the restrictions on transfer of such Additional Note set forth in this Indenture and in the Private Placement Legend and agrees that it will transfer such Additional Note only as provided in this Indenture. The Trustee shall have no duty or liability with respect to any Holder's or beneficial owner's compliance with the Private Placement Legend or this Section 304.

The Security Registrar shall retain, in accordance with its reasonable customary procedures, copies of all letters, notices and other written communications received pursuant to this Section 304. The Company shall have the right to inspect and make copies of all such letters, notices or other written communications at any reasonable time upon the giving of reasonable written notice to the Security Registrar.

ARTICLE FOUR
TEMBEC ADDITIONAL GUARANTEE

Section 401. Guarantee.

Subject to the provisions of this Article, the Guarantor hereby irrevocably and unconditionally guarantees, on a senior basis to each Holder and to the Trustee, for their benefit and the benefit of the Holders, (i) the due and punctual payment of the principal of, premium, if any, and interest on each Additional Note, and any Additional Amounts that may be payable with respect to the Additional Notes, when and as the same shall become due and payable, whether at Stated Maturity or Purchase upon a Change of Control Triggering Event, and whether by declaration of acceleration, a Change of Control Triggering Event, call for redemption or otherwise, the due and punctual payment of interest on the overdue principal of and interest, if any, on the Additional Notes, to the extent lawful, and the due and punctual performance of all other obligations of the Company to the Holders or the Trustee all in accordance with the terms of such Additional Note and this Indenture and (ii) in the case of any extension of time of

22

payment or renewal of any Additional Notes or any of such other obligations, that the same will be promptly paid in full when due or performed in accordance with the terms of the extension or renewal, at Stated Maturity or Purchase upon a Change of Control Triggering Event, and whether by declaration of acceleration, a Change of Control Triggering Event, call for redemption or otherwise (the obligations in clauses (i) and (ii) hereof being the "Guaranteed Obligations").

Without limiting the generality of the foregoing, the Guarantor's liability shall extend to all amounts that constitute part of the Guaranteed Obligations and would be owed by the Company to the Holders or the Trustee under the Additional Notes and the Indenture but for the fact that they are unenforceable or not allowable due to the existence of a bankruptcy, reorganization or similar proceeding involving the Company. The Guarantor hereby agrees that its obligations hereunder shall be absolute and unconditional, irrespective of, and shall be unaffected by, any invalidity, irregularity or unenforceability of any such Additional Note or this First Supplemental Indenture, any failure to enforce the provisions of any such Additional Note or this First Supplemental Indenture, any waiver, modification or indulgence granted to the Company with respect thereto, by any Holder or any other circumstances which may otherwise constitute a legal or equitable discharge or defense of the Company or a surety or guarantor.

The Guarantor hereby waives diligence, presentment, demand of payment, filing of claims with a court in the event of merger or bankruptcy of the Company, any right to require a proceeding first against the Company, the benefit of discussion, Protest or notice with respect to any such Additional Note or the Indebtedness evidenced thereby and all demands whatsoever (except as specified above), and covenants that the Guaranteed Obligations will not be discharged as to any such Additional Note except by payment in full of such Guaranteed Obligations and as provided in Sections 401, 1202 and 1305 of the Original Indenture.

The Guarantor further agrees that, as between the Guarantor and the Holders, (i) the maturity of the Guaranteed Obligations may be accelerated as provided in Article Five, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the Company or in respect of the Guaranteed Obligations, and (ii) in the event of any declaration of acceleration of such Guaranteed Obligations as provided in Article Five of the Original Indenture, such Guaranteed Obligations (whether or not due and payable) shall forthwith become due and payable by the Company.

The Guarantor hereby irrevocably waives any claim or other rights that it may now or hereafter acquire against the Company that arise from the existence, payment, performance or enforcement of the Guarantor's obligations under this First Supplemental Indenture, or any other document or instrument relating thereto including, without limitation, any right of reimbursement, exoneration, contribution, indemnification, any right to participate in any claim or remedy of the Holders against the Company, whether or not such claim, remedy or right arises in equity, or under contract, statute or common law, including, without limitation, the right to take or receive from the Company, directly or indirectly, in cash or other property or in any other manner, payment or security on account of such claim or other rights. The Guarantor shall be subrogated to all rights of the Holders of the Additional Notes pursuant to the Guarantee against the Company in respect of any amounts paid by the Guarantor on account of such Additional Note pursuant to the provisions of this Indenture; provided, however, that the Guarantor shall not be entitled to enforce or to receive any payment arising out of, or based upon

23

such right of subrogation until the principal of (and premium, if any) and interest on all Additional Notes issued hereunder shall have been paid in full to the Holders entitled thereto. If any amount shall be paid to the Guarantor in violation of this paragraph and the Guaranteed Obligations shall not have been paid in full, such amount shall be deemed to have been paid to the Guarantor for the benefit of, and held in trust for the benefit of, the Holders, and shall forthwith be paid to the Trustee. The Guarantor acknowledges that it will receive direct and indirect benefits from the issuance of the Additional Notes and that the waiver set forth in this Section 401 is knowingly made in contemplation of such benefits.

Section 402. Obligations of the Company Unconditional.

Nothing contained in this Article, elsewhere in this First Supplemental Indenture or in any Additional Note is intended to or shall impair, as between the Guarantor and the Holders, the obligation of the Guarantor which obligations are independent of the obligations of the Company under the Additional Notes and this First Supplemental Indenture and are absolute and unconditional, to pay to the Holders the Guaranteed Obligations as and when the same shall become due and payable in accordance with the provisions of this First Supplemental Indenture, or is intended to or shall affect the relative rights of the Holders and creditors of the Guarantor, nor shall anything herein or therein prevent the Trustee or any Holder from exercising all remedies otherwise permitted by applicable law upon Default under this First Supplemental Indenture. Each payment to be made by the Guarantor hereunder in respect of the Additional Notes shall be payable in U.S. dollars.

Section 403. Ranking of Guarantee.

The Guarantor covenants and agrees, and each Holder of an Additional Note by his acceptance thereof likewise covenants and agrees, that the Guarantee will be an unsecured senior obligation of the Guarantor ranking pari passu in right of payment with all other existing and future Senior Debt of the Company and senior in right of payment to any future Debt of the Guarantor that is expressly subordinated to Senior Debt of the Company. The Guarantee, however, will be effectively subordinated to secured Senior Debt of the Company with respect to any assets of the Guarantor securing such Debt.

Section 404. The Trustee.

The Trustee shall not be responsible in any manner whatsoever for, or in respect of, the validity or sufficiency of this First Supplemental Indenture or for, or in respect of, the recitals contained herein, all of which are made solely by the Company and the Guarantor.

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This First Supplemental Indenture may be signed in any number of counterparts with the same effect as if the signatures to each counterpart were upon a single instrument, and all such counterparts together shall be deemed an original of this First Supplemental Indenture.

IN WITNESS WHEREOF, the parties hereto have caused this First Supplemental Indenture to be duly executed, and their respective corporate seals to be hereunto affixed and attested, all as of the day and year first above written.

TEMBEC INDUSTRIES INC.

By:___________________________
Name:
Title:

HSBC BANK USA, as Trustee

By:___________________________
Name:
Title:

TEMBEC INC.

By:___________________________
Name:
Title:

25

EXHIBIT A-1

[FORM OF CERTIFICATE FOR EXCHANGE OR REGISTRATION OF
TRANSFER FROM RESTRICTED GLOBAL ADDITIONAL NOTE
TO UNRESTRICTED GLOBAL ADDITIONAL NOTE]

HSBC BANK USA
452 Fifth Avenue
New York, New York 10018

Re: 8.50% Senior Additional Notes due February 1, 2011 of Tembec Industries Inc.

Reference is hereby made to the indenture, dated as of January 19, 2001, as supplemented by a first supplemental indenture dated June 12, 2001, among Tembec Industries Inc., as issuer (the "Company"), Tembec Inc. (the "Guarantor") and HSBC Bank USA, as trustee (the "Indenture"). Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.

This letter relates to $_____________ principal amount of Additional Notes which are evidenced by the Restricted Global Additional Note (CUSIP No. 87971K AB 3) and held with the Depositary in the name of ____________________ (the "Transferor"). The Transferor has requested a transfer of such beneficial interest in the Additional Notes to a Person who will take delivery thereof in the form of an equal principal amount of Additional Notes evidenced by the Unrestricted Global Additional Note (CUSIP No. C88366 AA 4).

In connection with such request and in respect of such Additional Notes, the Transferor hereby certifies that such transfer has been effected in compliance with the transfer restrictions applicable to the Global Additional Notes and pursuant to and in accordance with Rule 903, Rule 904 or Rule 144 under the United States Securities Act of 1933, as amended (the "Securities Act"), and accordingly the Transferor hereby further certifies that:

(A) if the transfer has been effected pursuant to Rule 903 or Rule 904:

(1) the offer of the Additional Notes was not made to a Person in the United States;

(2) either:

(a) at the time the buy order was originated, the transferee was outside the United States or the Transferor and any person acting on its behalf reasonably believed and believes that the transferee was outside the United States; or

(b) the transaction was executed in, on or through the facilities of a designated offshore securities market and neither the Transferor nor any person acting on its behalf knows that the transaction was prearranged with a buyer in the United States;

(3) no directed selling efforts have been made in contravention of the requirements of Rule 903(b) or Rule 904(b) of Regulation S, as applicable;

(4) the transaction is not part of a plan or scheme to evade the registration requirements of the Securities Act; and

(B) if the transfer has been effected pursuant to Rule 144, the Additional Notes have been transferred in a transaction permitted by Rule 144 under the Securities Act.

Upon giving effect to this request to exchange a beneficial interest in such Restricted Global Additional Note for a beneficial interest in the Unrestricted Global Additional Note, the resulting beneficial interest shall be subject to the restrictions on transfer applicable to the Unrestricted Global Additional Note, if any, pursuant to the Indenture and the Securities Act.

This certificate and the statements contained herein are made for your benefit and the benefit of the Company. Terms used in this certificate and not otherwise defined in the Indenture have the meanings set forth in Regulation S under the Securities Act.

[Insert Name of Transferor]

By:___________________________
Name:
Title:

Dated:

A-2

EXHIBIT A-2

[FORM OF CERTIFICATE FOR TRANSFER OR EXCHANGE AFTER TWO YEARS]

HSBC BANK USA
452 Fifth Avenue
New York, New York 10018

Re: 8.50% Senior Additional Notes due February 1, 2011 of Tembec Industries Inc.

Reference is hereby made to the indenture, dated as of January 19, 2001, as supplemented by a first supplemental indenture dated June 12, 2001, among Tembec Industries Inc., as issuer (the "Company"), Tembec Inc. (the "Guarantor") and HSBC Bank USA, as trustee (the "Indenture"). Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.

[For transfers: This letter relates to $____________ principal amount of Additional Notes which are evidenced by the Restricted Global Additional Notes (CUSIP No. 87971K AB 3) and held with the Depositary in the name of ______________________ [and held for the benefit of _________________] (the "Beneficial Owner"). The Beneficial Owner has requested that its beneficial interest in such Additional Notes be transferred to a Person that will take delivery thereof in the form of an equal principal amount of Additional Notes evidenced by the Unrestricted Global Additional Note (CUSIP No. C88366 AA 4).

In connection with such request and in respect of such Additional Notes, the Beneficial Owner does hereby certify that upon such transfer, (a) a period of at least two years will have elapsed since January 19, 2001, (b) the Beneficial Owner during the three months preceding the date of such transfer was not an "affiliate" of the Company (as defined in Rule 144 under the Securities Act), and it was not acting on behalf of such an affiliate and (c) such Person to whom such transfer is being made is not an "affiliate" of the Company.]

[For exchanges: This letter relates to $_______________ principal amount of Additional Notes that are evidenced by the Restricted Global Additional Note (CUSIP 87971K AB 3) and held with the Depositary in the name of [ ] [and held for the benefit of ] (the "Beneficial Owner"). The Beneficial Owner has requested that its beneficial interest in such Additional Notes be exchanged for a beneficial interest in an equal principal amount of Additional Notes evidenced by the Unrestricted Global Additional Note (CUSIP No. C88366 AA 4).

In connection with such request and in respect of such Additional Notes, the Beneficial Owner does hereby certify that, upon such exchange, (a) it will be the beneficial owner of such Additional Notes, (b) a period of at least two years will have elapsed since January 19, 2001 and (c) the Beneficial Owner will not be, and during the three months preceding the date of such exchange will not have been, an "affiliate" of the Company (as defined in Rule 144 under the Securities Act), and it is not acting on behalf of such an affiliate.]

This certificate and the statements contained herein are made for your benefit and the benefit of the Company.

[Insert Name of Beneficial Owner]

By:___________________________
Name:
Title:

Dated:

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